Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-140501

PROSPECTUS

4,000,000 Shares

COMMON STOCK

NeurogesX, Inc. is offering 4,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “NGSX.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $11.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to NeurogesX
Per Share	$11.00	$0.77	$10.23
Total	$44,000,000	$3,080,000	$40,920,000

We have granted the underwriters the right to purchase up to an additional 600,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on May 7, 2007.

MORGAN STANLEY

PACIFIC GROWTH EQUITIES, LLC

LAZARD CAPITAL MARKETS

SUSQUEHANNA FINANCIAL GROUP, LLLP

May 1, 2007

You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until May 26, 2007, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and related notes and the information in “Risk Factors.”

NEUROGESX, INC.

Overview

We are a biopharmaceutical company focused on developing and commercializing novel pain management therapies. We are assembling a portfolio of pain management product candidates and are developing innovative new therapies based on known chemical entities. Our initial focus is on chronic peripheral neuropathic pain including postherpetic neuralgia, or PHN, painful HIV-distal sensory polyneuropathy, or HIV-DSP, and painful diabetic neuropathy, or PDN. Our most advanced product candidate, NGX-4010, a synthetic capsaicin-based topical patch designed to manage pain associated with peripheral neuropathic pain conditions, has completed two pivotal Phase 3 clinical trials that have met their primary endpoints, one in PHN and one in HIV-DSP. The results demonstrated that a single 30 or 60 minute application of NGX-4010, depending on the indication, may provide at least 12 weeks of clinically-meaningful pain relief. We expect to file a marketing authorization application, or MAA, in Europe for NGX-4010 in 2007 based upon existing clinical trial data. If the safety and efficacy of NGX-4010 are confirmed by our two ongoing Phase 3 clinical trials, we intend to submit a new drug application, or NDA, in the United States in 2008. We are developing a non-patch liquid formulation of synthetic capsaicin, NGX-1998, and an opioid analgesic for use in managing chronic pain. We currently have no products approved for commercial sale and have not generated any revenues. We hold all worldwide commercial rights to our product candidates and are actively engaged in partnering discussions in anticipation of European product approval and launch.

Our Lead Product Candidate, NGX-4010

NGX-4010 is a non-narcotic analgesic formulated in a topical patch containing an 8% concentration of synthetic capsaicin. Capsaicin is released from the patch and absorbed into the skin without significant absorption into the bloodstream. Accordingly, users of NGX-4010 can avoid the side effects of anti-convulsants, anti-depressants and opioids and the potential for abuse and addiction associated with some of these drugs. NGX-4010 is administered in a physician’s office in a non-invasive process that involves pre-treating the painful area with a topical anesthetic followed by the application of our patch. NGX-4010 has been shown to provide a clinically meaningful reduction in peripheral neuropathic pain for at least 12 weeks.

We are currently developing NGX-4010 for the treatment of chronic neuropathic pain including PHN and HIV-DSP. PHN is a painful condition affecting sensory nerve fibers and is a complication of shingles, a second outbreak of the varicella-zoster virus which initially causes chickenpox. According to the Centers for Disease Control, or CDC, there are approximately 1.0 million cases of shingles in the United States each year, and approximately one in five develop PHN. According to Jain BioPharma, in 2005 there were approximately 500,000 people in the United States living with PHN.

HIV-DSP is caused primarily by three factors: direct activation of cells known as sensory neurons by the HIV virus, the immune system’s fight against the infection and the drugs administered to treat HIV. According to Frost & Sullivan, neuropathic pain is a common neurological complication of antiretroviral treatments of HIV and affects approximately 15% of the HIV infected community. According to the CDC, in 2005 there were 956,000 people in the United States infected with HIV.

Existing Treatments and their Limitations

While there are a number of products currently available for the management of neuropathic pain, we believe the market is still underserved due to the limitations of current therapies. Initial treatments may include anti-convulsants, anti-depressants or opioids, alone or in combination. These systemic treatments are often limited by side effects, leading to poor patient compliance and sub-optimal dosing. In addition, one topical patch has been approved in the United States for managing neuropathic pain, specifically to treat PHN. However, some patients may require up to two weeks of treatment before experiencing peak pain relief and the patch must continue to be used daily in order to maintain relief. Therefore, we believe there is an opportunity for localized, non-systemic analgesics to be used broadly, either alone or in combination, to improve efficacy and reduce side effects.

Our Solution

We are developing novel pain management therapies for neuropathic pain, beginning with high-concentration capsaicin formulations. We believe that our high-concentration capsaicin, if approved by regulatory authorities, may become the standard of care for the management of pain associated with peripheral neuropathic disorders, while offering a number of significant advantages over other neuropathic pain management therapies:

•

Non-systemic/localized treatment.    Our localized peripheral pain management therapy is designed to address the origin of the pain signal in the injured or dysfunctional nerves. Unlike most existing pain therapies, our product candidates do not act as general pain suppressants of the entire central nervous system and do not cause a general desensitization to acute pain or other sensations.

•

Duration of effect.    Our product candidates are designed to allow capsaicin to readily penetrate the skin and provide rapid onset of clinically-meaningful pain relief that may last for at least 12 weeks from a single 30 or 60 minute application. We believe this will address a significant limitation of existing therapies, many of which require daily use and gradually increased dosages over time before reaching their peak relief effect.

•

Compliance.    We believe that our product candidates may avoid problems with patient compliance, which can be a significant limitation with currently-available treatments, because our product candidates are designed to be administered in a single application to provide pain relief for at least 12 weeks.

•

Safety.    Our clinical trials have consistently demonstrated that NGX-4010 is well tolerated. Treatment-related adverse events have primarily consisted of redness, pain, burning, itching, dryness or swelling at the application site. These application site reactions have generally been short term and well managed with the application of cool compresses, ice or the use of short-acting opioids.

Our Strategy

Our goal is to become a leading biopharmaceutical company in the development and commercialization of novel pain management therapies. Key elements of our strategy for achieving these goals include:

•	rapidly develop and commercialize NGX-4010 for treatment of neuropathic pain;

•	establish a focused U.S. sales and marketing organization targeting pain specialists and partner or co-promote outside the United States;

•	maximize market exclusivity for NGX-4010 by aggressively protecting our intellectual property and pursuing regulatory pathways such as Hatch-Waxman marketing exclusivity and orphan drug designations;

•	expand the market opportunity for NGX-4010 by obtaining approval for use of NGX-4010 for PDN; and

•	build a balanced portfolio of pain management therapies.

Risks Associated with Our Business

We are a development stage company with no approved products, no revenues, and our operations to date have generated substantial and increasing needs for cash. Our business and our ability to execute on our business strategy are subject to many risks that you should be aware of before you decide to buy our common stock. These risks are discussed more fully in “Risk Factors” beginning on page 7. For example:

•	we have not received, and may not receive, regulatory approval for, or commercial revenues from, NGX-4010 or any other product candidate;

•	clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates, preventing or delaying the completion of development and regulatory approval;

•	delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate revenues;

•

even if clinical trials for NGX-4010 in treatments of PHN and HIV-DSP are successful, our clinical trials for other indications, including PDN, may not succeed, which would adversely impact our long term success;

•

if we are unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, we will not be able to commercialize our product candidates;

•	if physicians are not adequately reimbursed for their services in administering NGX-4010, it is likely that they will not prescribe NGX-4010; and

•	if adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our existing or planned development, commercialization or expansion activities.

Corporate Information

We were incorporated in California on May 28, 1998, and reincorporated in Delaware on February 5, 2007. Our principal executive offices are located at 981 Industrial Road, Suite F, San Carlos, CA 94070, and our telephone number is (650) 508-2116. Our web site address is www.neurogesx.com. The information on, or accessible through, our web site is not part of this prospectus. “TRANSACIN” is our registered trademark in the United States and in several other countries. “NEUROGESX” is our unregistered trademark. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. References in this prospectus to “we,” “us” and “our” refer to NeurogesX, Inc. and its subsidiaries.

THE OFFERING

Common stock offered	4,000,000 shares

Common stock to be outstanding after this offering	12,487,898 shares

Use of proceeds	We expect to use the net proceeds from this offering as follows:

•	to fund our ongoing clinical trials and our other development activities;

•	for working capital and general corporate purposes; and

•	for potential acquisitions of complementary businesses, products or technologies. See “Use of Proceeds.”

NASDAQ Global Market symbol	NGSX

The number of shares of common stock to be outstanding after this offering is based on 8,487,898 shares outstanding as of December 31, 2006 and excludes:

•	681,228 shares of common stock issuable upon exercise of options outstanding as of December 31, 2006 at a weighted average exercise price of $2.98 per share;

•

955,855 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2006 at a weighted average exercise price of $11.25 per share—in January and February 2007, 896,282 of these warrants were exercised, resulting in aggregate cash proceeds of approximately $10.1 million;

•	165,429 shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan as of December 31, 2006;

•	1,333,333 shares of common stock reserved for future issuance under our 2007 Stock Plan adopted January 2007 and effective as of the completion of this offering; and

•	333,333 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan adopted January 2007 and effective as of the completion of this offering.

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to an additional 600,000 shares of our common stock to cover over-allotments;

•	a 1-for-15 reverse split of our outstanding common stock;

•	the conversion of all outstanding shares of our preferred stock into 7,825,731 shares of common stock prior to completion of this offering; and

•

the filing of our amended and restated certificate of incorporation authorizing a class of undesignated preferred stock and increasing the number of shares of our authorized common stock to 100,000,000 prior to completion of this offering.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately 300,000 shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and for the period from May 28, 1998 (inception) through December 31, 2006 and the summary consolidated balance sheet data as of December 31, 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our audited and unaudited consolidated financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Year Ended December 31,			Period from May 28, 1998 (inception) to December 31, 2006
	2004	2005	2006
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$16,492	$11,847	$20,919	$70,065
General and administrative	5,113	1,715	6,110	21,418

Total operating expenses	21,605	13,562	27,029	91,483
Loss from operations	(21,605)	(13,562)	(27,029)	(91,483)
Interest income (expense), net	262	393	156	1,535
Other income (expense), net	—	58	(3,272)	(3,300)

Net loss before cumulative effect of change in accounting principle	(21,343)	(13,111)	(30,145)	(93,248)
Cumulative effect of change in accounting principle	—	(32)	—	(32)

Net loss	(21,343)	(13,143)	(30,145)	(93,280)
Accretion of redeemable convertible preferred stock	(6,782)	(8,269)	(11,293)	(34,247)

Loss attributable to common stockholders	$(28,125)	$(21,412)	$(41,438)	$(127,527)

Basic and diluted loss per share attributable to common stockholders(1):
Historical	$(97.76)	$(70.56)	$(116.20)

Pro forma (unaudited)			$(3.90)

Weighted-average number of shares used to compute basis and diluted loss per share attributable to common stockholders(1):
Historical	287,702	303,476	356,600
Pro forma (unaudited)			7,722,415

(footnotes appear on the next page)

	As of December 31, 2006
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short term investments	$13,902	$13,902	$52,522
Working capital	578	8,127	46,747
Total assets	14,818	14,818	53,438
Preferred stock warrant liability	7,549	—	—
Noncurrent portion of notes payable	6,737	6,737	6,737
Redeemable convertible preferred stock	116,164	—	—
Deficit accumulated during the development stage	(127,527)	(127,527)	(127,527)
Total stockholders’ equity (deficit)	(122,066)	1,647	40,267

(1)	See Note 2 of the Notes to Financial Statements for an explanation of the method used to calculate the historical and pro forma net loss per common share and the number of shares used in the computation of the per share amounts.
(2)	The pro forma net loss per common share information gives pro forma effect to the conversion of all shares of our redeemable convertible preferred stock outstanding as of December 31, 2006 into 7,825,731 shares of common stock concurrently with the closing of this offering, as if the conversion had occurred at the date of the original issuance and the reclassification of preferred stock warrant liability into additional paid-in capital upon conversion of preferred stock underlying warrants to common stock immediately prior to the closing of this offering.
(3)	As adjusted for the sale of 4,000,000 shares of our common stock in this offering at an initial public offering price of $11.00 per share after deducting the estimated underwriting discounts and commissions and estimated expense payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information contained in this prospectus, including our financial statements and the related notes, before deciding to purchase any shares of our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Business

Our success depends substantially on our ability to obtain U.S. regulatory approval for our lead product candidate, NGX-4010.

Our success depends substantially on our most advanced product candidate, NGX-4010, a dermal patch containing a high-concentration of synthetic capsaicin. NGX-4010 has been evaluated in two completed Phase 3 clinical trials for the management of pain associated with postherpetic neuralgia, or PHN, one of which did not meet its primary endpoint, and one completed Phase 3 clinical trial for the management of pain associated with HIV-associated distal sensory polyneuropathy, or HIV-DSP. We are in the process of undertaking one additional pivotal Phase 3 clinical trial for each indication. The U.S. Food and Drug Administration, or FDA, generally requires successful completion of at least two adequate and well-controlled Phase 3 clinical trials for each indication for which we seek marketing approval before submission of a new drug application, or NDA. We may not have adequate financial or other resources to pursue this product candidate for either or both indications through the clinical trial process or through commercialization. The successful outcome of these ongoing Phase 3 clinical trials and the required capital expenditure will depend in part on our ability to successfully complete enrollment in the trials on a timely basis. Additionally, the ongoing trials may not achieve positive results, and, even if the results are positive, may not adequately support the results of any corresponding earlier trial. If we fail to complete our clinical trials for NGX-4010, or if these clinical trials fail to demonstrate with substantial evidence that NGX-4010 is both safe and effective, we will not be able to commercialize the product in the United States and our business will be significantly harmed, we may be unable to become profitable or continue our operations and our stock price will be adversely affected. We anticipate that we will seek FDA approval for NGX-4010 only after we have successfully met the primary endpoints of the ongoing Phase 3 trials for both PHN and HIV-DSP indications, the last of which is expected to be completed no earlier than 2008. We may change our strategy and initially seek FDA approval for NGX-4010 for only one indication, which could negatively impact our initial marketing efforts and revenue potential.

We may not be successful in obtaining European regulatory approval for NGX-4010.

We expect to submit a Marketing Authorization Application, or MAA, for NGX-4010 to the European Medicines Agency, or EMEA, in 2007. We will be relying on published scientific literature for certain basic research data and there can be no assurance that the European authorities will accept that these literature references satisfy the MAA requirements for such data. We expect to request marketing authorization for a broad indication of peripheral neuropathic pain for NGX-4010 based on the results of our two completed Phase 3 clinical trials that met their primary endpoints, one for the treatment of PHN and the other for the treatment of HIV-DSP. We may be unable to obtain such marketing authorization or the marketing authorization, if obtained, may not be as broad as we would like. For example, the EMEA may, like the FDA, only approve NGX-4010 for particular neuropathic pain indications for which we submit sufficient data, rather than accepting such data as supportive of a broad marketing authorization for peripheral neuropathic pain in general. The EMEA may determine that the data we submit are not sufficient for a favorable opinion and may halt or delay the approval process. If NGX-4010 does not receive European marketing authorization, we will not be able to commercialize the product in Europe. Consequently, our ability to generate revenue will be significantly harmed, we may be unable to become profitable or continue our operations and our stock price will be adversely affected.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of NGX-4010 or any other product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that the product is both safe and effective for use in each target indication. Clinical trial results from the study of neuropathic pain are inherently difficult to predict. The primary measure of pain is subjective patient feedback, which can be influenced by factors outside of our control, and can vary widely from day to day for a particular patient, and from patient to patient and site to site within a clinical study. The results we have obtained in completed clinical trails may not be predictive of results from our ongoing or future trials. Additionally, we may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies.

Some of our trial results have been negatively affected by factors that had not been fully anticipated prior to our examination of the trial results. For example, we have observed a significant “placebo effect” within our control groups—a phenomenon in which a sham treatment or, in the case of our studies, a low-dose capsaicin treatment that we believed would not be effective, results in a beneficial effect based on the patient’s expectations about the treatment rather than the treatment itself. We have also observed a gender difference in how patients experience pain and respond to pain relief medication or placebo. Although we have modified our protocols in ongoing studies to address these factors, there can be no assurance that these modifications will be adequate or that these or other factors that we may or may not be aware of or anticipate, will not have a negative effect on the results of our ongoing clinical trials, which could significantly disrupt our efforts to obtain regulatory approvals and commercialize our product candidates. Furthermore, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable safety risk to patients. In our Phase 3 trials there have been three serious adverse events (totalling less than 1%) related to NGX-4010, two related to pain and one case of hypertension. In our PHN studies C108 and C110, more cardiac adverse events occurred in subjects treated with NGX-4010 than subjects receiving the control patch. Evaluation of these adverse events did not indicate that they were treatment related. In our most recent PHN study, C116, a similar number of cardiovascular events occurred in the NGX-4010 and control groups. However, future late stage clinical trials in a larger patient population could reveal more frequent, more severe or additional side effects that were not seen or deemed unrelated in earlier studies, any of which could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities stopping further development of or denying approval of our product candidates. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial, modify our regulatory strategy or even discontinue development of one or more of our product candidates.

A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. If our product candidates are not shown to be both safe and effective in clinical trials, the resulting delays in developing other compounds and conducting associated preclinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on our business, financial condition and results of operations.

We cannot predict whether regulatory agencies will determine that the data from our clinical trials support marketing approval.

The FDA’s and EMEA’s decisions to approve NGX-4010 will depend on our ability to demonstrate with substantial clinical evidence, through well-controlled clinical trials, that NGX-4010 is effective, as measured statistically by comparing the overall improvement in pain in actively-treated patients against improvement in pain in the control group. However, there is a possibility that our data may be statistically significant, but that the actual clinical benefit of the NGX-4010 treatment may not be considered to be significant. Consequently, we believe that the FDA will consider additional data, such as a “responder” analysis and other secondary endpoints when evaluating whether our product can be approved. We believe that the FDA views “responders” as patients who experience at least a 30% reduction in overall pain. The EMEA standard for reduction in overall pain is between 30% to 50%. We cannot predict whether the regulatory agencies will find that our trial results provide compelling “responder” or other secondary endpoint data. Even if we believe that the data from our trials will support marketing approval in the United States or in Europe, we cannot predict whether the agencies will agree with our analysis and approve our applications.

Even if clinical trials for NGX-4010 in treatment of PHN and HIV-DSP are successful, our clinical trials for other indications, including PDN, may not succeed, which would adversely impact our long term success.

We have not prepared for or conducted any clinical trials for indications other than PHN, HIV-DSP and PDN. We are in Phase 2 for the use of NGX-4010 for the management of PDN. PDN represents a much larger market opportunity than either PHN or HIV-DSP, and unless we successfully complete required clinical trials and obtain regulatory approvals for the use of NGX-4010 for PDN patients, our long term ability to succeed will be significantly and negatively impacted. We believe that, as was the case with PHN and HIV-DSP, we will have to conduct two successful Phase 3 trials for future indications, including PDN, before we can obtain approval to market our product candidates for such indications.

Results of clinical trials of NGX-4010 for patients with PHN and HIV-DSP do not necessarily predict the results of clinical trials involving other indications. NGX-4010 may fail to show desired safety and efficacy for management of pain associated with PDN and other indications, despite results from earlier clinical trials involving PDN, PHN and HIV-DSP. Any failure or significant delay in completing clinical trials for NGX-4010 with PDN and other indications, or in receiving regulatory approval involving such indications, may significantly harm our business.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate revenues.

We do not know whether ongoing or planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be disrupted for a variety of reasons, including difficulties in:

•	recruiting and enrolling patients to participate in a clinical trial;

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

A clinical trial may also be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or in accordance with our clinical protocols;

•	inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	inadequate patient enrollment or lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate.

We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for our product candidates.

We do not currently conduct clinical trials on our own, and instead rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to assist us with our clinical trials. We are also required to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. If these third parties do not successfully carry out their duties to us or regulatory obligations or meet expected deadlines, if the third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our product candidates.

We must enter into an agreement with, and depend upon, one or more partners to assist us in commercializing our lead product candidate, NGX-4010, in Europe.

Because of our limited financial and other resources, we must actively seek and enter into a collaboration with one or more European partners to assist us in our planned European NGX-4010 launch, if marketing approval is granted. Any collaboration agreement we enter into may contain unfavorable terms, for example, with respect to product candidates covered, control over decisions and responsibilities, termination rights, payment, and other significant terms. Our ability to receive any significant revenue from our product candidates covered by the collaboration agreement will be dependent on the efforts of our collaboration partner and may result in lower levels of income to us than if we marketed our product candidates entirely on our own. The collaboration partner may not fulfill its obligations or commercialize our product candidates as quickly as we would like. We could also become involved in disputes with our partner, which could lead to delays in or termination of our commercialization programs and time-consuming and expensive litigation or arbitration. If a collaboration partner terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.

Additionally, depending upon the collaboration partner that we choose, other companies that might otherwise be interested in developing products with us could be less inclined to do so because of our relationship with the collaboration partner. If our ability to work with present or future strategic partners or collaborators is adversely affected as a result of our collaboration agreement, our business prospects may be limited and our financial condition may be adversely affected.

If we are unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, we will not be successful in commercializing our product candidates.

In order to commercialize any of our product candidates successfully, we must either acquire or internally develop a capable sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these services for us. The acquisition or development of a capable sales, marketing and distribution infrastructure will require substantial resources, which may divert the attention of our management and key personnel and negatively impact our product development efforts. We intend to enter into partnering, co-promotion and other distribution arrangements for commercialization outside the United States. While we currently intend to develop a direct sales and marketing organization in the United States for NGX-4010, because we believe that we can best serve our target customers with a focused, specialty sales force, our strategy may change and we may have to, instead, seek a collaboration partner. Factors that may inhibit our efforts to develop an internal sales, marketing and distribution infrastructure include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or convince adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating a sales and marketing organization.

We also may not be able to enter into collaborations on acceptable terms, if at all, and we may face competition in our search for partners with whom we may collaborate. If we are not able to build a sales, marketing and distribution infrastructure or collaborate with a partner to perform these functions, we may be unable to commercialize our product candidates successfully, which would adversely affect our business and financial condition.

Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians and patients. Market acceptance of, and demand for, any product that we develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the effectiveness of our or our collaborators’ sales, marketing and distribution strategy; and

•	publicity concerning our products or competing products and treatments.

If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business.

If physicians are not adequately reimbursed for their time and services in administering NGX-4010, it is likely that they will not prescribe NGX-4010.

Because many persons suffering from PHN are elderly, in order for NGX-4010 to be economically viable for this indication in the United States, we will need Medicare coverage for NGX-4010 in the United States if and when NGX-4010 is approved by the FDA for commercialization. The Medicare program may determine that NGX-4010 is not “reasonable and necessary” for Medicare beneficiaries or is reasonable and necessary only under limited circumstances. If the Medicare program were to determine that NGX-4010 is not reasonable and necessary for Medicare beneficiaries and deny or significantly limit reimbursement for NGX-4010, our business would be harmed, not only because the Medicare population is a substantial portion of our target market, but also because the Medicare program’s determination would likely affect the determination of many private payors.

Even if NGX-4010 is covered by the Medicare program, we cannot determine whether that coverage will be primarily under Medicare Part B or Medicare Part D. Although products administered by a physician, as we expect NGX-4010 will be, are ordinarily covered by Medicare Part B, and Medicare Part B also reimburses the physician for services in administering the product, Medicare Part B does not currently provide reimbursement for the use of topical patches in the treatment of peripheral neuropathic pain. Changing the current policy as it applies to NGX-4010 and obtaining Part B coverage is important to our future success, and there is a substantial possibility that our efforts to achieve such a change in a policy will not be successful. Lidoderm, a self-administered topical patch, is covered under Medicare Part D, the outpatient prescription drug benefit that took effect in 2006. Part D may provide reimbursement for NGX-4010, but we do not view Part D coverage as being as favorable as Part B coverage, because each Part D plan establishes its own formulary and may or may not decide to include NGX-4010, or if it does, may seek to negotiate significantly lower prices in order to include the product in their formularies. Additionally, Part D does not include reimbursement for the physician’s administration of the product. Patient preparation and NGX-4010 application time is significant and may take two hours or longer, which significantly impacts a physician’s ability to see other patients and, consequently, the physician’s revenue. If physicians are not adequately reimbursed for their time and services in administering NGX-4010, it is likely that they will not prescribe NGX-4010, which would significantly impair our ability to obtain revenues.

We also will need to obtain approvals for payment for NGX-4010 from private insurers, including managed care organizations. We expect that private insurers will consider the efficacy, cost-effectiveness and safety of NGX-4010 in determining whether to reimburse for NGX-4010 therapy and at what level. Obtaining these approvals will be a time consuming and expensive process and we may not receive adequate reimbursement of NGX-4010 from private insurers.

We expect to experience pricing pressures in connection with the sale of NGX-4010, if approved, and our potential future products, due to the trend toward programs and legislation aimed at reducing healthcare costs, as well as the increasing influence of managed care organizations. In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to direct governmental control and to drug reimbursement programs with varying price control mechanisms. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of NGX-4010 to other currently available therapies. If reimbursement for NGX-4010 is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our business would be materially harmed.

We have no manufacturing capabilities and depend on other parties for our manufacturing operations. If these manufacturers fail to meet our requirements and strict regulatory requirements, our product development and commercialization efforts may be materially harmed.

We currently depend on four contract manufacturers as single source suppliers for the components of our NGX-4010 product candidate: synthetic capsaicin, the topical patch, the associated cleansing gel and the fully assembled NGX-4010 treatment kit. To date, we have entered into long term commercial supply agreements for the topical patch and our cleansing gel, but have not yet entered into long term supply agreements with either of our other contract manufacturers and these manufacturers could terminate their relationships with us at any time and for any reason. If our relationship with any of these manufacturers is terminated, or if any manufacturer is unable to produce required quantities on a timely basis or at all, our operations would be delayed and our business harmed.

Our reliance on contract manufacturers exposes us to additional risks, including:

•	failure of our current and future manufacturers to comply with strictly-enforced regulatory requirements;

•	failure to manufacture to our specifications, or to deliver sufficient quantities in a timely manner;

•	the possibility that we may terminate a contract manufacturer and need to engage a replacement;

•	the possibility that our current and future manufacturers may not be able to manufacture our product candidates and products without infringing the intellectual property rights of others;

•	the possibility that our current and future manufacturers may not have adequate intellectual property rights to provide for exclusivity and prevent competition; and

•	insufficiency of intellectual property rights to any improvements in the manufacturing processes or new manufacturing processes for our products.

Any of these factors could result in significant delay or suspension of our clinical trials, regulatory submissions, receipt of required approvals or commercialization of our products and harm our business.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials with limits that we believe are customary and adequate to provide us with coverage for foreseeable risks associated with our product candidate development efforts, our insurance coverage may not reimburse us or may be insufficient to reimburse us for the actual expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing.

We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than us.

If NGX-4010 receives marketing approval, it will compete against well-established products marketed by large pharmaceutical companies with far greater name recognition and resources than we have. NGX-4010 will also compete with medications used off-label. The most directly-competitive currently-marketed products in the United States are Lidoderm, an FDA-approved 5% lidocaine topical patch for the treatment of PHN marketed by Endo Pharmaceuticals, and Neurontin and Lyrica, oral anti-convulsants, marketed by Pfizer for use in the treatment of PHN. In addition to these branded drugs, the FDA has approved gabapentin for use in the treatment of PHN. Gabapentin is marketed by multiple generic manufacturers, and is the most widely-prescribed drug in the United States for treatment of neuropathic pain. Pfizer has also received FDA approval of Lyrica for the treatment of PDN and epilepsy indications. The FDA has approved Cymbalta from Eli Lilly for use in the treatment of PDN and depression.

Prior to any market launch, competition may become stronger and more direct and products in development, including products that we are unaware of, may compete with NGX-4010. There are many other companies working to develop new drugs and other therapies to treat pain in general and neuropathic pain in particular, including GlaxoSmithKline, Merck, Novartis AG and Eli Lilly. Many of the compounds in development by such companies are already marketed for other indications, such as anti-depressants or anti-seizure drugs. We are also aware of a small, privately-held specialty pharmaceutical company that has begun early development of a high-concentration capsaicin patch for the treatment of PHN, for which the FDA has granted orphan drug designation, as well as early development of a local anesthetic patch for the treatment of PHN, HIV-DSP and PDN. If this company successfully completes its development efforts without violation of our intellectual property rights, it would compete against us. If it were granted orphan exclusivity and was approved by the FDA in an indication that we are attempting to gain approval for before our product candidate is approved, it would significantly harm our ability to commercialize NGX-4010. In addition, physicians employ other interventional procedures, such as nerve stimulation or nerve blocks, to treat patients with difficult to treat neuropathic pain conditions. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, such as vaccines, occur in the biopharmaceutical industry at a rapid pace. Any of these developments may render our product candidates obsolete or noncompetitive.

Many of our potential competitors, either alone or together with their partners, have substantially greater financial resources, research and development programs, clinical trial and regulatory experience, expertise in prosecution of intellectual property rights, and manufacturing, distribution and sales and marketing capabilities. As a result of these factors, our competitors may:

•	develop product candidates and market products that are less expensive, safer, more effective or involve more convenient treatment procedures than our future products;

•	commercialize competing products before we can launch any of our product candidates;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic alliances; and

•	take advantage of acquisition or other opportunities more readily than we can.

The life sciences industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change we may be unable to compete effectively.

Even if our product candidates receive regulatory approval, they will be subject to ongoing regulatory requirements and may face regulatory or enforcement action.

Any product candidate for which we receive regulatory approval, together with our third-party manufacturing facilities and processes, post-approval clinical data, and advertising and promotional activities for the product, will be subject to significant review and ongoing and changing regulation by the FDA, the EMEA and other regulatory agencies. Failure to comply with regulatory requirements may subject us to administrative and judicially-imposed sanctions. These may include warning letters, adverse publicity, civil and criminal penalties, injunctions, product seizures or detention, product recalls, total or partial suspension of production, and refusal to approve pending product marketing applications.

Even if we receive regulatory approval to market a particular product candidate, the approval could be conditioned on us conducting additional costly post-approval studies or could limit the indicated uses included in our labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries.

We have limited experience in regulatory affairs.

We have limited experience in preparing, submitting and prosecuting regulatory filings including NDAs, MAAs and other applications necessary to gain regulatory approvals. Moreover, some of our product candidates are based on novel applications of therapies that have not been extensively tested in humans, and the regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result of these factors, in comparison to our competitors, we may require more time and incur greater costs to obtain regulatory approvals of products that we develop, license or acquire.

Our “fast track” designation for development of NGX-4010 for treatment of painful HIV-associated neuropathy may not actually lead to a faster development or regulatory review or approval process.

A product intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for such a condition may be submitted to the FDA for “fast track” designation. Although we received fast track designation from the FDA for NGX-4010 for the treatment of HIV-DSP, there is no assurance that we will experience a faster development process, review or approval, compared to conventional FDA standards, or that the product will be approved at all. The FDA may also withdraw our fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain or maintain orphan drug exclusivity for NGX-4010.

The FDA granted us orphan drug status with regard to NGX-4010 for the treatment of HIV-DSP. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity—that is, for seven years, the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances. We may be unable to obtain orphan drug designations for any additional product candidates or orphan exclusivity for any of our product candidates, or our potential competitors may obtain orphan drug exclusivity for capsaicin-based products competitive with our product candidates before we do, in which case we may be excluded from that market for the exclusivity period. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it if a competitive product is shown to be clinically superior to our product. Although obtaining FDA approval to market a product with orphan exclusivity can be advantageous, there can be no assurance that it would provide us with a significant commercial advantage.

We may not be able to obtain Hatch-Waxman Act marketing exclusivity or equivalent regulatory data exclusivity protection in other jurisdictions for NGX-4010.

We intend to rely, in part, on Hatch-Waxman exclusivity for the commercialization of NGX-4010 in the United States. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA under specific provisions of the Food, Drug and Cosmetic Act for a product using an active ingredient that the FDA has not previously approved. While we believe that the FDA has not approved another product containing the active ingredient of NGX-4010, synthetic capsaicin, there can be no assurance that NGX-4010 will be able to qualify for Hatch-Waxman exclusivity. This market exclusivity will not prevent the FDA from approving a competitor’s NDA if the competitor’s NDA is based on studies it has performed and not on our studies.

There can be no assurance that European authorities will grant data exclusivity to NGX-4010, because it does not contain a new active molecule. Even if European data exclusivity is granted for NGX-4010, that may not protect us from direct competition. Given the well-established use of capsaicin as a pain reliever, a competitor with a generic version of NGX-4010 may be able to obtain approval of their product during NGX-4010’s period of data exclusivity, by submitting an MAA with a less than full package of preclinical and clinical data.

We depend on our key personnel. If we are not able to retain them, our business will suffer.

We are highly dependent on the principal members of our management and scientific staff. The competition for skilled personnel among biopharmaceutical companies in the San Francisco Bay Area is intense and the employment services of our scientific, management and other executive officers are terminable at-will. If we lose one or more of these key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. We do not carry key man life insurance on any of our key personnel.

Our management and auditors have identified material weaknesses in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements and the inability of our management to provide its report on the effectiveness of our internal controls as required by the Sarbanes-Oxley Act of 2002, for years ending December 31, 2008 and thereafter, either of which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with our fiscal 2006 financial statement audit, our accounting firm informed us that they had identified material weaknesses in our internal controls as defined by the American Institute of Certified Public Accountants.

The material weaknesses reported relate to having insufficient personnel resources with sufficient technical accounting expertise within our accounting function.

We are taking remedial measures to improve the effectiveness of our internal controls. Specifically, we will be:

•	strengthening our internal staffing to accommodate public company requirements; and

•	engaging an outside compliance consulting firm to advise us on improving our internal controls and systems.

The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures to be taken in the future will remediate the material weaknesses noted by our independent public accounting firm or that we will implement and maintain adequate controls over our financial processes and reporting in the future. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company and we may not be able to provide a report on the effectiveness of our internal controls for the year ending December 31, 2008, or later. Any failure by us to timely provide the required financial information or provide a report on the effectiveness of our internal controls could materially and adversely impact our financial condition and the market value of our securities.

Risks Related to Our Finances and Capital Requirements

We have incurred operating losses in each year since inception and expect to continue to incur substantial and increasing losses for the foreseeable future.

We have not generated any revenue to date and we have incurred operating and net losses each year since our inception in 1998. Our net loss for each of the years ended December 31, 2004, 2005 and 2006 was $21.3 million, $13.1 million, and $30.1 million, respectively. As of December 31, 2006, we had an accumulated deficit of $127.5 million. We expect to incur increasing losses for several years, as we develop, seek regulatory approvals for and commercialize NGX-4010, and continue other research and development activities. If NGX-4010 fails in clinical trials, does not gain regulatory approval or does not achieve market acceptance, we will not generate any revenue. We cannot assure you that we will be profitable even if we commercialize NGX-4010. If we fail to achieve and maintain profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We will require substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

We expect our negative cash flows from operations to continue at least until we obtain regulatory approval for and are able to commercialize NGX-4010, which we believe will not occur until 2008, at the earliest. Our audit report in our 2006 consolidated financial statements contains an explanatory paragraph stating that our recurring net losses, negative cash flows from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. We believe, based on our current operating plan and with the proceeds of this offering, that our cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next twelve months. We believe that the successful completion of this offering will eliminate this doubt and enable us to continue as a going concern. The development and regulatory approval of NGX-4010 and other product candidates and the acquisition and development of additional products or product candidates by us, as well as the development of our sales and marketing capabilities, will require the commitment of substantial funds. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the rate of progress and cost of our clinical trials and other development activities;

•	the costs and timing of regulatory approval;

•	the costs of establishing or contracting for sales and marketing capabilities;

•	the extent to which we acquire or in-license new products, technologies or businesses;

•	the effect of competing technological and market developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We intend to seek additional funding through strategic alliances or through public or private sales of our equity securities. In addition, we may obtain equipment leases and may pursue opportunities to obtain debt financing in the future. There can be no assurance, however, that strategic alliances, additional equity or debt financing will be available on reasonable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our then existing or planned development, commercialization or expansion activities.

Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets, as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

Risks Related to our Intellectual Property

The commercial success, if any, of NGX-4010 depends, in part, on the rights we have under certain patents.

The commercial success, if any, of NGX-4010 depends, in part, on a device patent granted in the United States and a device patent granted in Hong Kong and certain countries of Europe concerning the use of a dermal patch for high-concentration capsaicin delivery for the treatment of neuropathic pain. We exclusively license these patents, as well as related pending patent applications in Canada and Europe, from the University of California. We do not currently own, and do not have rights under this license to any issued patents that cover NGX-4010 outside Europe, Hong Kong or the United States.

We also license a method patent granted in the United States from the University of California concerning the delivery of high-concentration capsaicin for the treatment of neuropathic pain. Two of the three inventors named in the method patent did not assign their patent rights to the University of California. As a result, our rights under this patent are non-exclusive. Anesiva, a company focused on the development and commercialization of treatments for pain, including injection or infiltration of capsaicin for post-surgical pain, osteoarthritis or interdigital neuroma, has licensed from one of the non-assigning inventors the right to use the technology under the method patent. There can be no assurances that other entities will not similarly obtain rights to use the technology under the method patent. If other entities license the right to use this patent, we may face more products competitive with NGX-4010 and our business will suffer. There may also be claims of inventorship with respect to patents and patent applications we may have in the past licensed or may in the future license, including those licensed from the University of California, which could also result in a loss of exclusivity and further competition.

If we are unable to maintain and enforce our proprietary rights, we may not be able to compete effectively or operate profitably.

Our commercial success will depend, in part, on obtaining and maintaining patent protection, trade secret protection and regulatory protection (such as Hatch-Waxman protection or orphan drug designation) of our proprietary technology and information as well as successfully defending against third-party challenges to our proprietary technology and information. We will be able to protect our proprietary technology and information from use by third parties only to the extent that valid and enforceable patents, trade secrets or regulatory protection cover them and we have exclusive rights to utilize them.

Our commercial success will continue to depend in part on the patent rights we own, the patent rights we have licensed, the patent rights of our collaborators and suppliers and the patent rights we plan to obtain related to future products we may market. Our success also depends on our and our licensors’, collaborators’ and suppliers’ ability to maintain these patent rights against third-party challenges to their validity, scope or enforceability. Further, we do not fully control the patent prosecution of our licensed patent applications. There is a risk that our licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as we would if we controlled the prosecution of the patent applications, and the resulting patent protection, if any, may not be as strong or comprehensive as if we had prosecuted the applications ourselves.

The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

•

our issued patents and the issued patents of our licensors may not provide a basis for commercially viable products, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others may have an adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we seek to protect confidential information, in part, by confidentiality agreements with our employees, consultants, contractors, or scientific and other advisors, they may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

If we are not able to defend the patent or trade secret protection position of our technologies and product candidates, then we will not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of our product candidates and to achieve or maintain profitability.

If we are sued for infringing intellectual property rights of other parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on our business.

Although we believe that we would have valid defenses to allegations that our current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties of which we are aware, we cannot be certain that a third party will not challenge our position in the future. Other parties may own patent rights that might be infringed by our products or other activities. For example, in June 2005, Winston Laboratories sent us a letter informing us of their U.S. patent related to cis-capsaicin, and suggesting that our synthetic capsaicin formulation could infringe this patent. We responded in August 2005 by denying any infringement. In 2007, Winston has reiterated its claim and offered to discuss a license to its patent. We have responded by denying infringement. We believe that our products, if commercialized, will not infringe the Winston patent, which is due to expire in 2009, but may be extended under certain circumstances. There has been, and we believe that there will continue to be, significant litigation and demands for licenses in our industry regarding patent and other intellectual property rights. Our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. These parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our potential competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations. Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention which could result in substantial costs to us or an adverse decision as to the priority of our inventions. An unfavorable outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

We are a party to a number of technology licenses that are important to our business and expect to enter into additional licenses in the future. For example, we hold licenses from The University of California and LTS Lohmann Therapie-Systeme AG under patents and patent applications relating to NGX-4010, our lead product candidate. These licenses impose various commercialization, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license, including NGX-4010.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to this Offering

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. We and the underwriters determined the initial public offering price of our common stock through negotiation. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	results from and any delays related to the clinical trials for our product candidates;

•	failure or delays in entering additional product candidates into clinical trials;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	delay in entering, or termination of, strategic partnership relationships;

•	third-party healthcare reimbursement policies or determinations;

•	actual or anticipated quarterly variations in our results of operations or those of our collaborators or competitors;

•	our ability to obtain regulatory approvals and develop and market new and enhanced product candidates on a timely basis;

•	announcements by us or our collaborators or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	market conditions in the life sciences sector;

•	any major change in our board or management; and

•	general economic conditions and slow or negative growth of our markets.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $7.70 in net tangible book value per share from the price you paid, based on an initial public offering price of $11.00 per share. In addition, new investors who purchase shares in this offering will contribute approximately 33.6% of the total amount of equity capital raised by us through the date of this offering, and will own approximately 32.8% of the outstanding share capital and approximately 32.8% of the voting rights. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and the NASDAQ Stock Market LLC. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of December 31, 2006, upon completion of this offering, we will have outstanding a total of 12,487,898 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the 4,000,000 shares of common stock sold in this offering by us will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended for up to an additional 34 days under certain circumstances. After the lock-up agreements expire, based on shares outstanding as of December 31, 2006, up to an additional 8,040,570 shares of common stock will be eligible for sale in the public market, 6,209,274 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 681,228 shares of common stock that are subject to outstanding options as of December 31, 2006 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our executive officers, directors and their affiliates will beneficially own or control approximately 38.3% of the outstanding shares of our common stock (after giving effect to the conversion of all outstanding convertible preferred stock and the exercise of all outstanding vested and unvested options and warrants), following the completion of this offering. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, have contractual restrictions against paying cash dividends and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the expected timing of completion of, or results from, our clinical trials;

•	the timing or likelihood of regulatory filings and approvals, the basis for approval, expected indications and scope of marketing approvals;

•

the implementation of our business model and strategic plans for our business, product candidates and technology, including our plans with respect to commercialization efforts and entry into collaborations or strategic partnerships for marketing or other matters;

•	our plans with respect to manufacture and assembly of our potential products;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and potential products;

•	our ability to obtain, and expected reliance on, Hatch-Waxman marketing exclusivity or orphan drug status;

•	our ability to operate our business without infringing the intellectual property rights of others;

•

estimates of, or expectations regarding, our expenses for clinical trials, development efforts and other matters, losses, future revenue, capital requirements and our needs and sources for additional financing;

•	our ability to continue to fund our operations for the next 12 months after the completion of this offering;

•	our use of proceeds from this offering;

•	expected markets for our potential products;

•	the potential benefits of our product candidates;

•	market acceptance of our potential products;

•	our financial performance; and

•	competitive companies, products and therapies.

The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $38.6 million from the sale of the shares of common stock offered in this offering, based on the initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $44.8 million.

The principal purposes for this offering are to fund our development activities, including clinical trials for NGX-4010 and our other potential product candidates, to increase our working capital, to create a public market for our common stock, to increase our ability to access the capital markets in the future, for general corporate purposes and to provide liquidity for our existing stockholders.

We intend to use approximately $35.0 million of the net proceeds from this offering to fund research and development activities, including approximately $25.0 million for the completion of our planned clinical and regulatory program for NGX-4010 in PHN and HIV-DSP, $8.0 million for clinical development of NGX-4010 in PDN through at least one Phase 3 trial and $2.0 million for development of our new product candidate NGX-1998 into a Phase 2 trial and for pre-clinical research of other potential product candidates. We anticipate using the remaining proceeds of this offering to fund general and administrative activities.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain rights to such complementary technologies. We have no commitments with respect to any such acquisitions or investments.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our clinical programs and the amount and timing of revenues, if any, from our current or future collaborations. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant. Pursuant to our loan agreement, we are prohibited from making any cash payments for dividends or purchasing or redeeming any of our equity securities, returning any capital to any holder of our equity securities, or making any distribution of assets or equity securities to holders of our equity securities except for dividends payable in capital stock.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short term investments and capitalization as of December 31, 2006. Our cash and capitalization is presented:

•	on an actual basis;

•

on a pro forma basis, reflecting the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 7,825,731 shares of common stock immediately prior to the closing of this offering and the reclassification of preferred stock warrant liability into additional paid-in capital upon the conversion of preferred stock underlying warrants to common stock; and

•

on a pro forma as-adjusted basis to give effect to the sale of 4,000,000 shares of common stock by us in this offering at an initial public offering price of $11.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming no repayment of indebtedness.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes beginning on page F-1.

	December 31, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents and short term investments	$13,902	$13,902	$52,522

Notes payable-current portion	$2,437	$2,437	$2,437
Notes payable-non-current portion	6,737	6,737	6,737
Preferred stock warrant liability	7,549	—	—
Redeemable convertible preferred stock, $0.001 par value, 292,467,200 shares authorized, 117,386,300 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	116,164	—	—
Stockholders’ equity (deficit):
Preferred stock, no shares authorized, issued and outstanding, actual; $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 21,966,666 shares authorized, 386,309 shares issued and outstanding, actual; $0.001 par value, 100,000,000 shares authorized, 8,212,040 shares issued and outstanding, pro forma; $0.001 par value, 100,000,000 shares authorized, 12,212,040 shares issued and outstanding, pro forma as adjusted	1	8	12
Additional paid-in capital	5,505	129,211	167,827
Deferred stock-based compensation	(45)	(45)	(45)
Deficit accumulated during the development stage	(127,527)	(127,527)	(127,527)

Total stockholders’ equity (deficit)	(122,066)	1,647	40,267

Total capitalization	$10,821	$10,821	$49,441

The number of pro forma as-adjusted shares of common stock shown as issued and outstanding is based on the number of shares of our common stock outstanding as of December 31, 2006 and excludes:

•	681,228 shares of common stock issuable upon exercise of options outstanding as of December 31, 2006 at a weighted average exercise price of $2.98 per share;

•

955,855 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2006 at a weighted average exercise price of $11.25 per share—in January and February 2007, 896,282 of these warrants were exercised, resulting aggregate cash proceeds of approximately $10.1 million;

•	165,429 shares of common stock available for future issuance under our 2000 Stock Incentive Plan as of December 31, 2006;

•	1,333,333 shares of common stock reserved for future issuance under our 2007 Stock Plan adopted in January 2007 and effective as of the completion of this offering; and

•	333,333 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan adopted in January 2007 and effective as of the completion of this offering.

DILUTION

Our net tangible book value (deficit) as of December 31, 2006 was $(122.1) million, or $(315.98) per share of common stock based on 386,309 outstanding shares of common stock as of December 31, 2006. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities (which includes the reclassification of preferred stock warrant liability into additional paid-in capital upon the conversion of preferred stock underlying warrants to common stock) and divided by the total number of shares of common stock outstanding including shares of common stock issued upon the early exercise of stock options, common stock issued in exchange for notes receivable and the automatic conversion of all outstanding shares of our preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 4,000,000 shares of common stock offered by us at an initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2006 would have been $40.3 million, or $3.30 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $3.10 per share to existing stockholders and an immediate dilution of $7.70 per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$11.00
Historical net tangible book value (deficit) per share as of December 31, 2006, before giving effect to this offering	$(315.98)
Pro forma increase per share due to automatic conversion of preferred stock	316.18

Pro forma net tangible book value per share as of December 31, 2006	0.20
Pro forma as adjusted increase per share attributable to new investors	3.10

Pro forma as adjusted net tangible book value per share after giving effect to this offering		3.30

Dilution per share to new investors		$7.70

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $3.62 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $7.38 per share.

The following table summarizes, on a pro forma as-adjusted basis as of December 31, 2006 and after giving effect to the offering, based on an initial public offering price of $11.00 per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	8,212,040	67.2%	$86,783,102	66.4%	$10.57
New investors	4,000,000	32.8	44,000,000	33.6	$11.00

Total	12,212,040	100.0%	$130,783,102	100.0%	$10.71

Numbers set forth in the above table with respect to existing stockholders exclude any shares purchased by such stockholders in this offering.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 64.1% and our new investors would own 35.9% of the total number of shares of our common stock outstanding after this offering.

The information provided above is based upon the number of shares issued and outstanding on December 31, 2006, including shares of common stock issued upon early exercise of stock options and common stock issued in exchange for notes receivable and assuming the automatic conversion of all shares of our preferred stock and no exercise of options or warrants outstanding as of December 31, 2006. As of that date, there were 957,234 shares of our common stock issuable, comprising 817,234 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $2.72 per share and 140,000 shares of common stock issuable upon repayment of notes receivable from stockholders with a note receivable repayment amount of $174,918, including accrued interest, and 955,855 shares of our common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $11.25 per share.

If all our outstanding options and warrants had been exercised, the pro forma net tangible book value as of December 31, 2006 would have been $14.8 million, or $1.46 per share, and the pro forma net tangible book value after this offering would have been $53.4 million, or $3.78 per share, causing dilution to new investors of $7.22 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and for the period from May 28, 1998 (date of inception) through December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,					Period from May 28, 1998 (inception) to December 31, 2006
	2002	2003	2004	2005	2006
	(in thousands except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,847	$9,679	$16,492	$11,847	$20,919	$70,065
General and administrative	2,252	3,796	5,113	1,715	6,110	21,418

Total operating expenses	8,099	13,475	21,605	13,562	27,029	91,483
Loss from operations	(8,099)	(13,475)	(21,605)	(13,562)	(27,029)	(91,483)
Interest income (expense), net	278	74	262	393	156	1,535
Other income (expense), net	(87)	1	—	58	(3,272)	(3,300)

Net loss before cumulative effect of change in accounting principle	(7,908)	(13,400)	(21,343)	(13,111)	(30,145)	(93,248)
Cumulative effect of change in accounting principle	—	—	—	(32)	—	(32)

Net loss	(7,908)	(13,400)	(21,343)	(13,143)	(30,145)	(93,280)
Accretion of redeemable convertible preferred stock	(3,234)	(3,498)	(6,782)	(8,269)	(11,293)	(34,247)

Loss attributable to common stockholders	$(11,142)	$(16,898)	$(28,125)	$(21,412)	$(41,438)	$(127,527)

Basic and diluted loss per share attributable to common stockholders(1):
Historical	$(48.34)	$(66.31)	$(97.76)	$(70.56)	$(116.20)

Pro forma (unaudited)					$(3.90)

Weighted-average number of shares used to compute basis and diluted loss per share attributable to common stockholders(1):
Historical	230,473	254,855	287,702	303,476	356,600
Pro forma (unaudited)					7,722,415

(footnotes appear on the next page)

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short term investments	$15,139	$3,177	$19,205	$12,050	$13,902
Working capital	14,626	1,456	17,356	8,840	578
Restricted cash	—	—	500	—	—
Total assets	16,284	4,031	20,629	12,722	14,818
Preferred stock warranty liability	—	—	—	736	7,549
Notes payable—non-current portion	572	285	—	—	6,737
Redeemable convertible preferred stock	34,619	38,117	80,766	93,690	116,164
Deficit accumulated during the development stage	(19,653)	(36,551)	(64,677)	(86,089)	(127,527)
Total stockholders’ equity (deficit)	(19,515)	(36,197)	(62,897)	(84,580)	(122,066)

(1)	See Note 2 of the notes to the consolidated financial statements for an explanation of the method used to calculate the historical and pro forma loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on developing and commercializing novel pain management therapies. We are assembling a portfolio of pain management product candidates and are developing innovative new therapies based on known chemical entities. Our initial focus is on chronic peripheral neuropathic pain, including postherpetic neuralgia, or PHN, painful HIV distal sensory polyneuropathy, or HIV-DSP, and painful diabetic neuropathy, or PDN. Our most advanced product candidate, NGX-4010, a synthetic capsaicin-based topical patch designed to manage pain associated with peripheral neuropathic pain conditions, has completed two pivotal Phase 3 clinical trials that have met their primary endpoints, one in PHN and one in HIV DSP. The results demonstrated that a single 30 or 60 minute application of NGX-4010, depending on the indication, may provide at least 12 weeks of clinically-meaningful pain relief. We expect to file a marketing authorization application, or MAA, in Europe for NGX-4010 in 2007 based upon existing clinical trial data. If the safety and efficacy of NGX-4010 are confirmed by our two ongoing pivotal Phase 3 clinical trials, we intend to file a new drug application, or NDA, in the United States in 2008. We are developing a non-patch liquid formulation of synthetic capsaicin, NGX-1998, and an opioid analgesic for use in managing pain associated with other chronic pain conditions, such as cancer pain. We hold all worldwide commercial rights to our product candidates and are actively engaged in partnering discussions in anticipation of European product approval and launch.

We were incorporated in 1998 as Advanced Analgesics, Inc., and commenced operations in 2000 as NeurogesX, Inc. From inception through 2001 our primary activities were related to formulation development and preclinical studies of our lead product candidate NGX-4010. In 2002, our focus expanded to include clinical development of our lead product candidate, NGX-4010, as well as establishing sources of supply and manufacturing processes.

We are a development stage company. To date, we have not generated any revenues and have funded our operations primarily by selling equity securities and establishing debt facilities. We have incurred significant losses since our inception. As of December 31, 2006, we had a deficit accumulated during the development stage of approximately $127.5 million. We expect our operating losses to increase over the next several years as we continue clinical study of NGX-4010, seek regulatory approvals and, if these efforts are successful, commence commercialization activities. During this time, we also intend to increase our focus on preclinical and clinical development of additional product candidates including NGX-1998 and our opioid analgesic, as well as other product candidates which may be internally developed or acquired.

Research and Development Expenses

Our research and development expenses consist of internal costs, primarily employee salaries and benefits, allocated facility and other overhead costs and external costs, primarily payments to vendors related to our clinical trials, such as clinical research organizations and clinical investigators, as well as payments for formulation development, manufacturing process development and non-clinical studies.

Since our inception, NGX-4010 has accounted for in excess of 90% of our external research and development expenses. Specifically, in the years ended December 31, 2004, 2005 and 2006, our external research and development costs totaled $12.4 million, $7.8 million and $14.6 million, respectively, and of these amounts

96%, 96% and 94%, respectively, were incurred in programs related to NGX-4010. We commence tracking the separate, external costs of a project when we determine that a project has a reasonable chance of entering clinical development. We use our internal research and development resources across several projects and many resources are not attributable to specific projects. Accordingly, we do not account for our internal research and development costs on a project basis. However, we believe that the proportion of our internal costs associated with NGX-4010 compared to other research and development programs would be similar to that reflected in our external expenses.

The process of conducting preclinical testing and clinical trials necessary to obtain FDA approvals is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, patient enrollment, manufacturing capabilities, successful clinical results, our funding, and competitive and commercial viability. As a result of these and other factors, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when or to what extent we will generate revenues from commercialization and sale of any of product candidates. Currently we are primarily focused on completing the development of our lead product candidate, NGX-4010, for patients with PHN and HIV-DSP. Our plans currently anticipate filing an MAA in 2007 and filing an NDA in the United States in 2008. We anticipate that our expenditures on these initial indications will remain consistent over the next 12 to 18 months and that our expenditures for development of NGX-4010 in PDN, as well as NGX-1998 and other earlier development programs, will increase over the next several years both in real dollars and as a percentage of total research and development expenses incurred.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, professional fees related to our administrative, finance, human resource, legal and information technology functions, marketing expenses and patent costs. In addition, general and administrative expenses include allocated facility, basic operational and support costs and insurance costs. During 2007, and increasingly over the next several years, we anticipate that our general and administrative expenses will continue to increase in real dollars and also as a percentage of total expenses. The increase in real dollar expenses is likely to be attributable to accelerated marketing activities in anticipation of, and upon receipt of, required regulatory approvals and the costs of being a public company, as well as the need to add additional personnel in all of the key functional areas that support growth of our general operations, including accounting and finance, legal and human resources.

Accretion of Redeemable Convertible Preferred Stock.

Our redeemable convertible preferred stock is redeemable at the request of the holders on or after June 30, 2008. We are accreting the carrying value of the preferred stock issuances to the redemption amount using the effective interest method through periodic charges to additional paid-in capital. Upon completion of our initial public offering, our preferred stock will convert to common stock and the carrying value of our preferred stock will be reclassified to common stock and additional paid-in capital.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

While our significant accounting policies are described in more detail in Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development

We expense research and development costs as incurred. Research and development expenses include personnel and personnel related costs, costs associated with clinical trials including amounts paid to clinical research organizations and clinical investigators, manufacturing, process development and clinical product supply costs, research costs and other consulting and professional services, and allocated facility and related expenses.

Clinical Trials

We accrue and expense costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates made as of the reporting date of the work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites completed. We determine these estimates at the end of each reporting period through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services, as of the end of each reporting period, pursuant to contracts with numerous clinical trial centers and clinical research organizations and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

To date, we have not experienced significant changes in our estimates of clinical trial accruals after a reporting period. However, due to the nature of estimates, we can not assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. In accordance with APB No. 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the deemed per share market price of the stock and the per share exercise price of the stock option. The resulting stock-based compensation is deferred and amortized to expense over the grant’s vesting period, which is generally four years. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options. Compensation expense relating to variable awards is recorded using a graded vesting model in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payments. In March 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin, or SAB, No. 107 relating to SFAS No. 123R. We have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123R. Under SFAS No. 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period), which we have elected to amortize on a straight-line basis. Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition and we will no longer be able to apply the minimum value method and instead must calculate the fair value of our employee stock options using an estimated volatility rate. We adopted the provisions of SFAS No. 123R using the prospective transition method. Under the prospective transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value in accordance with the provisions of APB No. 25, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. All awards granted, modified, or settled after the date of adoption are accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123R. See Note 10 of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further detail.

Stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant and, under SFAS No. 123R, for the fair value of the stock options. During the years ended December 31, 2005 and 2006, we granted options to employees and members of our board of directors to purchase a total of 496,676 shares of common stock, at exercise prices ranging from $1.95 to $4.20 per share.

Our board of directors, with the assistance of management and independent consultants, performed contemporaneous fair value analyses for the then-current valuation of our common stock as of December 2005 and November 2006. For grants made on dates for which there was no contemporaneous valuation to utilize in setting the exercise price of our common stock, and given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock on the date of grant based on several factors, including:

•	important developments in our operations, most significantly related to the clinical development of our lead product candidate, NGX-4010;

•	equity market conditions affecting comparable public companies;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of us, given prevailing market conditions;

•	the prices at which we issued preferred stock in February 2004 and November 2005 and the rights and privileges associated with those preferred stock issuances; and

•	the grants involved illiquid securities in a private company.

In connection with the preparation of the financial statements included elsewhere in this prospectus, we utilized two independent contemporaneous valuations in December 2005 and November 2006 for grants made at or about those times and performed an internal reassessment of fair value of our common stock options for grants between these two valuation dates. The two contemporaneous valuations used a market approach to determine the fair value of our common stock on the valuation dates. The market approach bases fair value on what similar enterprises or comparable transactions indicate value to be. These valuations included examination of the value of comparable companies in the biopharmaceutical industry. Specifically, the December 2005 valuation examined the value of privately-held biopharmaceutical companies at similar stages of product development focused on developing branded biopharmaceutical products. The November 2006 valuation examined public biopharmaceutical companies or companies that appeared to be either near their initial public offerings or similar types of transactions, such as merger transactions. One merger transaction that was considered as a comparable company in the November 2006 valuation had a similar number of drugs in development for the treatment of various forms of pain and had a Phase 3 study with positive results. The allocation of fair value between common and preferred used the option pricing method at December 2005 and considered both the option pricing method and the probability-weighted expected return method at November 2006. We conducted these valuations at these times to determine market-based valuations in light of significant milestones which had been achieved in the period prior to such valuations. Specifically, in 2005, our successful Phase 3 clinical result in HIV-DSP, which we believe had a significant effect on our value, caused us to perform a valuation as of December 2005. This valuation resulted in a fair value of our common stock in the range of $3.75 to $4.65 per share. Our successful

Phase 3 result in PHN in October 2006 caused us to perform a valuation shortly after the clinical result was known, as of November 2006. This valuation resulted in a fair value of our common stock in the range of $10.50 to $12.30 per share. We believe that, given our status as a development stage company, this market approach was the appropriate methodology to use.

For periods between these two valuation dates, we reassessed the value of our common stock taking into account a number of factors including, among others, the proximity of the grant to the December 2005 and November 2006 contemporaneous valuations and internal milestones that we achieved in the period between the two valuation dates.

Milestones affecting reassessed value prior to December 2005 (our first contemporaneous valuation)

In reassessing fair value throughout 2005, we considered the following milestones for grants that did not coincide with the date of our 2005 contemporaneous valuation:

•

In April 2005, we completed a successful Phase 3 study in HIV-DSP. Accordingly, we reassessed the fair value of grants of stock options to provide that all grants made subsequent to April 2005 were at a minimum at the low end of the range of value determined by the December 2005 valuation.

•

From April through September 2005, we continued to make progress in our business including the initiation of our Phase 3 study in PHN and the achievement of 25% of our enrollment goal in that study. As a consequence, we determined in our reassessment of fair value that option grants in September 2005 should be in the middle of the range determined by the December 2005 valuation analysis and, accordingly, increased reassessed fair value to $4.20 per share.

•

From September through December 2005, additional key milestones included the hiring of certain key personnel and continued progress in enrollment of our Phase 3 PHN study. This progress in our business is reflected in a reassessed fair value increase to $4.65 per share, the higher end of the valuation range provided by the December 2005 valuation exercise.

Milestones affecting reassessed value between January 2006 and November 2006 (our second contemporaneous valuation)

In reassessing fair value between the two contemporaneous valuations, we assigned incremental value based on proximity of the grant to the contemporaneous valuations and the estimated value of the interim milestones achieved during the period between the two major milestones. Specifically, we considered the following additional milestones for grants that did not coincide with the date of our 2006 contemporaneous valuation:

•

From January through May 2006, we continued to make steady progress in enrollment of our Phase 3 study in PHN, with completed enrollment in May 2006. In addition, in April 2006, we initiated an exploratory IND for NGX-1998 and commenced enrolling clinical study sites in our subsequent Phase 3 study in HIV-DSP. As a result of this progress in our business, we reassessed the fair value of our common stock, from the high end of the December 2005 valuation range of $4.65 per share, to $6.00 in March 2006 and $7.20 in May 2006.

•	From June through September 2006, additional milestones attained included:

•

receiving notification of eligibility for the centralized filing procedure in Europe, which we believe would enable a more streamlined and potentially rapid access to markets throughout the European Union; and

•

completion of additional funding from our series C2 preferred stock financing and completion of a venture debt financing, providing further capital enabling us to continue to execute on our business plans.

As a result of these factors, we reassessed the fair value of our common stock to $9.00 per share in June and July 2006, and to $9.90 per share in September 2006.

Factors affecting reassessed value from December 2006 to present.

Upon the October 2006 successful completion of our Phase 3 study in PHN, our assessment of the probability of successfully completing an initial public offering increased significantly and accordingly, our reassessment of the fair value of common stock after October 2006 was based upon input from our financial advisors with respect to potential ranges of value in an initial public offering. This valuation analysis utilized a market-approach, taking into account the likely value that would be attained in an initial public offering by referencing other comparable companies, recent initial public offering valuations and general market conditions. This resulted in a reassessed value for periods subsequent to November 2006 of $16.20 per share.

Stock-based compensation expense per share equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying option, generally four years. Additionally, under SFAS No. 123R stock-based compensation equals the fair value of the stock options granted. In reassessing the fair value of our common stock during 2005 and 2006 for purposes of computing the stock-based compensation expense, we reassessed the fair value of the common stock assuming the successful completion of this offering and have retrospectively giving consideration to key milestones during 2005 and 2006, which led to this offering, and then determined the reassessed fair value at previous points in time. Because our preferred stock will be converted into common stock upon the closing of this offering, this method of valuation did not take into account the effect of the aggregate liquidation preferences of the preferred stock on the common stock. For this and other reasons, the reassessed fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Based upon the reassessment discussed above, we determined that the reassessed fair value of the options to purchase 214,820 shares of common stock in 2005 ranged from $1.95 to $4.20 per share and that the reassessed value of the options to purchase 281,856 shares of common stock in 2006 ranged from $4.65 to $16.20 per share. We took into account the factors identified above in determining the reassessed fair value of the common stock as of each grant date. Information on employee and director stock options granted since 2005 is summarized as follows:

Grant Date	Number Of Shares Granted	Exercise Price Per Share	Reassessed Fair Value Per Share	Intrinsic Value
March 15, 2005	159,157	$1.95	$1.95	$—
May 19, 2005	16,332	2.55	3.75	1.20
September 7, 2005	39,331	3.00	4.20	1.20
January 27, 2006	127,662	3.75	4.65	0.90
March 16, 2006	62,114	3.75	6.00	2.25
May 4, 2006	10,500	3.75	7.20	3.45
June 2, 2006	35,999	3.75	9.00	5.25
July 10, 2006	9,333	4.05	9.00	4.95
September 21, 2006	36,248	4.20	9.90	5.70
January 5, 2007	103,159	11.25	16.20	4.95
January 25, 2007	4,333	15.00	16.20	1.20
March 8, 2007	2,166	15.00	16.20	1.20
March 26, 2007	11,166	15.00	16.20	1.20

Information on non-employee stock options granted in 2005 and 2006 is summarized as follows:

Grant Date	Number Of Shares Granted	Exercise Price Per Share	Reassessed Fair Value Per Share	Intrinsic Value
January 3, 2005	4,893	$1.01	$1.95	$0.94
January 27, 2006	3,330	3.75	4.65	0.90
July 19, 2006	10,146	2.69	9.00	6.31

Based on an initial public offering price of $11.00 per share, the intrinsic value of the options outstanding at December 31, 2006 was $6.9 million, of which $2.9 million related to vested options and $4.0 million related to unvested options.

As a result of the reassessed fair value of options granted, we recorded deferred stock-based compensation relative to these options of approximately $67,000 during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During the years ended December 31, 2005 and 2006, we amortized $6,000 and $12,000 of deferred stock-based compensation, respectively, leaving approximately $33,000 (net of cancellations relating to employee terminations of $16,000) to be amortized in future periods as follows: $13,000, $13,000 and $7,000 in 2007, 2008 and 2009, respectively.

As of December 31, 2006, the total compensation cost related to stock-based awards granted under SFAS No. 123R to employees and directors but not yet amortized was approximately $1.1 million, net of estimated forfeitures. These costs, adjusted for changes in estimated forfeiture rates from time to time, will be amortized over the next four years. Amortization for the year ended December 31, 2006 was approximately $0.3 million.

We granted additional employee and director options after December 31, 2006 as summarized above. The total compensation cost related to these awards granted under SFAS No. 123R, but not yet amortized, is estimated to be approximately $1.3 million, net of forfeitures.

As a result of adopting SFAS No. 123R on January 1, 2006, the loss applicable to common stockholders for the year ended December 31, 2006 was higher by approximately $0.17 million than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted loss per share applicable to common stockholders for the year ended December 31, 2006 would have been decreased by $0.48 if we had continued to account for stock-based compensation under APB No. 25. At December 31, 2006, unamortized deferred stock-based compensation for stock options granted below re-assessed fair value was approximately $33,000. See Note 10 of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further detail. At December 31, 2006, we had one share-based compensation plan, which is described in Note 10.

We account for equity instruments issued to nonemployees in accordance with the provisions of Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. The equity instruments, consisting of stock options and warrants granted to lenders and consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and are recognized as an expense over the term of the related financing or the period over which services are received.

The following table shows the assumptions used to compute stock-based compensation expense for stock options granted to nonemployees during the years ended December 31, 2004, 2005 and 2006 using the Black-Scholes option valuation method:

	Year Ended December 31,
	2004	2005	2006
Dividend yield	0%	0%	0%
Volatility	80%	77%	77%
Weighted-average expected life	5.6-8.0	4.6-9.9	3.6-10.0
Risk-free interest rate	3.9-4.7%	4.0-4.5%	4.6-5.1%

We recognized stock-based compensation expense, which includes amortization of deferred stock compensation, the costs of variable awards to founders and consultants and the costs of stock options issued in exchange for notes receivable, as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006
Research and development	$252	$(55)	$644
General and administrative	1,149	(265)	3,199

Total stock-based compensation	$1,401	$(320)	$3,843

Estimation of Fair Value of Warrants to Purchase Redeemable Convertible Preferred Stock

On July 1, 2005, we adopted Financial Accounting Standards Board, or FASB, Staff Position, or FSP, 150-5. Our outstanding warrants to purchase shares of our redeemable convertible preferred stock are subject to the requirements in FSP 150-5, which require us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded $32,000 for the cumulative effect of this change in accounting principle to reflect the cumulative change in estimated fair value of these warrants as of that date. We recorded $58,000 of other income for the decrease in fair value for the remainder of 2005 and $3.3 million of other expense for the year ended December 31, 2006 to reflect increases in the estimated fair value of all preferred stock warrants. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model, based on the estimated market value of the underlying redeemable convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock. These estimates, especially the market value of the underlying redeemable convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future.

Upon the closing of this offering, all outstanding warrants to purchase shares of our preferred stock will become warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. The then-current aggregate fair value of these warrants, after a final remeasurement of fair value, will be reclassified from liabilities to additional paid-in capital, a component of stockholders’ equity, and we will cease to record any related periodic fair value adjustments.

Results of Operations

Comparison of Years Ended December 31, 2005 and 2006

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2005	2006
	(in thousands, except percentages)
Research and development expenses	$11,847	$20,919	$9,072	77%
General and administrative expenses	1,715	6,110	4,395	256%
Interest income (expense), net	393	156	(237)	(60%	)
Other income (expense), net	58	(3,272)	(3,330)	n/m

Research and development expenses.    Research and development expenses increased primarily as a result of a $5.0 million increase in clinical study costs associated with NGX-4010 as we increased our clinical activity, including expanding to six ongoing clinical studies from four, a $2.1 million increase in manufacturing costs as a result of conducting more clinical trials in 2006 and work related to our planned regulatory filings, a $1.4 million increase in regulatory and quality assurance expenses related primarily to preparing for European regulatory submission, a $0.7 million increase in non-cash stock-based compensation expenses, and a $0.3 million increase in the advancement of our clinical programs in NGX-1998, offset by a $0.5 million decrease related to the wind down in NGX-4010 non-clinical activity.

General and administrative expenses.    General and administrative expenses increased primarily as a result of a $3.5 million increase in non-cash stock-based compensation expenses, a $0.5 million increase in professional fees for legal, intellectual property, financial and accounting consulting and services and a $0.3 million increase in salary and related expenses and general infrastructure expenses.

Interest income (expense), net.    Interest income (expense) decreased $0.2 million primarily as a result of an increase in interest expense resulting from increased borrowings under our venture loan agreements as more fully discussed under “Liquidity and Capital Resources,” offset by generally higher rates of return on our invested assets.

Other income (expense), net.    Other income (expense), net of $3.3 million is due to an increase in expense associated with the revaluation of our preferred stock warrant liability, primarily resulting from the warrants issued in conjunction with our Series C2 preferred stock financing and warrants issued in conjunction with our venture loan agreement.

Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2004	2005
	(in thousands, except percentages)
Research and development	$16,492	$11,847	$(4,645)	(28)%
General and administrative	5,113	1,715	(3,398)	(66)%
Interest income (expense), net	262	393	131	50%
Other income (expense), net	—	58	58	—

Research and development expenses.    Research and development expenses decreased primarily as a result of a $2.7 million decrease in clinical study costs associated with NGX-4010 as we decreased our activity to four ongoing clinical studies from six, a $1.2 million decrease in manufacturing costs, as a result of conducting fewer clinical trials in 2005 and a $0.2 million decrease in costs related to NGX-1998 and new product research. Further, all of our clinical and research and development costs were reduced in the later part of 2004 and remained lower through most of 2005 as a result of general reduction in spending levels due to a refocusing of research and development efforts on HIV-DSP and the timing and availability of our equity fundraising activities. In addition, research and development expenses were decreased by $0.3 million due to lower stock-based compensation expenses.

General and administrative.    General and administrative expenses decreased primarily as a result of a $0.6 million decrease in salary and related expenses, a $0.5 million decrease in legal costs, a $0.3 million reduction in office and consulting expenses. In addition, general and administrative expenses were decreased by $1.4 million due to lower stock-based compensation expenses.

Interest income (expense), net.    Interest income (expense) increased in 2005 primarily as a result of higher rates of return on invested assets, offset by generally lower cash balances in 2005.

Other income (expense), net.    Other income (expense) increased primarily due to income recognized in conjunction with the valuation of outstanding preferred stock warrants.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the private placement of our equity securities and, to a lesser extent, through debt facilities. Through December 31, 2006, we have received approximately $86.2 million from the sale of our equity securities, net of issuance costs. As of December 31, 2006, we had approximately $13.9 million in cash, cash equivalents and short-term investments. Our cash and investment balances are held in a variety of interest bearing instruments including obligations of U.S. government agencies, corporate bonds, commercial paper and money market funds. Cash in excess of immediate operational requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation.

Net cash used in operating activities was $18.8 million, $12.7 million and $22.3 million in 2004, 2005 and 2006, respectively. Net cash used in each of these periods was primarily a result of external research and development expenses, internal personnel costs associated with our research and development programs and infrastructure costs supporting our research and development activities. Included in net cash used in operating activities are net changes in assets and liabilities affecting cash, including accounts payable and accrued research and development expenses that are primarily dependent upon our research and development activities as well as the timing of our payments to our suppliers, vendors and employees.

Net cash used in investing activities was $13.9 million in 2004 and $0.1 million in 2006 and net cash provided from investing activities was $11.4 million in 2005. Investing activities consist primarily of purchases and sales of marketable securities and capital equipment purchases. Purchases of property and equipment were not significant during the periods reported. However, we expect property and equipment expenditures to increase over the next twelve to eighteen months as a result of the relocation of our corporate headquarters upon expiration of our current lease in June 2007 as well as capital requirements to support increased personnel as we continue to build our organization in anticipation of the commercial launch of NGX-4010.

Net cash provided by financing activities was $35.6 million, $5.2 million and $24.3 million in 2004, 2005 and 2006, respectively. Financing activities consist primarily of net proceeds from the sale of our preferred stock and our venture loan financing arrangement. Proceeds from preferred stock issuances totaled $35.9 million, $5.4 million and $14.6 million in 2004, 2005 and 2006, respectively. Proceeds from our venture loan agreement, net of repayments, totaled $9.6 million in 2006.

In July 2006 we entered into a venture loan agreement with two venture finance institutions for an aggregate loan amount of $10.0 million of which $5.0 million was drawn in July 2006 and the remaining $5.0 million was drawn in September 2006. These notes bear interest at fixed rates of 12.21% and 11.75%, respectively. These notes are collateralized by a first priority security interest in our tangible and intangible assets, excluding intellectual property. Each note requires interest only repayment for the period from initial borrowing to October 2006 and July 2007, respectively. Principal and interest repayment commences in November 2006 and August 2007, respectively, for 30 months. As of December 31, 2006, outstanding principal under these notes was $9.6 million. In connection with the notes payable, we are restricted from paying cash dividends or distributions on any equity with the exception of dividends payable solely in capital stock.

Future minimum payments under all noncancelable lease obligations and payments under our venture loan agreement are as follows as of December 31, 2006 (in thousands):

Year ended December 31,	Operating Leases	Notes Payable
2007	$112	$3,783
2008	16	4,649
2009	16	2,901
2010	6	—

	$150	11,333

Less: amounts representing interest		1,768

		$9,565

We enter into contracts in the normal course of business with clinical research organizations and clinical investigators, and for third party manufacturing and formulation development, among others. These contracts generally provide for termination with notice, and therefore we believe that our noncancelable obligations under these agreements are not material.

In October 2000 and as amended, we licensed certain patents from the University of California for high dose capsaicin for neuropathic pain. Under the terms of the agreement, we will be required to pay royalties on net sales of the licensed product up to a maximum of $1,000,000 per annum as well as a percentage of upfront and milestone payments resulting from sublicense of our rights under the agreement. We will also be required to make three annual installment payments in the event we complete an initial public offering or are acquired in the aggregate amount in cash equal to 1,093 common shares multiplied by the initial public offering or acquisition price per common share. We have not paid any amounts under this agreement through December 31, 2006.

In January and February 2007, we issued 13,444,450 shares of Series C2 preferred stock at $0.75 per share upon the exercise of warrants, resulting in aggregate net cash proceeds of approximately $10.1 million.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	the progress of our clinical trials;

•	our ability to establish and maintain strategic collaborations, including licensing and other arrangements that we have or may establish;

•	the costs and timing of regulatory approvals;

•	the costs of establishing manufacturing, sales or distribution capabilities;

•	the success of the commercialization of our products;

•	the costs involved in enforcing or defending patent claims or other intellectual property rights; and

•	the extent to which we acquire or invest in other products, technologies and businesses.

We believe that our existing cash and investments, including the proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next twelve months. To date, however, we have incurred recurring net losses, negative cash flows from operations, and, prior to giving effect to the proceeds from this offering, have a net capital deficiency. Our audit report in our 2006 consolidated financial statements contains an explanatory paragraph stating that our recurring net losses, negative cash flows from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will eliminate this doubt and enable us to continue as a going concern. Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources generated from the proceeds of offerings of our equity securities. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and investment resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our development programs, relinquish some or even all rights to product candidates at an earlier stage of development or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to continue in business. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial rations that may restrict our ability to operate our business.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize the impact of a tax position in the financial statements, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting this new standard.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of a company’s balance sheets and statement of operations and the related financial statement disclosures. We will adopt SAB No. 108 in the first quarter of 2007. We do not expect the adoption of SAB No. 108 to have any impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us effective January 1, 2008. We do not expect the adoption of SFAS No. 157 to have any impact on our results of operations or financial position.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash, cash equivalents and short term investments which have maturities of less than one year. The goal of our investment policy are primarily liquidity and capital preservation while attempting to maximize the income we receive without assuming significant risk. To achieve these objectives our investment policy allows us to maintain a portfolio of cash equivalents and short term investments in a variety of securities, including U.S. government agencies, corporate bonds, commercial paper and money market funds. Our cash and investments as of December 31, 2006 consisted primarily of money market funds. Additionally, as our debt facilities bear interest at fixed rates, we are not subject to market risk with respect to this debt.

BUSINESS

Overview

We are a biopharmaceutical company focused on developing and commercializing novel pain management therapies. We are assembling a portfolio of pain management product candidates and are developing innovative new therapies based on known chemical entities. Our initial focus is on the management of chronic peripheral neuropathic pain including postherpetic neuralgia, or PHN, painful HIV-distal sensory polyneuropathy, or HIV-DSP, and painful diabetic neuropathy, or PDN. Our most advanced product candidate, NGX-4010, a synthetic capsaicin-based topical patch designed to manage pain associated with peripheral neuropathic pain conditions, has completed two pivotal Phase 3 clinical trials that have met their primary endpoints, one in PHN and one in HIV-DSP. The results demonstrated that a single 30 or 60 minute application of NGX-4010, depending on the indication, may provide at least 12 weeks of clinically-meaningful pain relief. We expect to submit a marketing authorization application, or MAA, in Europe for NGX-4010 in 2007 based upon existing clinical trial data. If the safety and efficacy of NGX-4010 are confirmed by our two ongoing pivotal Phase 3 clinical trials, we intend to submit a new drug application, or NDA, in the United States in 2008. We are developing a non-patch liquid formulation of synthetic capsaicin, NGX-1998, and an opioid analgesic for use in managing pain associated with other chronic pain conditions, such as cancer pain. We hold all worldwide commercial rights to our product candidates and are actively engaged in partnering discussions in anticipation of European product approval and launch.

Peripheral neuropathic pain is a chronic condition that begins with an aberrant signal sent by injured or dysfunctional nerve endings in the skin to the brain, where it is recognized as pain. Current treatment options for relieving neuropathic pain primarily consist of oral therapeutics, which suppress the ability of the central nervous system to sense pain, and daily use topical anesthetics. While there are a number of products currently available for relief of neuropathic pain, we believe that the market is still underserved due to the limitations of current therapies. The primary limitations of current therapies relate to their unwanted side effects, limited efficacy, cumbersome treatment regimens, and the potential for drug-drug interactions. In contrast, NGX-4010 is a localized treatment designed to act non-systemically. NGX-4010 affects specific nerve fibers in the skin, interfering with aberrant pain signals at their source, without compromising the ability to feel normal protective sensations. Because of the transient and minimal amounts of capsaicin in the bloodstream during and after treatment, we do not expect NGX-4010 to interact with oral medications and therefore believe that NGX-4010 can be used alone or in combination with other pain medications or therapies.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of novel pain management therapies. Key elements of our strategy for achieving these goals include:

Rapidly develop and commercialize NGX-4010 in peripheral neuropathic pain.    We are aggressively pursuing approval of NGX-4010 for peripheral neuropathic pain in Europe and for PHN and painful HIV-DSP in the United States. We believe that we have already completed the required clinical and safety studies necessary for approval in Europe. We are currently preparing to submit a single MAA in 2007 to obtain marketing authorization in all member states of the European Union. In Europe, we believe that regulations allow us to seek approval of NGX-4010 for a broad indication of peripheral neuropathic pain generally, so long as we adequately demonstrate safety and efficacy in more than one type of peripheral neuropathic pain. We intend to seek broad label authorization in Europe for peripheral neuropathic pain, which includes PHN, HIV-DSP and PDN, among others. We expect to submit an NDA in the United States in 2008 for PHN and HIV-DSP. As both of these indications are characterized by significant unmet medical need, we believe that the U.S. Food and Drug Administration, or FDA, may grant us priority review that could lead to an FDA determination within six months.

Establish a U.S. sales and marketing organization and partner or co-promote outside the United States.    We have retained exclusive worldwide commercialization rights for NGX-4010. We intend to develop a direct sales and marketing organization in the United States for NGX-4010 to target specialized U.S. pain centers and physicians who treat PHN and HIV-DSP. We intend to enter into partnering, co-promotion and other distribution arrangements for commercialization outside the United States.

Maximize market exclusivity for NGX-4010.    Our strategy is to rapidly introduce NGX-4010 with regulatory and intellectual property protection against direct competition, giving us a significant advantage during the critical early years of market adoption. We believe at least one of our licensed patents will cover our product candidate NGX-4010 through November 6, 2016. If the FDA approves NGX-4010, we believe we may be entitled to five years of market exclusivity in the United States under the Hatch-Waxman Act. This exclusivity is provided to the first applicant to gain approval of an NDA under certain sections of the Food, Drug and Cosmetic Act for a new chemical entity. We also plan to file for patent term extension under the Hatch-Waxman Act for one of our patents associated with NGX-4010. We have filed patent applications to help strengthen our NGX-4010 patent portfolio. Additionally, we have received orphan designation for NGX-4010 for the management of painful HIV-DSP, which may give us seven-year marketing exclusivity in the United States for that indication if NGX-4010 is the first synthetic capsaicin patch to be approved by the FDA for that indication.

Obtain approval for use of NGX-4010 for PDN.    The most common cause of peripheral neuropathic pain is diabetes. The American Diabetes Association estimates that approximately 60-70% of the 20.8 million people in the United States with diabetes have mild to severe forms of nervous system damage. Jain BioPharma estimates that in 2005 there were 3.0 million diabetic patients in the United States suffering from diabetic neuropathy, making it the largest market opportunity in peripheral neuropathic pain. We intend to seek broad label authorization in Europe for the use of NGX-4010 which would include PDN. With the proceeds of this offering, we intend to continue our U.S. clinical trial program for PDN.

Build a balanced portfolio of pain management therapies.    Our model is to develop innovative therapies based on known chemical entities, balancing market opportunity with a favorable clinical and regulatory pathway. We are expanding our portfolio of pain management product candidates with a liquid high concentration topical capsaicin, NGX-1998, and an opioid analgesic for use in treating other chronic pain conditions, such as cancer pain. Additionally, we will actively seek opportunities to in-license products that are currently on the market or in clinical development that may benefit from our expertise in pain.

Our Product Development Programs

Our current product development programs are focused on candidates in the field of peripheral neuropathic pain. We retain worldwide rights to these product candidates. Our portfolio consists of the following product candidates:

Product Candidate	Indication	Phase of Development
NGX-4010	PHN	Two Phase 3 trials completed, one pivotal, with primary endpoint met

Broad-label European MAA filing expected in 2007

Second pivotal U.S. Phase 3 trial enrolled, with results expected 2nd half 2007

	HIV-DSP	Initial pivotal Phase 3 trial completed

40 week open-label extension trial completed

Broad-label European MAA filing expected in 2007

Second pivotal U.S. Phase 3 trial enrolling with results expected in 2008

	PDN	Broad-label European MAA filing expected in 2007

U.S. open label Phase 2 data; expand clinical program in 2007

NGX-1998	Peripheral Neuropathic Pain	Phase 1

Opioid	Chronic Pain	Preclinical
Prodrug

Neuropathic Pain Conditions

According to Jain BioPharma, in 2005, there were approximately 6.0 million neuropathic pain sufferers in the United States, who generated over $3.0 billion in neuropathic pain product sales, which Jain predicts will grow to $8.5 billion in 2015. Jain also estimates that there are 3.0 million neuropathic pain sufferers in Europe. We believe that this projected growth in the market for neuropathic pain medications reflects increasing awareness by the medical community of neuropathic pain diagnosis and treatment options, as well as growth in the elderly population, an increase in the number of people suffering from diabetes and an increase in the life expectancy of people with HIV. Our lead product candidate, NGX-4010, is designed to address peripheral neuropathic pain conditions, which affect the significant majority of patients suffering from neuropathic pain.

Pain results from sensory nerve stimulation often associated with actual or potential tissue damage and is transmitted by specific nerve fibers that carry the pain signal across the nervous system to the brain, where it is recognized as pain. Pain can be acute or chronic. Acute pain is short in duration and tends to be reactive or protective against actual or potential tissue injury. Chronic pain lasts over an extended period of time and often serves no useful purpose. There are two broad categories of chronic pain, inflammatory and neuropathic. Inflammatory pain is associated with tissue damage, often occurring from injury or from inflammatory conditions, such as osteoarthritis or lower back pain. This class of pain is often treated with prescription drugs that act systemically, including opioids, and over-the-counter anti-inflammatory drugs.

Neuropathic pain is a type of chronic pain that results from injury to, or dysfunction of, nerves. The injury can be to the central nervous system, consisting of the brain and spinal cord, or to the peripheral nervous system, consisting of all other nerves. Neuropathic pain can occur in any part of the body and can significantly impair the affected individual’s quality of life. It can result from viruses, as is the case with PHN and HIV, or diseases, such as diabetes. Neuropathic pain can also result from the use of drugs that treat diseases or viruses, such as drugs used to treat HIV.

Existing Treatments and their Limitations

While there are a number of products currently available for the management of neuropathic pain, we believe that the market is still underserved due to the limitations of current therapies. The primary limitations of current therapies relate to their unwanted systemic side effects, limited efficacy, cumbersome treatment regimens, potential for abuse and drug-drug interaction.

Because patients react to pain and to pain therapies in many ways and because no one therapy offers complete pain relief to all patients without significant side effects, a single standard of care does not exist for the management of neuropathic pain. Initial treatment typically involves one of a few anti-convulsants or anti-depressants. To the extent that the initial therapy does not provide adequate pain relief, the physician may try other anti-convulsants, anti-depressants or opioids alone or in combination, to treat the pain. These systemic treatments are often limited by side effects including dizziness, sedation, confusion, constipation and the potential for drug dependence. Due to these side effects, patient compliance is often poor and physicians often reduce dosing to less than optimal levels which limits the ability of these drugs to reduce pain. For this reason, we believe there is an opportunity for localized, non-systemic analgesics to be used broadly either alone or in combination to reduce the patient’s pain without the burden of significant side effects.

To date, one topical product has been approved in the United States for managing peripheral neuropathic pain, specifically to treat PHN. This treatment, a lidocaine patch, should not be worn for more than 12 hours in any 24-hour period. Some patients may require up to two weeks of treatment before experiencing peak pain relief and the patch must continue to be used daily in order to maintain relief. Because of safety issues associated with the use of lidocaine, the labeling for the lidocaine patch states that no more than three patches should be worn simultaneously.

Capsaicin-Induced Effects on Peripheral Neuropathic Pain

Peripheral neuropathic pain results from injured or dysfunctional nerve endings that send aberrant pain signals to the brain in the absence of harmful stimuli, inappropriately causing the sensation of pain. We believe capsaicin can desensitize these injured or dysfunctional nerve fibers, reducing their ability to initiate pain signals for a sustained period of time. Capsaicin is a naturally occurring substance that is responsible for making chili peppers hot. Products containing low concentrations of capsaicin, including creams, lotions and patches, have long been sold over-the-counter for the treatment of minor arthritis, back and muscle pain, as well as for other conditions.

Low-concentration capsaicin topical products have not been a viable treatment for chronic peripheral neuropathic pain conditions due in part to poor patient compliance resulting from the treatment of already painful skin with a compound that causes burning sensations, as well as the inconvenience of multiple daily applications. We believe that high-concentration capsaicin cream also does not appear to constitute a viable therapy because application causes significant patient discomfort, creams can allow the capsaicin to disperse beyond the treatment area, and existing creams have not been optimally formulated to allow capsaicin to penetrate the skin. To address the intrinsic limitations of existing capsaicin therapies, we have developed NGX-4010, a high concentration capsaicin patch.

Our Solution

We are developing novel pain management therapies for peripheral neuropathic pain, beginning with high-concentration capsaicin formulations. We believe that our high-concentration capsaicin, if approved by regulatory authorities, may become the standard of care for the management of pain associated with peripheral neuropathic disorders while offering a number of significant advantages over other neuropathic pain management therapies:

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Non-systemic/localized treatment.    Our localized peripheral pain management therapy is designed to address the origin of the pain signal in the injured or dysfunctional nerves. Unlike most existing pain therapies, our product candidates do not act as general pain suppressants of the entire central nervous system and do not cause a general desensitization to acute pain or other sensations.

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Duration of effect.    Our product candidates are designed to allow capsaicin to readily penetrate the skin and provide rapid onset of clinically meaningful pain relief that may last for at least 12 weeks from a single 30 or 60 minute application. We believe this may address a significant limitation of existing pain therapies, many of which require daily use and gradual increased dosages over time before reaching their peak relief effect.

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Compliance.    We believe that our product candidates may avoid problems with patient compliance, which can be a significant limitation with currently available treatments, because our product candidates are designed to be administered in a single application to provide pain relief for at least 12 weeks. We believe this may address significant limitations of currently available alternatives, such as the Lidoderm patch, which is self-administered and must be applied daily and worn for no more than 12 hours per day, and systemic drugs, which also require daily use and can produce significant side effects.

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Safety.    Our clinical trials have consistently demonstrated that NGX-4010 is well tolerated. Treatment-related adverse events have primarily consisted of redness, pain, burning, itching, dryness or swelling at the application site. The application site reactions have generally been short term and well managed with the application of cool compresses, ice or the use of short-acting opioids. To date we have not seen evidence of increased side effects with repeated treatment.

Our Lead Product Candidate, NGX-4010

NGX-4010 is a non-narcotic analgesic formulated in a topical patch containing an 8% concentration of synthetic capsaicin. Capsaicin is released from the patch and, with the aid of penetration enhancers, absorbed into the skin during application without significant absorption of capsaicin into the bloodstream. Accordingly, users of

NGX-4010 can avoid the systemic side effects of anti-convulsants, anti-depressants and opioids and the potential for abuse and addiction associated with some of these drugs. NGX-4010 is administered in a non-invasive process that involves pre-treating the painful area with a topical anesthetic for approximately one hour, followed by the application of our patch for 30 or 60 minutes. Patches are cut to conform to the area to be treated. After the specified application period, the patch is removed and residual capsaicin is removed from the skin with a proprietary cleansing gel. NGX-4010 has been shown to provide a clinically meaningful reduction in peripheral neuropathic pain for at least 12 weeks. We expect to submit an MAA in Europe for NGX-4010 in the management of pain associated with peripheral neuropathy in 2007, based upon existing clinical trial data. If the safety and efficacy of NGX-4010 are confirmed by our two ongoing Phase 3 clinical trials, we intend to submit an NDA in the United States in 2008 for the use of NGX-4010 in the management of pain associated with PHN and HIV-DSP.

Clinical Trials

NGX-4010—Initial Target Indications.

As the following table illustrates, we have conducted extensive clinical trials in the management of peripheral neuropathic pain. Combined, our completed studies represent over 1,000 subjects treated with NGX-4010, with another approximately 880 enrolling in current Phase 3 clinical trials.

Indication	Trial Number	Number of Participants	Development Activity	Status
PHN	C116	402	Phase 3 pivotal	Completed; primary endpoint met (p = 0.001)

	C117	400	Phase 3 pivotal	Enrolled; results expected 2nd half 2007

	C110	155	Phase 3	Completed; primary endpoint not met

	C118	106*	Open label safety study	Enrolled; results expected 1st half 2007

	C108	299	Phase 2/3	Completed; primary endpoint not met

	C108	206	Open label extension	Terminated early

	C102	44	Phase 2	Completed

	C106	24	Open label extension of C102	Completed

HIV-DSP	C107	307	Phase 3 pivotal	Completed; primary endpoint met (p = 0.0026)

	C119	480	Phase 3 pivotal	Enrolling; results expected in 2008

	C118	106*	Open label safety study	Enrolled; results expected 1st half 2007

	C109	12	Phase 2	Completed

PDN	C111	117**	Open label tolerability study	Completed

*	C118 is evaluating the safety of applications of NGX-4010 over a 12 month period. Of the 106 patients enrolled, 52 patients have HIV-DSP and 54 patients have PHN.
**	C111 evaluated the effect of topical anesthetic alternatives on tolerability of NGX-4010 and included 91 PDN patients, 25 PHN patients and 1 HIV-DSP patient.

General Trial Design Criteria.    Because all of our trials have focused on the treatment of peripheral neuropathic pain, although in different indications, we have generally been able to employ a similar design in each trial. Patients in each of our trials have to be at least 18 years old and have intact, unbroken skin over the painful area to be treated. Patients could be taking doses of other chronic pain medications, but could not be using any topical pain medications on the affected areas. Our blinded trials involve a randomly selected treated group and a control group. The treated patients receive a single application of our NGX-4010 topical patch in its standard formulation, containing 8% concentration of synthetic capsaicin. Our control group patients receive a single application of a low-dose version of our NGX-4010 topical patch, containing 0.04% capsaicin. The control groups receive a low-dose capsaicin to ensure that these patients can feel the heat sensation produced by the active ingredient, so that they could not tell that they are receiving the control. All patients receive a topical local anesthetic for one hour prior to application of the patch. The patch is then applied to all patients for the same duration, frequently 30 or 60 minutes, although in some of our studies we also test durations of 90 minutes. The amount of active ingredient delivered to the patient is dependent on the duration of patch application, since the capsaicin is absorbed into the skin over time. In our open label extensions, the control group is eliminated and all participants may receive additional single application treatments of NGX-4010, typically approximately once every 12 weeks.

General Objectives.    The primary objective, or endpoint, of each of our Phase 3 clinical trials has been to assess the percent change in “average pain” from baseline to weeks 2-8, in the case of PHN, or to weeks 2-12, in the case of HIV-DSP. If the primary endpoint is not met, the trial is generally considered to have been unsuccessful. Determining if the primary endpoint has been achieved is based on statistical analysis that has been defined in the protocol, the measurement of which is known as the “p value.” A successful trial is generally based on meeting a p value of less than 0.05, which means that there is a greater than 95% likelihood that the drug was responsible for the effect observed in treated patients. The primary method of assessing baseline pain and pain over the course of the study is a Numeric Pain Rating Scale, or NPRS. Eligible subjects had moderate to severe neuropathic pain with a baseline average NPRS score, as measured over a period of one to two weeks prior to treatment, typically of 3 to 9 (with 0 = no pain and 10 = worst possible pain). Secondary efficacy measures included methods of assessing pain other than with NPRS, such as the Patient and Clinical Global Assessments of Change, Gracely Pain Scale, Short-Form McGill Pain Questionnaire, and Brief Pain Inventory, as well as the proportion of “responders,” which are defined as patients who experience a certain minimal threshold of pain relief. Each of our studies also assessed safety and tolerability.

General Safety Findings.    Our clinical trials have consistently demonstrated that NGX-4010 is well tolerated. In our Phase 3 trials, over 98% of subjects completed the prescribed duration of patch application, both during the double-blind phase and during the open-label phase of our trials. Treatment-related adverse events have primarily consisted of application-site issues, such as redness, pain, burning, itching, dryness or swelling. Most of these events have been mild to moderate, however, severe application site events have been observed. The application site reactions have been generally short term and managed with the application of cool compresses, ice or the use of short-acting opioids to relieve the treatment-related discomfort. Transient changes in blood pressure have been observed during the treatment procedure and appear to follow treatment-related changes in pain. We have not seen evidence of increased side effects with repeated treatment. In our Phase 3 trials there have been three serious adverse events (totalling less than 1%) related to NGX-4010, two related to pain and one case of hypertension. In our PHN studies C108 and C110, more cardiac adverse events occurred in subjects treated with NGX-4010 than subjects receiving the control patch. Evaluation of these adverse events did not indicate that they were due to the study treatment. No difference in the number of cardiac events between the active and control groups was observed in our recently completed Phase 3 PHN study, C116.

Postherpetic Neuralgia

Including our completed C116 initial pivotal Phase 3 clinical trial, we have conducted four controlled studies and an open-label extension study evaluating the effect of NGX-4010 in subjects with PHN. Overall, over 600 subjects have received NGX-4010 in these studies with over 850 NGX-4010 treatments being administered.

Background on PHN.    PHN is a painful condition affecting sensory nerve fibers. It is a complication of shingles, a second outbreak of the varicella-zoster virus, which initially causes chickenpox. Following an initial infection, some of the virus can remain dormant in nerve cells. Years later, age, illness, stress, medications or other factors that are not well understood can lead to reactivation of the virus. The rash and blisters associated with shingles usually heal within six weeks, but some people continue to experience pain for years thereafter. This pain is known as postherpetic neuralgia. PHN may occur in almost any area, but is especially common on the torso.

Potential Market.    According to the Centers for Disease Control, or CDC, there are approximately 1.0 million cases of shingles in the United States each year, and approximately one in five shingles sufferers go on to develop PHN. The likelihood of developing PHN from shingles increases with age, with approximately 25% of people over 55, 50% of people over 60, and 75% of people over 70 estimated to eventually develop PHN after contracting shingles. According to Jain BioPharma, in 2005, there were approximately 500,000 people in the United States living with PHN and, according to The Mattson Jack Group, approximately 333,000 people in the United Kingdom, France, Germany, Italy and Spain, combined, living with PHN.

Clinical Trial Results

C116 Phase 3 Clinical Trial.    This trial was a randomized, double-blind, controlled, multicenter trial performed at 52 sites in the United States. Inclusion criteria included pain for at least six months following resolution of shingles. We enrolled 402 subjects and randomly assigned them to receive a 60 minute application of NGX-4010 (n = 206) or control (n = 196) patches, according to a 1:1 allocation scheme. Based on the results from the previous PHN studies, randomization was stratified by gender and by cardiovascular risk to ensure balance between the treatment groups.

As the following chart illustrates, the study met its primary endpoint of showing a clinically meaningful reduction in “average pain” from baseline to weeks 2-8 for the NGX-4010 treated group over the control group. The NGX-4010 group demonstrated a 29.6% decrease in pain score, a result that was statistically significant in comparison to the 19.9% decrease in the control group (p = 0.001). The superiority of NGX-4010 treatment was also demonstrated for the secondary assessment period of weeks 2-12, in which the group treated with NGX-4010 demonstrated a 29.9% decrease in pain, while the control group decreased by 20.4% (p = 0.0016). In a week-by-week comparison, NGX-4010 subjects achieved statistically significant mean reductions in NPRS scores as early as week 1 (p = 0.0438) and at every subsequent week through week 12.

PHN: C116 Pain reduction by week

C117 Ongoing Phase 3 Clinical Trial.    We are in the process of conducting a second multicenter randomized, double-blind, controlled study of NGX-4010 for the treatment of PHN. The study is similar in design to our completed C116 Phase 3 trial. We have enrolled approximately 400 subjects with PHN at clinical sites in the United States and Canada, who will be randomized to receive a single 60-minute treatment with NGX-4010 or a low-concentration capsaicin control patch. Study results are expected in the second half of 2007. As of April 30, 2007, there were 64 sites open and study enrollment was complete.

Prior Clinical Experience.    In 2004, we completed C110, a Phase 3 trial of 155 PHN patients. Unlike our C116 trial and our earlier Phase 2 trials in PHN, this study only required subjects to have had pain for at least three months following resolution of their shingles rash, rather than six months. Subjects treated with NGX-4010 experienced a mean percent decrease in pain scores from baseline of approximately 37% compared to an approximately 30% decrease in the control group, a result that was not statistically significant. In a week-by-week comparison, an improvement over time was observed in the control group, suggesting a spontaneous improvement may have occurred. Spontaneous improvement of PHN during the first three to six months has been reported in scientific literature. An analysis not specified in the protocol was performed evaluating subjects with PHN for at least six months. This analysis demonstrated significantly greater reductions in pain in NGX-4010 treated patients compared to control. Based on the results of this study, we revised the inclusion criteria for our subsequent clinical trials to include subjects with pain for at least six months post-shingles resolution.

In 2004, we completed C108, a 299 patient randomized, double-blind, 12-week, controlled, dose-finding study of NGX-4010 for PHN. The primary objective of this study was to assess the efficacy, safety, and tolerability of NGX-4010 administered at three different dose levels (30-, 60- and 90-minutes) for the treatment of PHN. Pain scores during weeks 2–8 following 30-, 60- and 90-minute NGX-4010 treatments were similar, with patients’ pain scores declining approximately 25% to 28%. Compared with the control group pain scores, only the 90-minute dose group demonstrated a mean percent pain score decrease from baseline that reached statistical significance (p = 0.044). Given the relatively small size of the individual dose groups and the similar responses observed across the three doses tested, an analysis not specified in the protocol was performed comparing all subjects receiving NGX-4010 to all subjects receiving control. In this analysis, the decrease in pain score from baseline to weeks 2-8 in the pooled NGX-4010 group was 26.5% compared to 17.3% in the pooled control group, a difference that was statistically significant (p = 0.0286). Additionally, the analysis of the study data showed that females tended to report larger reductions in pain than males in both the NGX-4010 and control groups. Further, a gender imbalance was noted between the individual dose groups with more males being assigned to the 60-minute NGX-4010 group than in the other treatment groups. To adjust for this imbalance, a gender-stratified analysis was performed. The results of this analysis demonstrated a significant reduction in pain in the 60-minute NGX-4010 dose group (p = 0.033) suggesting that the primary analysis of this study was confounded by the imbalance in gender in the 60-minute dose group.

The C108 study’s open-label extension phase was terminated prior to completion after the data from the double-blind portion of the study were unblinded. During the open-label extension, subjects could receive up to three NGX-4010 treatments no more frequently than every 12 weeks. Of the 299 subjects, 206 (69%) received one or more open-label NGX-4010 treatments. Treatment was generally well tolerated. There were no observed safety concerns with subjects receiving up to four NGX-4010 treatments.

In C102, a Phase 2 trial, we demonstrated that a single 60-minute treatment with NGX-4010 was feasible in subjects with PHN, appeared to be well tolerated and was associated with a reduction in PHN pain over a 28-day period. C106, an open-label extension of C102, suggested that a single 60-minute NGX-4010 treatment is associated with a reduction in PHN pain over a 12-week period and that treatment appeared to be well-tolerated when administered up to four times over the course of one year.

C118 Ongoing Safety Study.    Our ongoing Phase 2 trial is a multicenter, open-label trial of NGX-4010 for the treatment of peripheral neuropathic pain in patients with HIV-DSP or PHN. The primary objective of this study is to assess the safety of repeated applications of NGX-4010 for the treatment of HIV-DSP and PHN. Pain response will also be assessed at week 12 and at the end of the study period. We have enrolled 106 subjects who are eligible to receive up to four 60-minute NGX-4010 treatments over a one year period. Study results are expected during the first half of 2007.

Painful HIV-Distal Sensory Polyneuropathy

We have conducted two controlled studies and an open-label extension study evaluating the effect of NGX-4010 in subjects with painful HIV-Distal Sensory Polyneuropathy, or HIV-DSP. Overall, 290 subjects have received NGX-4010 in these studies with 562 NGX-4010 treatments being administered.

Background on HIV-DSP.    HIV-DSP is caused primarily by three factors: direct activation of cells known as sensory neurons by the HIV virus, the immune system’s fight against the infection and the drugs administered to treat HIV. Painful HIV-DSP is characterized by significant pain in the feet and hands.

Potential Market.    According to Frost & Sullivan, neuropathic pain is a common neurological complication of antiretroviral treatments of HIV and affects approximately 15% of the HIV infected community. According to the CDC, in 2005 there were 956,000 people in the United States infected with HIV. There are currently no specific treatments approved in the United States or Europe for HIV-DSP. According to The Mattson Jack Group, there are approximately 270,000 and 136,000 people with HIV-DSP in the United States and in the United Kingdom, France, Germany, Italy and Spain, combined, respectively.

Clinical Trial Results

C107 Phase 3 Clinical Trial.    In 2005, we completed a randomized, double-blind, controlled, dose finding study of NGX-4010 for the treatment of HIV-DSP. The primary objective of this study was to assess efficacy, safety, and tolerability of NGX-4010. Efficacy was measured in terms of change in “average pain” from baseline to weeks 2-12. The study consisted of a 12-week randomized, double-blind, controlled phase and a 40-week open-label extension. Three different dose levels (30-, 60- and 90-minute applications) were evaluated together, and then each dose level was evaluated individually. The study also provided information about the efficacy, safety, and tolerability of repeated treatment with NGX-4010 over one year. A total of 307 subjects were enrolled at 32 clinical sites in the United States, divided approximately equally among the 30-, 60- and 90-minute dose levels, with three patients treated with NGX-4010 for every one subject treated with the control.

As the following chart illustrates, the results of the study demonstrated that in the aggregate, across all active treatment groups, NGX-4010 significantly reduced pain in subjects with HIV-DSP compared to the control group. Subjects treated with NGX-4010 demonstrated a mean reduction in pain score from baseline of 22.8% that was statistically greater than the 10.7% decrease in the control group (p = 0.0026).

HIV-DSP : C107 Pain reduction by week

Among the individual dose groups, the 90-minute NGX-4010 group demonstrated a mean reduction in pain of 24.7% that was significantly greater than the decrease of 10.7% reported by the control group (p = 0.005). The 60-minute NGX-4010 group also demonstrated a greater reduction in pain scores of 15.8%, but the difference from control was not statistically significant. The 30-minute NGX-4010 group had a mean percent decrease from baseline of 27.7%, which was similar to the pain reduction reported for the 90-minute NGX-4010 group (p=0.0007). The effect of treatment was maintained for up to 12 weeks, with the NGX-4010 group demonstrating significantly greater pain reduction compared to the control group during the second week and at each subsequent week through week 12. Among several secondary measures of pain relief, all three doses showed meaningful improvement compared to control. This study demonstrated that treatment with NGX-4010 was generally well tolerated. A single NGX-4010 treatment provided a stable reduction in pain over a 12-week period. Although the pre-specified statistical testing of the primary analysis stopped after the 60-minute dose was found not to have reached statistical significance, the data from all the active dosing groups combined from this study, including evaluation of secondary endpoints, support the conclusion that all the NGX-4010 doses tested (30-, 60-, and 90-minute) provided pain relief in subjects with HIV-DSP. Repeated treatments for up to one year in an open label efficacy study were equally efficacious, well tolerated and without cumulative toxicity.

C119 Ongoing Phase 3 Clinical Trial.    We are in the process of conducting a multicenter randomized, double-blind, controlled trial of NGX-4010 for the treatment of HIV-DSP. The trial is similar in design to our completed C107 Phase 3 trial. Approximately 480 subjects with HIV-DSP will be enrolled at clinical sites in the United States, Canada, United Kingdom and Australia. Subjects will be randomized to receive a single 30- or 60-minute treatment with NGX-4010 or a low-concentration capsaicin control patch. Unlike the C107 trial, where there were only approximately 75 actively treated patients per dose level, C119 will have approximately 160 actively treated patients per dose level. We believe that this larger size may minimize the risk of results being skewed by individual patient variability. Study results are expected in 2008.

C118 Ongoing Safety Study.    Our ongoing long term safety study is a multicenter, open-label trial of NGX-4010 for the treatment of peripheral neuropathic pain in patients with HIV-DSP or PHN. The primary objective of this study is to assess the safety of repeated applications of NGX-4010 for the treatment of HIV-DSP and PHN. Pain response will also be assessed at week 12 and at the end of the study period. We have enrolled 106 subjects who are eligible to receive up to four 60-minute NGX-4010 treatments over a one year period. Study results are expected during the first half of 2007.

Prior Clinical Experience.    In 2003, we completed C109, an open-label pilot study of high-concentration capsaicin patches in the treatment of HIV-DSP. The primary objective of this study was to obtain preliminary information on the efficacy, safety, and tolerability of NGX-4010 in subjects with HIV-DSP. This Phase 2, multicenter, open-label trial enrolled 12 subjects at three clinical sites in the United States. Subjects received a single 60-minute treatment with NGX-4010 and were followed for 12 weeks. This study demonstrated that treatment with NGX-4010 was feasible and was generally well-tolerated. The study also provided preliminary evidence of efficacy indicating that NGX-4010 could reduce pain associated with HIV-DSP for 12 weeks after treatment.

Painful Diabetic Neuropathy

Background on PDN.    Painful diabetic neuropathy, or PDN, is caused by injury to the sensory nerves, which arises from the toxic effects of some glucose metabolites and damage to blood vessels associated with nerves. The condition causes progressive pain or loss of feeling in the toes, feet, legs, hands and arms. Like HIV-DSP, PDN is typically first felt as pain in the feet and hands.

Potential Market.    The CDC estimates that 20.8 million people in the United States suffered from diabetes in 2005, of which it is estimated by Jain BioPharma that 6.0 million suffered from some form of neuropathy. The number of diabetic neuropathic pain sufferers in the United States is currently estimated by Jain to be 3.0 million, growing at an annual incidence rate of approximately 2%. According to The Mattson Jack Group, there are approximately 5.12 million people with PDN in the United Kingdom, France, Germany, Italy and Spain, combined.

Clinical Trial Results

Phase 2a Clinical Trial Description.    In 2004, we completed C111, a randomized, open-label multicenter evaluation of the tolerability of treatment with NGX-4010 in conjunction with pre-patch topical application of one of three lidocaine 4%-based local anesthetic products. The study enrolled 25 subjects with PHN, 91 subjects with PDN and 1 subject with HIV-DSP. Tolerability of the procedure was similar among all topical anesthetics tested. Preliminary efficacy data were obtained for the PHN group and the PDN group. PHN subjects experienced a 27.7% reduction in pain over weeks 2 through 12; pain was reduced by 32% in PDN subjects. Our experience in C111 suggests that neuropathies of the feet, such as PDN and HIV-DSP, regardless of the underlying disease, may respond similarly to treatment with NGX-4010.

NGX-1998—Liquid High Concentration Topical Capsaicin

We are developing a proprietary topical high-concentration capsaicin liquid formulation for the treatment of peripheral neuropathic pain, as well as potentially for other chronic pain syndromes. NGX-1998 and other similar proprietary formulations are intended to provide:

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Rapid Delivery:    Deliver capsaicin more rapidly into the skin than NGX-4010, without allowing significant amounts to enter the bloodstream, thereby potentially shortening the treatment procedure without impacting the safety or efficacy profile. By reducing treatment time, a larger base of physicians may be willing to administer NGX-1998.

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Improved Comfort:    Reduce treatment-related discomfort. We believe that the rapid delivery of capsaicin may significantly reduce the need for pre-treatment with a local anesthetic, as the extremely rapid skin delivery of capsaicin could quickly inhibit the activity of nerve fibers.

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Expanded Indications:    The liquid formulation can be applied to many places on the body that pose a challenge for a patch formulation, expanding the potential indications to include such pain syndromes as arthritis, vulvodynia, psoriasis and oral mucositis.

NGX-1998 has been evaluated in two clinical studies. In one study, we tested multiple liquid capsaicin formulations in order to identify those with the highest surrogate efficacy and tolerability characteristics. A second study involving healthy volunteers has completed dosing. Preliminary results from this study suggest that NGX-1998 applied for 5, 15 or 25 minutes resulted in comparable reductions in nerve fiber density, a surrogate efficacy marker, as compared to a 60 minute NGX-4010 patch application. Both of these clinical studies have been conducted under an exploratory IND, or eIND, in the United States. We are planning to initiate IND-enabling preclinical toxicology studies and to submit a traditional IND in order to support a clinical study in peripheral neuropathic pain patients.

Opioid Analgesic Prodrug—Preclinical Program

Opioid analgesics are widely prescribed to those suffering from acute or chronic pain. However, this important class of pain medicine suffers from numerous problems, including sedation and dizziness, gastrointestinal side effects, such as nausea, constipation and vomiting, and diversion to non-medical uses. The premise of our opioid prodrug portfolio is that metabolic activation of these prodrugs is required in order to release the pharmacologically active parent molecule. The required metabolic activation step may both reduce the attractiveness of these molecules to opioid abusers and improve safety and tolerability by slowing bioavailability of the parent drug. We also have ongoing exploratory research into innovative prodrugs of a number of analgesic medicines for which both safety and efficacy are established. Some of these compounds have been synthesized and are in the early stages of in vitro and in vivo evaluation.

Manufacturing

We have limited experience in, and do not own facilities for, the manufacture of any products or product candidates. We utilize contract manufacturers to produce clinical supplies of the active ingredient in NGX-4010, synthetic capsaicin, as well as the NGX-4010 topical patch, the associated cleansing gel and the fully assembled NGX-4010 treatment kit. Although we intend to continue to rely on contract manufacturers to produce our products for both clinical and commercial supplies, we oversee the production of the NGX-4010 treatment kit and each of its components.

There are two primary raw material components of our synthetic capsaicin. Each is generally available from a number of suppliers. We currently obtain our supplies of synthetic capsaicin from Formosa Laboratories in Taiwan, who obtains the raw materials from qualified suppliers. While Formosa is our sole supplier currently, other potential suppliers exist and we may qualify a second source of supply after initial market approval.

For our clinical and commercial supply of NGX-4010, we have engaged LTS Lohmann Therapie-Systeme AG, or LTS, in Germany as the manufacturer to formulate the active ingredient from a powder into a topical patch. Under the terms of our clinical supply, development and license agreement and our commercial supply and license agreement with LTS, we are obligated to purchase all of our NGX-4010 clinical and commercial supply requirements from LTS. The terms of our clinical supply, development and license agreement with LTS will remain in effect, subject to bi-annual renewals at our election, the first of which occurred in June 2006, until we obtain regulatory approval for, and begin to commercialize NGX-4010 in a particular territory, at which time, we will obtain our supply of NGX-4010 for that territory under the commercial supply and license agreement. To date, we have paid LTS $3.4 million under the clinical supply, development and license agreement.

For clinical and commercial supply of our cleansing gel, we have engaged Contract Pharmaceuticals Limited as the manufacturer. While we currently have only one supplier for the cleansing gel, we believe there are a number of potential suppliers and intend to evaluate the need for qualifying a second source of supply if we commercialize NGX-4010. In Europe, we have engaged Grenzach Produktions GmbH to supply the component parts of the NGX-4010 treatment kit (such as nitrile gloves, gauze, package insert, and the kit packaging), other than the NGX-4010 patch and cleansing gel, assemble all component parts of the treatment kit and prepare it for distribution. In the United States, we intend to engage at least one company to carry out the treatment kit assembly process, and we believe there are numerous potential candidates to fill this role.

If we obtain FDA approval, or approval outside the United States, for our product candidates, including NGX-4010, we plan to rely on contract manufacturers to produce sufficient quantities for large scale commercialization. These contract manufacturers will be subject to extensive governmental regulation. Regulatory authorities in the markets that we intend to serve require that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMPs. In this regard, we plan to engage only contract manufacturers who have the capability to manufacture drug products in compliance with cGMPs in bulk quantities for commercialization.

Sales, Marketing and Distribution

We currently have no sales or distribution capabilities and limited marketing capabilities. In order to commercialize NGX-4010 or any future product candidates, we must develop sales, marketing and distribution capabilities or make arrangements with other parties to perform these services for us. We have hired a Vice President of Commercial Operations and Business Development with significant experience in specialty sales and marketing roles at large pharmaceutical companies as part of our initial effort to prepare for sales and marketing of NGX-4010, and our Chief Executive Officer also has significant sales and marketing experience.

If NGX-4010 receives marketing approval from the FDA, we currently plan to build our own U.S. sales force to market NGX-4010 directly to approximately 5,000 pain centers and 10,000 physicians in the United States who specialize in treating chronic pain. We believe that we can best serve this pain center and physician market with a focused, specialty sales force. We also plan to conduct a variety of promotional and educational programs aimed at establishing awareness of NGX-4010 in the physician community as an approved treatment for PHN and HIV-DSP. These programs will focus on differentiating NGX-4010 from other competitive products, such as Pfizer’s Neurontin and Lyrica, gabapentin, the generic form of Neurontin, and Endo Pharmaceuticals’ Lidoderm. These programs are planned to include sales representative promotion, publications in medical journals, continuing medical education, symposia, regional speaker programs and medical conference exhibits.

Outside of the United States, and subject to marketing approval in the relevant countries, we intend to engage sales, marketing and distribution partners in Europe, Asia and Latin America.

To the extent we expand NGX-4010 for indications beyond PHN and HIV-DSP, such as PDN, we may expand the sales force or establish partner relationships with larger pharmaceutical companies that have well established sales forces in place that may effectively carry our products to a broader physician market both in the United States and abroad.

Competition

If NGX-4010 receives marketing approval, it will compete against, and may be used in combination with, well-established products currently used both on and off-label in the treatment of PHN and HIV-DSP. The most directly competitive currently marketed products in the United States are Lidoderm, an FDA-approved 5% lidocaine topical patch for the treatment of PHN marketed by Endo Pharmaceuticals, and Neurontin and Lyrica, oral anti-convulsants, marketed by Pfizer for use in the treatment of PHN. In addition to these branded drugs, the FDA has approved gabapentin for use in the treatment of PHN. Gabapentin is marketed by multiple generic manufacturers, and is the most widely-prescribed drug in the United States for treatment of neuropathic pain. Pfizer has also received FDA approval of Lyrica for the treatment of PDN and epilepsy indications. The FDA has approved Cymbalta from Eli Lilly for use in the treatment of PDN and depression.

By the time we are able to commercialize a product candidate, the competition and potential competition may be greater and more direct. There are many other companies working to develop new drugs and other therapies to treat pain in general and neuropathic pain in particular, including GlaxoSmithKline, Merck & Co., Novartis AG and Eli Lilly. Many of the compounds in development by such companies are already marketed for other indications, such as anti-depressants or anti-seizure drugs. We are aware of a small, privately-held specialty-pharmaceutical company that claims to be in early stage clinical evaluation of a high-concentration capsaicin patch for the treatment of PHN as well as a local anesthetic patch for the treatment of PHN, HIV-DSP and PDN. Other companies are focusing on new compounds, most of which are in preclinical or early phases of development.

We expect to compete on, among other things, the safety and efficacy of our products. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to and develop pharmaceutical products and compounds and to exploit these products and compounds commercially before others are able to develop competitive products. In addition, our ability to compete may be affected because insurers and other third-party payors in some cases seek to encourage the use of generic products making branded products less attractive, from a cost perspective, to buyers.

Patents and Proprietary Rights

Our success will depend in part on our ability to protect NGX-4010 and future products and product candidates by obtaining and maintaining a strong proprietary position both in the United States and in other countries. To develop and maintain our proprietary position, we will rely on patent protection, regulatory protection, trade secrets, know-how, continuing technological innovations and licensing opportunities.

The commercial success, if any, of NGX-4010 depends, in part, on a device patent granted in the United States and a device patent granted in Hong Kong and certain countries of Europe concerning the use of a dermal patch for high-concentration-capsaicin delivery for the treatment of neuropathic pain. We exclusively license these patents, as well as related pending patent applications in Canada and Europe, from the University of California. We do not currently own, and do not have rights under this license to any issued patents that cover NGX-4010 outside Europe, Hong Kong or the United States.

We license a method patent granted in the United States from the University of California concerning the use of high-concentration capsaicin delivery for the treatment of neuropathic pain. Two of the three inventors named in the method patent did not assign their patent rights to the University of California. As a result, our rights under this patent are non-exclusive. Anesiva, a company also focused on the development and commercialization of treatments for pain, has licensed the right to use the technology under the method patent from one of the non-assigning inventors. There can be no assurances that other entities will not similarly obtain rights to use the technology under the method patent. If other entities license the right to use this patent, we may face more products competitive with NGX-4010 and our business will suffer.

Under the terms of our license agreement with the University of California, we will be required to pay royalties on net sales of the licensed product up to a maximum of $1.0 million per annum as well as a percentage of upfront and milestone payments resulting from the sublicense of our rights under the agreement. We will also be required to make three annual cash payments in the event we complete an initial public offering or are acquired, in an aggregate amount equal to 1,093 common shares multiplied by the initial public offering or merger price per share of common stock. No amounts have been paid by us under the agreement through December 31, 2006.

We currently license the rights from LTS to two pending U.S. patent applications, patents granted in certain countries of Europe and pending patent applications in Europe, Canada and other foreign countries, each filed by LTS. These patent applications seek to cover a microreservoir patch, which includes the type of patch used in NGX-4010. We license the rights to these patents and patent applications under a January 2007 exclusive commercial supply and license agreement with LTS, which is subject to certain purchase and other obligations.

We have also filed several non-provisional patent applications of our own in the United States relating to kits, methods and formulations to remove residual capsaicin left on the skin after a topical application of capsaicin. We have also filed one non-provisional patent application relating to methods and formulations using capsaicin to quickly decrease nerve fiber density.

The patent positions of pharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the products or product candidates we acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or challenged and found to be unenforceable or invalid. In limited instances, patent applications in the United States and certain other jurisdictions are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention or in opposition proceedings in a foreign patent office, any of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that a court of competent jurisdiction would hold the patents, if issued, valid. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology. To the extent prudent, we intend to bring litigation against third parties that we believe are infringing our patents.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology or that we can meaningfully protect our trade secrets. However, we believe that the substantial costs and resources required to develop technological innovations will help us protect our products.

It is our policy to require our employees, consultants, contractors, or scientific and other advisors, to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. These agreements provide that all inventions related to our business that are conceived by the individual during the course of our relationship, shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Government Regulation

United States

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, our products candidates are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. Various federal, state and foreign statutes and regulations govern or affect the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. When and if regulatory approval is obtained for any of our product candidates, the approval may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed, promoted and advertised. Further, approved pharmaceuticals and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on the manufacture, sale or use of approved pharmaceuticals or in their withdrawal from the market.

Preclinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent governmental requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from these studies, including tests in several animal species, are submitted to the FDA as part of an investigational new drug application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

Clinical Trials

If a company wants to conduct clinical trials in the United States to test a new drug in humans, an IND must be prepared and submitted with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days of filing the application. In addition, an Institutional Review Board must review and approve the trial protocol and monitor the trial on an ongoing basis. The FDA may, at any time during the 30-day review period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. The IND application process can result in substantial delay and expense.

Clinical Trial Phases

Clinical trials typically are conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 trials potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

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Phase 1 clinical trials.    After an IND becomes effective, Phase 1 human clinical trials can begin. These trials evaluate a drug’s safety profile and the range of safe dosages that can be administered to healthy volunteers or patients, including the maximum tolerated dose that can be given to a trial subject. Phase 1 trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

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Phase 2 clinical trials.    Phase 2 clinical trials are generally designed to establish the optimal dose, to evaluate the potential effectiveness of the drug in patients who have the target disease or condition and to further ascertain the safety of the drug at the dosage given in a larger patient population.

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Phase 3 clinical trials.    In Phase 3 clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to a control (which may be an approved form of therapy) in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to control in defined patient populations with a given disease and stage of illness.

New Drug Application

After completion of clinical trials, if there is substantial evidence that the drug is both safe and effective, an NDA is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical studies and clinical trials, and the content and format of an NDA must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is an expensive and major undertaking for a company.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. By law, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved and the scope of any approval. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

Fast Track Designation and Priority Review

The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for their condition. Under the fast track program, the sponsor of a new drug may request the FDA to designate the drug for a specific indication as a fast track product at any time during the clinical development of the product. The FDA must determine if the product qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

For a product candidate where fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides a schedule for the submission of the remaining information and pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals the FDA has committed to reviewing an NDA, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In some cases, the FDA may designate a product for priority review. A product is eligible for priority review, or review within a targeted six-month time frame from the time an NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. A fast-track designated product generally meets the FDA’s criteria for priority review. We cannot guarantee any of our products will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures.

We were granted fast track designation of NGX-4010 for treatment of HIV-DSP in July 2004. When appropriate, we intend to seek additional fast track designations for our products. We cannot predict the ultimate impact, if any, of the fast track process on the timing or likelihood of FDA approval on any of our potential products.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for up to seven years after receiving FDA approval.

We were granted orphan status for the use of capsaicin to treat erythromelalgia in October 2002, an indication which we are not currently pursuing, and for the use of capsaicin to treat painful HIV-associated neuropathy in May 2003. When appropriate, we intend to seek orphan status for additional indications and products. We cannot predict the ultimate impact, if any, of orphan status on the timing or likelihood of FDA approval on any of our potential products.

The Hatch-Waxman Act

Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, newly approved drugs may benefit from a statutory period of non-patent marketing exclusivity in the United States. The Hatch-Waxman Act provides five years of marketing exclusivity to the first applicant to gain approval of an NDA under Section 505(b) of the Food, Drug and Cosmetic Act for a new chemical entity. A drug qualifies as a new chemical entity if the FDA has not previously approved any other drug containing the same active ingredient. Hatch-Waxman provides data exclusivity by prohibiting abbreviated new drug applications, or ANDAs, and 505(b)(2) applications, which are marketing applications where the applicant does not own or have a legal right of reference to all the data required for approval, to be submitted by another company for another version of such drug during the exclusive period. Protection under Hatch-Waxman will not prevent the filing or approval of a full NDA for the same active ingredient, although the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. We believe NGX-4010, if approved by the FDA, may be entitled to five-year market exclusivity under the Hatch-Waxman Act, because we believe that it may be the first NDA approved by the FDA for synthetic capsaicin, the active ingredient in NGX-4010. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of supplemental NDAs for new indications, dosages or strengths of an existing drug if new clinical investigations are essential to the approval. This three-year exclusivity covers only the changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient.

The Hatch-Waxman Act also permits a patent extension term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term extension. We are considering applying for a patent term extension for one of our current patents associated with NGX-4010.

Other Regulatory Requirements

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current Good Manufacturing Practices, or cGMP, regulations which impose procedural and documentation requirements upon us and each third party manufacturer we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers from communicating on the subject of off-label use.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of NGX-4010 and our future product candidates or approval of new indications for our future products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

European Union

Clinical Trials

In common with the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The regulatory controls on clinical research in the European Union are now largely harmonized following the implementation of the Clinical Trials Directive 2001/20/EC, or CTD. Compliance with the national implementations of the CTD has been mandatory from May 1, 2004. However, variations in the member state regimes continue to exist, particularly in the small number of member states that have yet to implement the CTD fully.

All member states currently require regulatory and independent ethics committee approval of interventional clinical trials. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing Authorization

In the European Union, approval of new medicinal products can be obtained through the mutual recognition procedure or the centralized procedure. The mutual recognition procedure entails initial assessment by the national authorities of a single member state and subsequent review by national authorities in other member states based on the initial assessment. The centralized procedure entails submission of a single MAA to the EMEA leading to an approval that is valid in all European Union member states. It is required for certain medicinal products, such as biotechnology products and certain new chemical entities, and optional, or available at the EMEA’s discretion for other new chemical entities or innovative medicinal products with novel characteristics. We have been advised by the EMEA that NGX-4010 can be submitted for review under the centralized procedure, and we intend to submit our application under the centralized procedure in 2007.

Under the centralized procedure, an MAA is submitted to the EMEA. Two European Union member states are appointed to conduct an initial evaluation of each MAA. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use, or CHMP. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004 and two more countries joined on January 1, 2007. Several other European countries outside of the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

If the data from our clinical trials in PHN and HIV-DSP, which represent two models of neuropathic pain, are sufficient to support a grant of a marketing authorization in the European Union, such marketing authorization may not be limited to PHN and HIV-DSP but may instead apply to all models of peripheral neuropathic pain. We expect to file an MAA with the EMEA under the centralized procedure in 2007 for the use of NGX-4010 in the treatment of peripheral neuropathic pain.

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or regulatory review and approval.

Data Exclusivity

For applications filed after October 30, 2005, European Union regulators offer eight years data exclusivity during which generic drug manufacturers cannot file abridged applications. This is followed by two years market exclusivity during which generic applications may be reviewed and approved but during which generic drug manufacturers cannot launch products. The manner in which these new exclusivity provisions will be applied in practice remains far from clear and there can be no assurance that NGX-4010 and our other current or future product candidates will qualify for such exclusivity.

Other Regulatory Requirements

If a marketing authorization is granted for our products in the European Union, the holder of the marketing authorization will be subject to ongoing regulatory obligations. A holder of a marketing authorization for our products is legally obliged to fulfill a number of obligations by virtue of its status as a marketing authorization holder, or MAH. While the associated legal responsibility and liability cannot be delegated, the MAH can delegate the performance of related tasks to third parties, provided that this delegation is appropriately documented. An MAH can therefore either ensure that it has adequate resources, policies and procedures to fulfill its responsibilities, or can delegate the performance of some or all of its obligations to others, such as distributors or marketing partners.

The obligations of an MAH include:

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Manufacturing and Batch Release.    MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.

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Pharmacovigilance.    MAHs are obliged to monitor the safety of products post-approval and to submit to the regulators safety reports on an expedited and periodic basis. There is an obligation to notify regulators of any other information that may affect the risk benefit ratio for the product.

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Advertising and Promotion.    MAHs remain responsible for all advertising and promotion of its products in the relevant jurisdiction, including promotional activities by other companies or individuals on their behalf. Some jurisdictions require that an MAH subject all promotional materials to either internal or regulatory prior review and approval.

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Medical Affairs/Scientific Service.    MAHs are required to have a function responsible for disseminating scientific and medical information on its medicinal products, predominantly to healthcare professionals, but also to regulators and patients.

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Legal Representation and Distributor Issues.    MAHs are responsible for regulatory actions or inactions of their distributors and agents, including the failure of distributors to provide an MAH with safety data within a timeframe that allows the MAH to fulfill its reporting obligations.

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Preparation, Filing and Maintenance of the Application and Subsequent Marketing Authorization.    MAHs have general obligations to maintain appropriate records, to comply with the marketing authorization’s terms and conditions, to submit renewal applications and to pay all appropriate fees to the authorities. There are also general reporting obligations, such as an obligation to inform regulators of any information that may lead to the modification of the marketing authorization dossier or product labeling, and of any action to suspend, revoke or withdraw an approval or to prohibit or suspend the marketing of a product.

We may hold marketing authorizations for our products in our own name, or appoint an affiliate or a collaboration partner to hold the marketing authorization on our behalf. Any failure by an MAH to comply with these obligations may result in regulatory action against the MAH and its approvals and ultimately threaten our ability to commercialize our products.

Approvals Outside of the United States and the European Union

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval or European marketing authorization has been obtained, approval of a product by the comparable regulatory authorities of other foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval or a European marketing authorization. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

Third-Party Reimbursement and Pricing Controls

General.    In the United States and elsewhere, patients’ access to pharmaceutical products depends in significant part on the coverage and reimbursement of a product or service by third party payors, such as government programs, private insurance plans and employers. Third party payors increasingly are challenging the prices charged for medical products and services. It will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicare, Medicaid and private payors. We may be unable to achieve reimbursement from some payors because they may not consider our products to be “reasonable and necessary” or cost-effective. Furthermore, it is possible that even if payors are willing to reimburse for our products, the reimbursement levels may not be sufficient to allow us to sell our products on a competitive and profitable basis.

In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to direct governmental control and to drug reimbursement programs with varying price control mechanisms. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the United Kingdom which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement means by which the government can negotiate lower drug prices for Medicare and Medicaid beneficiaries. While we cannot predict whether such legislative bills will become law, their enactment could have a material adverse effect on our business, financial condition and results of operations.

Medicare.    Subject to obtaining required marketing approvals, we plan to market NGX-4010 for use in the treatment of PHN and HIV-DSP. We expect that in the United States a majority of the patients who are treated with NGX-4010 for these indications will be Medicare beneficiaries. The Centers for Medicare and Medicaid Services, or CMS, is the agency within the Department of Health and Human Services that administers both Medicare and Medicaid. Two aspects of Medicare reimbursement will be relevant to NGX-4010: the availability of reimbursement for physician services for administration of NGX-4010 and the availability of reimbursement for NGX-4010 itself.

CMS has asserted the authority of Medicare not to cover particular products or services if it determines that they are not “reasonable and necessary” for Medicare beneficiaries. CMS may create a national coverage determination, or NCD, for a product, which establishes on a nationwide basis the indications that will be covered and the frequency limits for administration of the product. However, for most new drugs that are eligible for payment, CMS does not create an NCD. We do not know whether we will seek or obtain an NCD for NGX-4010 or our other potential products or whether any NCD obtained will contain favorable coverage terms. As mentioned above, if Medicare coverage for NGX-4010 is available, CMS may determine to reimburse through one of two avenues: Part B coverage for physician-administered drugs or Part D coverage for outpatient prescription drugs. Under Part B coverage, Medicare reimburses the purchaser of drugs that meet three statutory requirements:

•	The product is reasonable and necessary;

•	The product is not usually self-administered and as such is incident to a physician’s service in the office setting; and

•	The administering physician bills Medicare directly for the product.

Currently, topical products are considered “usually self-administered;” therefore, coverage under Part B would require a specific determination that NGX-4010 differs from most topical products and should therefore be covered under Part B. There can be no guarantee that we will obtain such a determination. For reasons discussed below, failure to obtain such a determination could materially and adversely affect our revenue.

If there is not a national coverage decision, the local Medicare contractors that are responsible for administering the Part B program on a regional basis may have the discretion to decline coverage and reimbursement for the drug or to issue a local coverage decision, or LCD. These policies can include both coverage criteria for the drug and frequency limits for the administration of the drug. The local contractors in different areas of the country may determine that NGX-4010 should be treated like most topical patches and may deny coverage under Part B or, even if they allow coverage, may establish varying coverage criteria and frequency limits for NGX-4010. Furthermore, obtaining LCDs in the various regions can be a time-consuming and expensive process.

Medicare payment for physician services related to the administration of NGX-4010, if any, will most likely be determined according to a prospectively set payment rate, determined by a procedure code established by the American Medical Association. These codes, called Current Procedural Terminology, or CPT, describe the procedure performed and can be specific or more general in nature. We believe that although there are existing CPT codes that could be used, a specific code for NGX-4010 administrations would be preferable. We plan to apply for a specific CPT code. If, at launch, a specific CPT code is not available, local Medicare contractors will advise which existing CPT code should be used for services related to NGX-4010 administration.

Under Medicare Part B, reimbursement for NGX-4010 is currently limited to 106% of the manufacturer’s average sales price (ASP) (as defined by statute and regulation). CMS has been considering other changes to Medicare reimbursement that could result in lower payments for physician-administered drugs, and Congress may also consider legislation that would mandate lower reimbursement levels. A reduction in reimbursement levels could materially and adversely affect our revenue.

CMS may determine that NGX-4010 does not qualify for Part B coverage and should instead be covered under the Part D outpatient prescription drug benefit. Because, unlike Part B, Part D reimburses only for the drug itself and does not provide reimbursement for the physician’s administration services (though a physician can bill for service under Part B and it is possible that CMS will provide such coverage for administration of NGX-4010, even if the product is covered under Part D), physicians may not consider NGX-4010 as attractive a treatment option if it is reimbursed under Part D instead of Part B. In addition, under Part D, there are multiple types of plans and numerous plan sponsors, each with its own formulary and product access requirements. While CMS evaluates Part D plans’ proposed formularies for potentially discriminatory practices, the plans have considerable discretion in establishing formularies, establishing tiered co-pay structures and placing prior authorization and other restrictions on the utilization of specific products. Moreover, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. Revenue for NGX-4010 will be substantially affected by its formulary status on Part D plans and the rebates that Part D plan sponsors are able to negotiate.

Medicaid.    Most State Medicaid programs have established preferred drug lists, or PDLs, and the process, criteria and timeframe for obtaining placement on the PDL varies from State to State. A federal law establishes minimum rebates that a manufacturer must pay for Medicaid utilization of a product, and many States have established supplemental rebate programs as a condition for including a drug product on a PDL. Submitting a PDL application to each State will be a time-consuming and expensive process, and it is not clear how many or which State programs will accept the applications. Review times for these applications can vary from weeks to 14 months or more.

Private Insurance Reimbursement.    Commercial insurers usually offer two types of benefits: medical benefits and pharmacy benefits. In most private insurance plans, physician-administered drugs are provided under the medical benefit. If private insurers decide to cover NGX-4010, they will reimburse for the drug and its administration in a variety of ways, depending on the insurance plan’s revenue targets, employer and benefit manager input and the contract negotiated with their physicians. Like Medicare and Medicaid, commercial insurers have the authority to place coverage and utilization limits on physician-administered drugs. Many private insurers tend to adopt reimbursement methodologies for a product similar to those adopted by Medicare. Revenue for NGX-410 may be materially and adversely affected if private payors make unfavorable reimbursement decisions or delay making favorable reimbursement decisions.

Plan of Operation

Our plan of operation for the remainder of 2007 and the first half of 2008 is to:

•	complete our Phase 3 clinical program in PHN and HIV-DSP and resume our clinical program in PDN;

•	file for regulatory approval of NGX-4010 in Europe while seeking a partnership to assist in potential European commercialization of NGX-4010;

•	continue our research and development activities on other product candidates and potential product candidates, including NGX-1998 and our opioid analgesic prodrug; and

•	increase our pre-launch market activities for NGX-4010, including physician education programs and preparing for pricing and reimbursement evaluation by CMS.

We believe that the proceeds from this offering will satisfy our cash requirements for at least the next 12 months, including our clinical studies commitments in connection with the development of NGX-4010, product licensing payments and costs related to the establishment and expansion of our sales and marketing organization.

Employees

As of December 31, 2006, we had 37 employees, of which 28 work in research and development, 8 work in general and administrative and 1 works in sales and marketing. None of our employees are represented by a labor union or are the subject of a collective bargaining agreement.

Facilities

We lease approximately 10,956 square feet of space in our headquarters in San Carlos, California under a lease that expires in July 2007. We have no laboratory, research or manufacturing facilities. We are currently evaluating office space for when our lease expires and seek to identify office space which can accommodate the anticipated expansion of our operations.

Legal Proceedings

We are not engaged in any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of January 31, 2007 are as follows:

Name	Age	Position
Anthony A. DiTonno	58	President, Chief Executive Officer and Director
Stephen F. Ghiglieri	45	Chief Financial Officer
Keith R. Bley, Ph.D.	47	Senior Vice President, Nonclinical Research and Development
Karen J. Harder	50	Senior Vice President, Regulatory Affairs and Technical Operations
Jeffrey K. Tobias, M.D.	52	Chief Medical Officer
Jean-Jacques Bienaimé(1) (2)	53	Director
Neil M. Kurtz, M.D.(1)(3)	56	Director
Alix Marduel(2) (3)	49	Director
Robert T. Nelsen(2) (3)	43	Director
Daniel K. Turner, III(1)	45	Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
(3)	Member of our Nominating and Governance Committee

Anthony A. DiTonno joined us as Chief Operating Officer in April 2003, and has served as our President and Chief Executive Officer since August 2003. From October 2000 to November 2002, Mr. DiTonno served as Executive Vice President of Sales and Marketing for Enteric Medical Technologies, Inc., a medical device company. From 1997 to 2000, Mr. DiTonno served as Chief Executive Officer of LifeSleep Systems, Inc., a medical device company. From 1989 to 1997, Mr. DiTonno held various positions at Oclassen Pharmaceuticals, Inc., a pharmaceutical company, most recently as its Vice President and General Manager. Mr. DiTonno received a B.S. in business administration from St. Joseph’s University and an M.B.A. from Drexel University.

Stephen F. Ghiglieri has served as our Chief Financial Officer since October 2003. From December 2002 to October 2003, Mr. Ghiglieri served as Chief Financial Officer of Hansen Medical, Inc., a medical device company. From March 2000 to April 2002, Mr. Ghiglieri served as Executive Vice President, Chief Financial Officer and Corporate Secretary of Avolent, Inc., a software company. From July 1999 to 2000, Mr. Ghiglieri served as Vice President, Finance, Chief Financial Officer and Corporate Secretary of Andromedia, Inc., a software company. From 1994 to 1999, Mr. Ghiglieri served as Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary of Oacis Healthcare Systems, Inc., a healthcare technology company. From 1992 to 1994, Mr. Ghiglieri served as Controller of Oclassen Pharmaceuticals, Inc., a pharmaceutical company. From 1984 to 1992, Mr. Ghiglieri served as an audit manager of PricewaterhouseCoopers, LLP. Mr. Ghiglieri received a B.A. in business administration from California State University, Hayward. Mr. Ghiglieri is also a Certified Public Accountant.

Keith R. Bley, Ph.D. has served as our Senior Vice President, Nonclinical Research and Development since August 2001 and prior to that served as our Vice President, Nonclinical Research and Development since June 2000. From 1991 to 2000, Dr. Bley held various positions at Roche Bioscience and Syntex (later acquired by Roche Bioscience), most recently as a Research Manager in the analgesia department. Dr. Bley received an M.A. in philosophy from Columbia University and a Ph.D. in cellular and molecular physiology from Yale University.

Karen J. Harder has served as our Senior Vice President, Regulatory Affairs and Technical Operations since January 2005 and prior to that served as our Vice President, Regulatory Affairs and Technical Operations since November 2000. From February 2000 to August 2000, Ms. Harder served as Vice President, Clinical and Regulatory Affairs of GanTech International, Inc., a biotechnology company. From August 1998 to December

2000, Ms. Harder served as Vice President of Cygnus, Inc., a medical device company. From January 1990 to August 1998, Ms. Harder served as Senior Director, Regulatory Affairs of Scios, Inc., a biopharmaceutical company. From December 1983 to January 1990, Ms. Harder served as a Research Associate of Genentech, Inc., a biotechnology company. Ms. Harder received a B.S. in medical technology from Rush Medical University and an M.A. in microbiology from the University of California, Berkeley.

Jeffrey K. Tobias, M.D. has served as our Chief Medical Officer since November 2005. From September 1996 to November 2005, Dr. Tobias served as principal of the Aquila Consulting Group, a professional consulting firm. From June 1995 to September 1996, Dr. Tobias served as Director, New Product Discovery of Alza Corporation, a drug delivery solutions company. Dr. Tobias received a B.S. in biology and an M.D. from the University of Illinois.

Jean-Jacques Bienaimé has served as a member of our board of directors since February 2004. Since May 2005, Mr. Bienaimé has served as Chief Executive Officer and director of BioMarin Pharmaceutical Inc., a publicly-held biopharmaceutical company. From November 2002 to April 2005, Mr. Bienaimé served as the Chairman, Chief Executive Officer and President of Genencor International, a biotechnology company acquired by Danisco A/S. From June 1998 to October 2002, Mr. Bienaimé was Chief Executive Officer and President of SangStat Medical, a biotechnology company. From October 1992 to May 1998, Mr. Bienaimé held various management positions, most recently as Senior Vice President of Corporate Marketing and Business Development, and Vice President and General Manager of the advanced therapeutic and oncology division of Rhône-Poulenc Rorer Pharmaceuticals (now The Sanofi-Aventis Group), a pharmaceutical company. Mr. Bienaimé received a B.S. in economics from the Ecole Supérieure de Commerce de Paris and an M.B.A. from the Wharton School at the University of Pennsylvania.

Neil M. Kurtz, M.D. has served as a member of our board of directors since January 2006. Since April 2002, Dr. Kurtz has served as President and Chief Executive Officer and director of TorreyPines Therapeutics, Inc., a biopharmaceutical company. From September 1999 to April 2002, Dr. Kurtz was President of Worldwide Clinical Trials, a healthcare solutions company. Dr. Kurtz received a B.A. in psychology from New York University and an M.D. from the Medical College of Wisconsin.

Alix Marduel, M.D. has served as a member of our board of directors since June 2000. Since May 1997, Dr. Marduel has been a managing director of Alta Partners, a venture capital firm. From September 1990 to April 1997, Dr. Marduel was a general partner at Sofinnova Ventures, a venture capital firm. Dr. Marduel also serves on the board of directors of Corcept Therapeutics Incorporated, a publicly-held pharmaceutical company. Dr. Marduel received an M.D. from the University of Paris.

Robert T. Nelsen has served as a member of our board of directors since July 2000. Since July 1994, Mr. Nelsen has served as a managing director of venture capital funds associated with ARCH Venture Partners, a venture capital firm. From April 1987 to July 1994, Mr. Nelsen served as a senior manager of ARCH Development Corporation, a technology transfer company associated with the University of Chicago. Mr. Nelsen is also a director of Adolor Corporation, a publicly-held pharmaceutical company. Mr. Nelsen received a B.S. in biology and economics from the University of Puget Sound and an M.B.A. from the University of Chicago.

Daniel K. Turner, III has served as a member of our board of directors since February 2004. Since February 1993, Mr. Turner has served as a managing member of Montreux Equity Partners, a venture capital firm. From 1990 to 1993, Mr. Turner was an investment manager at Berkeley International, a private equity firm. From 1986 to 1990, he served as Chief Financial Officer of Oclassen Pharmaceuticals, Inc., a pharmaceutical company. From 1982 to 1986, he served as a senior consultant of Price Waterhouse, a public accounting firm. Mr. Turner is also a director of Somaxon Pharmaceuticals, Inc., a publicly-held pharmaceutical company. Mr. Turner received a B.S. in business administration and accounting from California State University, Sacramento and attended the M.B.A. program at the Haas School of Business at the University of California, Berkeley. Mr. Turner is also a Certified Public Accountant.

Medical and Scientific Advisory Board

The following individuals are members of our scientific advisory board:

Allan I. Basbaum, Ph.D. is a Professor and Chair of the Department of Anatomy at the University of California, San Francisco. Dr. Basbaum is a Fellow of the American Academy of Arts and Sciences and Editor-in-Chief of the journal Pain. Dr. Basbaum received a B.S. in psychology from McGill University and a Ph.D. in psychology and anatomy from the University of Pennsylvania.

Gary J. Bennett, Ph.D. is a Canada Senior Research Professor in the Faculty of Dentistry and Department of Anesthesia at McGill University and Director of Pain Research at Montreal General Hospital. From 1996 to 2001, Dr. Bennett was a Professor of Neurology and Director of Pain Research of MCP Hahnemann University. From 1991 to 1996, Dr. Bennett served as Chief of the Neuropathic Pain and Pain Measurement Section of Neurobiology and Anesthesiology Branch, National Institute of Dental Research, National Institutes of Health. Dr. Bennett received a B.A. in psychology from Rutgers University and a Ph.D. in experimental psychology from the Medical College of Virginia at Virginia Commonwealth University.

Robert H. Dworkin, Ph.D. is a Professor of Anesthesiology, Neurology, Oncology and Psychiatry at the University of Rochester Medical Center and Director of the Anesthesiology Clinical Research Center and Director of Psychological Services, Strong Pain Clinic. Dr. Dworkin serves as Chair of the International Conference on the Mechanisms and Treatment of Neuropathic Pain; Chair of the Steering Committee, Neuropathic Pain Institute; Vice-Chair of the Special Interest Group on Neuropathic Pain, International Association for the Study of Pain; and Co-Chair of Initiative on Methods, Measurement and Pain Assessment in Clinical Trials. Dr. Dworkin received a B.A. in psychology from the University of Pennsylvania and a Ph.D. in psychology from Harvard University.

David J. Julius, Ph.D. is a Professor and Vice-Chair in the Department of Cellular and Molecular Pharmacology at the University of California, San Francisco. Dr. Julius served as a postdoctoral fellow at the Columbia College of Physicians and Surgeons. Dr. Julius received a B.S. in life sciences from the Massachusetts Institute of Technology and a Ph.D. in biochemistry from the University of California, Berkeley.

Nathaniel P. Katz, M.D. is an Adjunct Assistant Professor of Anesthesia at Tufts University School of Medicine and a recent Chair of the Advisory Committee, Anesthesia, Critical Care and Addiction Products Division, United States Food and Drug Administration. Dr. Katz served as Chair of the National Initiative on Pain Control. Dr. Katz received an M.S. in biostatistics from Columbia University and an M.D. from the Medical College of Pennsylvania.

Composition of our Board of Directors

Our board of directors is currently composed of six members, five of whom are independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC. Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2007 for the Class I directors, 2008 for the Class II directors, and 2009 for the Class III directors.

•	Our Class I directors will be Daniel K. Turner, III and Alix Marduel;

•	Our Class II directors will be Robert Nelsen and Jean-Jacques Bienaimé; and

•	Our Class III directors will be Neil Kurtz and Anthony DiTonno.

Pursuant to a second amended and restated voting agreement entered into in November 2005 by and among us and certain of our stockholders, investors affiliated with ARCH Venture Partners, of which Mr. Nelsen is a managing director; Alta Partners, of which Dr. Marduel is a Managing Director; Walden International; and

Global Life Science Ventures, have the right to designate a representative to our board of directors. The second amended and restated voting agreement and all rights thereunder will automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

Our amended and restated certificate of incorporation and bylaws provide that the number of our directors, which is currently six members, shall be fixed from time to time by a resolution of the majority of our board of directors. Each officer serves at the discretion of the board of directors and holds office until his successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Committees of the Board of Directors

Our board has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee:

•	evaluates the independent auditors’ qualifications, independence and performance;

•	determines the engagement of the independent auditors;

•	approves the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent auditors on the Company engagement team as required by law;

•	reviews our financial statements and reviews our critical accounting policies and estimates; and

•	reviews and discusses with management and the independent auditors the results of the annual audit and our quarterly financial statements.

The members of our audit committee are Jean-Jacques Bienaimé, Neil Kurtz and Daniel K. Turner, III. Mr. Turner is our audit committee chairman and financial expert under the rules of the Securities and Exchange Commission, or SEC, implementing Section 407 of the Sarbanes Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the NASDAQ Stock Market LLC and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the NASDAQ Stock Market LLC and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee oversees our corporate compensation programs. The compensation committee also:

•	reviews and recommends policy relating to compensation and benefits of our officers and employees;

•	reviews and approves corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluates the performance of our officers in light of established goals and objectives;

•	sets compensation of our officers based on its evaluations;

•	administers the issuance of stock options and other awards under our stock plans; and

•	reviews and evaluates, at least annually, its own performance and that of its members, including compliance with the committee charter.

The members of our compensation committee are Jean-Jacques Bienaimé, Alix Marduel and Robert Nelsen, each of whom our board of directors has determined is independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the NASDAQ Stock Market LLC and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee

Our Nominating and Governance Committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. The Nominating and Corporate Governance Committee also:

•	assesses the performance of the board of directors;

•	directs guidelines for the composition of our board of directors; and

•	reviews and administers our corporate governance guidelines.

The members of our Nominating and Governance Committee are Neil Kurtz, Alix Marduel and Robert Nelsen, each of whom is a non-employee member of our board of directors.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

Name	Option Awards
Jean Jacques Bienaimé	3,333
Neil M. Kurtz	6,666
Alix Marduel	—
Robert T. Nelsen	—
Daniel K. Turner, III	—

Upon consummation of our initial public offering, non-employee directors will receive a quarterly retainer of $6,250. The chairman of the audit committee will be paid an additional cash retainer of $2,500 quarterly. The chairman of the compensation committee will be paid an additional cash retainer of $1,250 quarterly. Non-employee directors are also paid cash fees of $2,000 for each board meeting and $1,000 for each audit and compensation committee meeting attended in person and $1,000 for each board meeting and $500 for each audit committee and compensation committee meeting attended by telephone.

After consummation of our initial public offering, our 2007 Stock Plan also provides for the automatic grant of options to our non-employee directors as more fully discussed under “Employee Benefit Plans—2007 Stock Plan.” In addition, pursuant to our 2006 Acquisition Bonus Plan, as more fully discussed under “Executive Compensation—Potential Payments Upon Termination or Change of Control—2006 Acquisition Bonus Plan,” directors Jean-Jacques Bienaimé and Neil Kurtz will receive $50,000 and $25,000, respectively, upon a change of control of us in connection with their service as members of our board of directors.

Executive Compensation

Compensation Discussion and Analysis

Our executive compensation program is designed to attract individuals with the skills necessary for us to achieve our business objectives, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with our performance on both a short term and long term basis. To that end, our executive officers’ compensation has two primary components: base compensation, or salary, and stock option awards. In addition, we have in the past and may in the future provide discretionary performance bonuses to either individual or all employees to recognize individual performance or the achievement of important business objectives. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees.

General.    We view the components of compensation as related but distinct. Although we review total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, our overall performance and other considerations we deem relevant. To this end, we purchase, or otherwise acquire, and review executive compensation surveys of companies in the life science and high technology industries in the San Francisco Bay Area and also rely on the experience and knowledge of the members of our compensation committee, board of directors and senior management when making executive officer hiring decisions. For annual compensation reviews we evaluate each executive’s performance, look to industry trends in compensation levels and generally seek to ensure that compensation is appropriate for an executive’s level of responsibility and for promotion of future performance. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an employee’s compensation performance-based and to keep cash compensation to a nominally competitive level while providing the opportunity to be well rewarded through equity if we perform well over time. We also believe that for life science companies, stock-based compensation is a significant motivator in attracting employees, and while base salary and the potential for cash bonuses must be at competitive levels, performance is most significantly impacted by appropriately relating the potential for creating shareholder value to an individual’s compensation potential through the use of stock options.

Our compensation committee’s current intent is to perform at least annually a strategic review of our executive officers’ overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. To date, our compensation committee has conducted a detailed analysis of the cash and equity compensation of our chief executive officer, and established general budgetary guidelines for aggregate annual employee cash compensation that our chief executive officer has allocated among individual executives and employees on a case by case basis in his discretion. For compensation decisions regarding the grant of equity compensation, including vesting schedules and in some cases milestones providing for accelerated vesting if such milestones are achieved, relating to employees other than to our chief executive officer, the compensation committee and the board of directors typically consider recommendations from the chief executive officer and/or other members of management. To date, compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also our chief executive officer and our chief financial officer. Upon completion of this offering, we intend our compensation committee to have a more direct role in setting compensation levels for our executive officers among all compensation components, and to have the authority to grant awards under the 2007 Stock Plan that will be effective upon completion of this offering.

We account for equity compensation paid to our employees under SFAS No. 123R, which requires us to estimate and record an expense over the service period of the award. Our cash compensation, including cash bonuses, is recorded as an expense at the time the obligation is accrued. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees on exercising of nonqualified options granted at fair market value should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible unless the optionee disposes of the shares before the end of the holding period required under the tax code. In addition, if we grant restricted stock or restricted stock awards that are not subject to performance vesting they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Base compensation.    We fix executive officer base compensation at a level that we believe enables us to hire and retain individuals in a competitive environment and reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base salaries that are payable by companies with which we believe we generally compete for executives. The salaries of Messrs. DiTonno and Ghiglieri, Dr. Bley and Ms. Harder were increased by approximately 0.0%, 5.0%, 4.0% and 3.2%, respectively, in 2006, and by approximately 0.0%, 10.0%, 4.0% and 4.0% for 2007, respectively. Dr. Tobias was hired by us in 2005 and, therefore, did not receive a salary increase in 2006, but received a 5.0% increase for 2007. These increases were part of our normal annual salary review process and reflect our review of the compensation levels of similar positions at comparable companies.

Cash bonuses.    We have periodically utilized cash bonuses to reward performance achievements, but do not have a policy of having established annual target bonuses. For example, in 2005, we provided all employees with a 5% bonus opportunity for the six months ended September 30, 2005 and another 5% bonus opportunity for the six months ended March 31, 2006. Such bonuses were based upon a recommendation by the compensation committee to the board of directors, and were based on achievement of specific operational milestones regarding clinical progress of our product candidate NGX-4010 and regarding research and development efforts to broaden our clinical pipeline. In 2006, we paid performance bonuses for all employees generally in the range of $5,000 for members of executive management, and $2,500 for other employees, with higher bonuses awarded to certain members of executive management in connection with the completion of our C116 clinical trial for NGX-4010. Bonuses have generally been reviewed and approved by both our compensation committee and board of directors, each of which have worked in concert to determine the performance and operational criteria necessary for award of such bonuses. The bonus for 2006 for our chief executive officer was based entirely on our performance, consisting of progress made primarily in the clinical development program for our lead product candidate, NGX-4010. The performance objectives for other executive officers generally included both operational targets, as well as individual performance objectives determined by our chief executive officer. Those performance targets typically include progress in our clinical development programs for our lead product candidate but may also include new product development and general business performance targets. The compensation committee and board of directors approved these targets because they believed that progress in these key activities will have the most significant impact on stockholder value creation. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. For 2006, Messrs. DiTonno and Ghiglieri, Drs. Bley and Tobias and Ms. Harder each received an aggregate bonus of $27,500, $11,300, $11,450, $24,763 and $10,850 respectively, which represented approximately 9.2%, 4.5%, 4.4%, 8.7% and 4.9% of their base salaries, respectively.

In 2007, the compensation committee and the board of directors approved the forgiveness of indebtedness due from Messrs. DiTonno and Ghiglieri, Dr. Bley and Ms. Harder to us, evidenced by promissory notes, in the principal amounts of $100,000, $15,000, $55,000 and $19,800, respectively. Forgiveness of accrued interest to date under such notes was also approved in the amounts of $28,591, $3,257, $20,541 and $7,311, respectively. These amounts will be treated as compensation expense in 2007 and will be taxable to the executives as compensation in 2007. The compensation committee and board of directors based their decision to forgive such amounts on the substantial roles that these members of executive management played in our operational success to date.

Stock options and equity awards.    We utilize stock options to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock option grants to new employees vest at the rate of 25% after the first year of service with the remainder vesting ratably over the subsequent 36 months. For non-new hire stock option grants, vesting typically occurs ratably over 48 months from the date of grant. Certain of our stock option grants, particularly those for our most recent executive management hires and annual performance grants for executive management, vest upon achievement of certain milestones. These milestones provide for acceleration of vesting of portions of the grant based on achievement of specific milestones, including clinical progress of our product candidate NGX-4010 and research and development efforts to broaden our clinical pipeline. In the absence of milestone achievement, these grants will vest in full six years from the date of grant if the executive remains a service provider during such time. Certain of the stock options that we have granted under our 2000 Stock Incentive Plan may be exercised by the recipient at any time, however, any shares purchased are subject to a lapsing right of repurchase in our favor. This repurchase right lapses on the same schedule as the vesting of the option. Authority to make stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual’s objectives, comparative share ownership data from compensation surveys or the experience of our board members with regard to other life science companies in our geographic area at a similar stage of development, the extent to which shares subject to previously granted options are vested and the recommendations of our chief executive officer and other members of management.

Our board of directors has historically determined the value of our common stock based upon the consideration of several factors impacting our valuation. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. As a public company, we intend to grant equity awards at fair market value (the closing public trading price) on the date that the grant action occurs.

During 2006, we granted options to Messrs. DiTonno and Ghiglieri, Dr. Bley and Ms. Harder to purchase 21,941, 8,166, 4,766 and 6,066 shares of our common stock, respectively. Dr. Tobias received a grant in 2006 of 86,666 shares of our common stock in connection with the commencement of his employment with us. Each of the grants had an exercise price of $3.75 per share. These grants were made by our board of directors as part of our process of reviewing equity positions of our employees, and the board determined that, in light of the individuals’ performance, equity ownership and level of vesting, it was appropriate to provide additional incentive for each of these personnel. To date, all of our options have been granted under our 2000 Stock Incentive Plan, which is described below under “Management—Employee Benefit Plans.” Prior to the completion of this offering, we plan to adopt a new 2007 Stock Plan and 2007 Employee Stock Purchase Plan, both of which are described below under “Management—Employee Benefit Plans.” The 2007 Stock Plan will replace our existing 2000 Stock Incentive Plan immediately following this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares, to executive officers and our other employees. The 2007 Employee Stock Purchase Plan will enable eligible employees to periodically purchase shares of our common stock at a discount. Participation in the 2007 Employee Stock Purchase Plan will be available to all executive officers following this offering on the same basis as our other employees. Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Severance and change of control payments.    All of our executive officers are entitled to severance payments equal to from 6 to 12 months of base salary and full acceleration of stock option and restricted stock vesting if the executive officer’s employment is terminated without cause by the acquiring company, or, for certain reasons, by the executive officer, within 18 months following a change of control. In addition, and upon a change of control, all of our executive officers are entitled to receive a bonus determined under our 2006 Acquisition Bonus Plan, and receive partial acceleration of the vesting of their stock options and restricted stock. We believe these severance and change of control arrangements mitigate some of the risk that exists for executives working in a smaller company. These arrangements are intended to attract and retain qualified executives that could have other job alternatives that may appear to them to be less risky absent these arrangements. Because of the significant acquisition activity in the life science industry, there is a possibility that we could be acquired in the future. Accordingly, we believe that the larger severance packages resulting from terminations related to change of control transactions, and bonus and vesting packages relating to the change of control itself, will provide an incentive for these executives to continue to help successfully execute such a transaction from its early stages until closing. For a description and quantification of these severance and change of control benefits, please see the section entitled “Management—Potential Payments Upon Termination or Change of Control.”

Other benefits.    Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies.

Executive Compensation Tables

The following table provides information regarding the compensation of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers during our fiscal year ended December 31, 2006. We refer to these executive officers as our named executive officers.

Summary Compensation Table

Name and Principal Position	Salary(1)	Bonus	Option Grants(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Anthony A. DiTonno, President, Chief Executive Officer and Director	$300,000	$20,000	$101,403	$7,500	$180	$429,083
Stephen F. Ghiglieri, Chief Financial Officer	252,000	5,000	37,742	6,300	180	301,222
Keith R. Bley, Ph.D., Senior Vice President, Nonclinical Research and Development	258,000	5,000	22,029	6,450	180	291,659
Karen J. Harder, Vice President, Regulatory Affairs and Technical Operations	220,800	5,000	28,037	5,850	180	259,867
Jeffrey Tobias, M.D., Chief Medical Officer	285,000	20,000	295,490	4,763	180	605,433

(1)	The amounts in this column include payments in respect of accrued vacation, holidays, and sick days.
(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with SFAS No. 123R.
(3)	The amounts in this column represent payments pursuant to our incentive bonus plan based upon our board of directors’ determination of milestone attainment in 2006.
(4)	The amounts in this column include a life insurance premium payment of $180.

Grants of Plan-Based Awards in Last Fiscal Year

The following table provides information regarding grants of stock options to each of our named executive officers during the fiscal year ended December 31, 2006. All options were granted at the fair market value of our common stock, as determined by our board of directors on the date of grant. These options were granted under our 2000 Stock Incentive Plan.

Name	Grant Date	Number of Securities Underlying Options		Exercise Price of Option Awards
Anthony A. DiTonno	3/15/2006	21,941	(1)	$3.75
Stephen F. Ghiglieri	3/15/2006	8,166	(1)	3.75
Keith R. Bley, Ph.D.	3/15/2006	4,766	(1)	3.75
Karen J. Harder	3/15/2006	6,066	(1)	3.75
Jeffrey Tobias, M.D.	1/27/2006	46,666	(2)	3.75
	1/27/2006	40,000	(1)	3.75

(1)	Vests in full on the sixth anniversary of the grant date. The vesting will accelerate upon the attainment by the Company of certain milestones. Options expire 10 years from the date of grant.
(2)

Vests as to 1/4 of the shares underlying the option on the first anniversary of the grant date and as to 1/48 of the underlying shares monthly thereafter. Option expires 10 years from the date of grant.

Employment Agreements

We have entered into executive employment agreements with each of Anthony DiTonno, Stephen Ghiglieri, Keith Bley, Karen Harder, Jeffrey Tobias and Michael Markels.

The agreements provide for these officers to remain our at-will employees and to receive salary, bonus and benefits as determined at the discretion of our Board of Directors. Our agreements with these officers provide that they will receive certain benefits if within the eighteen month period following a change of control of the company they resign for good reason or are terminated by us or our successor other than for cause.

Upon a qualifying resignation or termination, Mr. DiTonno, will become entitled to receive: continuing severance payments at a rate equal to his base salary for a period of twelve months; a lump sum payment equal to his full target annual bonus; acceleration in full of vesting of options for our common stock held by him; the lapse in full of our right of repurchase with respect to restricted shares of our common stock held by him; and continued employee benefits until the earlier of twelve months following the date of termination or resignation or the date he obtain employment with generally similar employee benefits.

Upon a qualifying resignation or termination, Messrs. Ghiglieri and Markels and Dr. Tobias will become entitled to receive continuing severance payments at a rate equal to their base salaries for a period of nine months; lump sum payments equal to their full target annual bonuses; acceleration in full of vesting of options for our common stock held by them; the lapse in full of our right of repurchase with respect to restricted shares of our common stock held by them; and continued employee benefits until the earlier of nine months following the date of termination or resignation or the date they obtain employment with generally similar employee benefits.

Upon a qualifying resignation or termination, Dr. Bley and Ms. Harder will become entitled to receive continuing severance payments at a rate equal to their base salaries for a period of six months; lump sum payments equal to their full target annual bonus; acceleration in full of vesting of options for our common stock held by them; the lapse in full of the our right of repurchase with respect to restricted shares of the our common stock held by them; and continued employee benefits until the earlier of six months following the date of termination or resignation or the date they obtain employment with generally similar employee benefits.

For a complete description and quantification of benefits payable to our named officers on and following termination of employment under plans and programs currently in effect, see “—Potential Payments Upon Termination Or Change In Control.”

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain information concerning the outstanding option awards held as of December 31, 2006 by each named executive officer.

	Number of Securities Underlying Unexercised Options				Option Exercise Price	Option Expiration Date
Name	Exercisable		Unexercisable
Anthony A. DiTonno	—		86,666	(1)	$2.70	4/28/2014
	11,926		15,334	(2)	1.95	3/15/2015
	13,630		13,630	(1)	1.95	3/15/2015
	21,941	(1)(4)	—		3.75	3/15/2016

Stephen F. Ghiglieri	20,000	(4)	—		1.80	11/7/2013
	12,177		6,089	(2)	2.70	4/28/2014
	—		18,266	(1)	2.70	4/28/2014
	4,434		5,700	(2)	1.95	3/15/2015
	5,067		5,067	(1)	1.95	3/15/2015
	8,166	(1)(4)	—		3.75	3/15/2016

Keith R. Bley, Ph.D.	3,391		1,696	(2)	2.70	4/28/2014
	—		13,333	(1)	2.70	4/28/2014
	2,951		3,794	(2)	1.95	3/15/2015
	3,373		3,373	(1)	1.95	3/15/2015
	4,766	(1)(4)	—		3.75	3/15/2016

Karen J. Harder	6,779		3,389	(2)	2.70	4/28/2014
	—		13,333	(1)	2.70	4/28/2014
	4,036		5,190	(2)	1.95	3/15/2015
	4,613		4,613	(1)	1.95	3/15/2015
	6,066	(1)(4)	—		3.75	3/15/2016

Jeffrey Tobias, M.D.	12,639		34,027	(3)	3.75	11/30/2015
	8,000		32,000	(1)	3.75	11/30/2015

(1)	Vests in full on the sixth anniversary of the grant date. The vesting will accelerate upon the attainment by the Company of certain milestones.
(2)	Vests as to 1/48 of the shares underlying the option monthly following the grant date.
(3)	Vests as to 1/4 of the shares underlying the option on the first anniversary of the grant date and as to 1/48 of the underlying shares monthly thereafter.
(4)	Options allow for early exercise.

Option Exercises and Stock Vested in Last Fiscal Year

The following table presents certain information concerning the exercise of options and vesting of stock awards by each of our named executive officers during the fiscal year ended December 31, 2006, including the value of gains on exercise and the value of the stock awards.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Anthony A. DiTonno	—	$—	20,833	$229,163
Stephen F. Ghiglieri	—	—	1,666	18,326
Keith R. Bley, Ph.D.	—	—	849	9,339
Karen J. Harder	—	—	391	4,301
Jeffrey Tobias, M.D.	—	—	—	—

(1)	The aggregate dollar amount realized upon the vesting of a stock award represents the aggregate market price of the shares of our common stock underlying the stock award on the vesting date (assumed to be the price per share set forth on the cover page of this prospectus) multiplied by the shares vested on the vesting date.

Potential Payments Upon Termination or Change of Control

The following summaries set forth potential payments payable to our executive officers upon termination of employment or a change in control of us under their current executive employment agreements and our other compensation programs.

For the purpose of the executive employment agreements, “cause” means an officer:

•	fails to perform his or her duties with us (other than due to his or her incapacity as a result of physical or mental illness for a period not to exceed 90 days);

•	engages in conduct which is materially injurious to us, our business or reputation, or which constitutes gross misconduct;

•	materially breaches the terms of any agreement between him or her and us;

•	materially breaches or takes any action in material contravention of our policies adopted by our Board of Directors or any committee thereof;

•	is convicted for or admits or pleads no contest with respect to a felony or commits an act of fraud against us; or

•	misappropriates material property belonging to us.

For the purpose of the executive employment agreements, “good reason” means:

•	a material reduction in his or her salary or benefits other than as a result of a reduction in compensation affecting our or our successor entity’s employees generally;

•	a material diminution of his or her duties or responsibilities relative to his or her duties and responsibilities in effect immediately prior to a change in control;

•	relocation of his or her place of employment to a location more than 35 miles from our office location at the time of a change in control; or

•	failure of a successor entity in any change in control to assume and perform under his or her executive employment agreement.

For the purpose of the executive employment agreements, “disability” means an officer’s inability to perform his or her duties to us as the result of his or her incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and reasonably acceptable to the officer or the officer’s legal representative.

2006 Acquisition Bonus Plan

Each of Messrs. DiTonno and Ghiglieri, Drs. Bley and Tobias and Ms. Harder is eligible to receive a cash amount in connection with a change in control of us pursuant to our 2006 Acquisition Bonus Plan determined by multiplying the number of shares of common stock and options to purchase common stock (without regard to vesting limitations) held by him or her times a per share amount determined through a formula based upon the net proceeds of the change in control, and an additional amount determined by taking one percent of the net proceeds of the change of control and multiplying such amount by a set percentage for each such named executive officer.

Anthony A. DiTonno

Mr. DiTonno’s employment with us is at-will. Either of us may terminate the executive employment agreement between us at any time. Upon a change in control of us, Mr. DiTonno will receive acceleration of vesting of each of DiTonno’s restricted stock grants and outstanding options to purchase our common stock by a number of months equal to the number of months of vesting remaining for such option as of the change in control, minus 18 months; provided, that if such stock options or restricted stock grants have fewer than 18 months of vesting remaining, then such options or restricted stock grants will not be accelerated upon a change in control. Mr. DiTonno may be eligible to receive certain severance payments and additional acceleration of vesting of stock options and restricted stock grants held by Mr. DiTonno if Mr. DiTonno terminates his employment for good reason or we terminate Mr. DiTonno without cause within the 18-month period following a change in control.

Termination by us or termination by Mr. DiTonno prior to a change in control.    If Mr. DiTonno is terminated for any reason, or if Mr. DiTonno terminates his employment for any reason, in each case prior to a change in control of us, Mr. DiTonno will not receive any severance.

Termination by us (other than for cause) or termination by Mr. DiTonno for good reason following a change in control.    If Mr. DiTonno is terminated for any reason other than for cause, or if Mr. DiTonno terminates his employment for good reason, in each case within the 18-month period following a change in control of us, in addition to the severance benefits set forth above that Mr. DiTonno is entitled to receive upon a termination prior to a change in control, Mr. DiTonno will be entitled to receive 12 months of severance pay (less applicable withholding taxes) payable over 12 months at a rate equal to his base salary and a lump-sum payment equal to 100% of Mr. DiTonno’s target annual bonus as of the date of such termination. In addition, all restrictions, limitations and conditions applicable to outstanding stock options and restricted stock grants will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Mr. DiTonno’s employment by us without cause or by Mr. DiTonno for good reason during the 18-month period following the change in control. Following such terminations, Mr. DiTonno will also receive coverage under our benefit plans for a period equal to the shorter of 12 months or such time as Mr. DiTonno secures employment with benefits generally similar to those provided in our benefit plans.

Termination by us for cause or by Mr. DiTonno other than for good reason following a change in control.    Upon termination for any other reason, Mr. DiTonno is not entitled to any payment or benefit other than severance and any other benefits only as are then established under our written severance and benefits plans.

Termination for death or disability.    If we terminate Mr. DiTonno’s employment as a result of Mr. DiTonno’s disability or if Mr. DiTonno’s employment terminates upon Mr. DiTonno’s death, Mr. DiTonno is not entitled to any payment or benefit other than severance amounts paid prior to the date of such termination and severance and any other benefits only as are then established under our written severance and benefits plans.

Assuming Mr. DiTonno’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus		Value of Accelerated Equity Awards(2)
Prior to a change in control	—	—		—
Upon a change in control	—	$6,260,083	(1)	$56,224
Without cause or for good reason following a change in control	$300,000	$20,000		$1,510,234
Death	—	—		—
Disability	—	—		—
Other	—	—		—

(1)	Represents payments to be received pursuant to the 2006 Acquisition Bonus Plan in connection with a change of control that would have resulted in net proceeds to our stockholders of at least $250.0 million.
(2)	The aggregate dollar amount realized upon the acceleration of vesting of an equity award represents the aggregate market price of the shares of our common stock underlying the equity award on the acceleration date (assumed to be the price per share set forth on the cover page of this prospectus) multiplied by the shares vesting on the acceleration date.

Stephen F. Ghiglieri

Mr. Ghiglieri’s employment with us is at-will. Either of us may terminate the executive employment agreement between us at any time. Upon a change in control of us, Mr. Ghiglieri will receive acceleration of vesting of each of Mr. Ghiglieri’s restricted stock grants and outstanding options to purchase our common stock by a number of months equal to the number of months of vesting remaining for such option as of the change in control, minus 18 months; provided, that if such stock options or restricted stock grants have fewer than 18 months of vesting remaining, then such options or restricted stock grants will not be accelerated upon a change in control. Mr. Ghiglieri may be eligible to receive certain severance payments and additional acceleration of vesting of stock options and restricted stock grants held by Mr. Ghiglieri if Mr. Ghiglieri terminates his employment for good reason or we terminate Mr. Ghiglieri without cause within the 18-month period following a change in control.

Termination by us or termination by Mr. Ghiglieri prior to a change in control.    If Mr. Ghiglieri is terminated for any reason, or if Mr. Ghiglieri terminates his employment for any reason, in each case prior to a change in control of us, Mr. Ghiglieri will not receive any severance.

Termination by us (other than for cause) or termination by Mr. Ghiglieri for good reason following a change in control.    If Mr. Ghiglieri is terminated for any reason other than cause, or if Mr. Ghiglieri terminates his employment for good reason, in each case within the 18-month period following a change in control of us, in addition to the severance benefits set forth above that Mr. Ghiglieri is entitled to receive upon a termination prior to a change in control, Mr. Ghiglieri will be entitled to receive nine months of severance pay (less applicable withholding taxes) payable over nine months at a rate equal to his base salary and a lump-sum payment equal to 100% of Mr. Ghiglieri’s target annual bonus as of the date of such termination. In addition, all restrictions, limitations and conditions applicable to outstanding stock options and restricted stock grants will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Mr. Ghiglieri’s employment by us without cause or by Mr. Ghiglieri for good reason during the 18-month period following the change in control. Following such terminations, Mr. Ghiglieri will also receive coverage under our benefit plans for a period equal to the shorter of 12 months or such time as Mr. Ghiglieri secures employment with benefits generally similar to those provided in our benefit plans.

Termination by us for cause or by Mr. Ghiglieri other than for good reason following a change in control.    Upon termination for any other reason, Mr. Ghiglieri is not entitled to any payment or benefit other than severance and any other benefits only as are then established under our written severance and benefits plans.

Termination for death or disability.    If we terminate Mr. Ghiglieri’s employment as a result of Mr. Ghiglieri’s disability or if Mr. Ghiglieri’s employment terminates upon Mr. Ghiglieri’s death, Mr. Ghiglieri is not entitled to any payment or benefit other than severance amounts paid prior to the date of such termination and severance and any other benefits only as are then established under our written severance and benefits plans.

Assuming Mr. Ghiglieri’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus		Value of Accelerated Equity Awards(2)
Prior to a change in control	—	—		—
Upon a change in control	—	$2,670,056	(1)	$20,901
Without cause or for good reason following a change in control	$189,000	$5,000		$520,916
Death	—	—		—
Disability	—	—		—
Other	—	—		—

(1)	Represents payments to be received pursuant to the 2006 Acquisition Bonus Plan in connection with a change of control that would have resulted in net proceeds to our stockholders of at least $250.0 million.
(2)	The aggregate dollar amount realized upon the acceleration of vesting of an equity award represents the aggregate market price of the shares of our common stock underlying the equity award on the acceleration date (assumed to be the price per share set forth on the cover page of this prospectus) multiplied by the shares vesting on the acceleration date.

Keith R. Bley, Ph.D.

Dr. Bley’s employment with us is at-will. Either of us may terminate the executive employment agreement between us at any time. Upon a change in control of us, Dr. Bley will receive acceleration of vesting of each of Dr. Bley’s restricted stock grants and outstanding options to purchase our common stock by a number of months equal to the number of months of vesting remaining for such option as of the change in control, minus 18 months; provided, that if such stock options or restricted stock grants have fewer than 18 months of vesting remaining, then such options or restricted stock grants will not be accelerated upon a change in control. Dr. Bley may be eligible to receive certain severance payments and additional acceleration of vesting of stock options and restricted stock grants held by Dr. Bley if Dr. Bley terminates his employment for good reason or we terminate Dr. Bley without cause within the 18-month period following a change in control.

Termination by us or termination by Dr. Bley prior to a change in control.    If Dr. Bley is terminated for any reason, or if Dr. Bley terminates his employment for any reason, in each case prior to a change in control of us, Dr. Bley will receive no severance.

Termination by us (other than for cause) or termination by Dr. Bley for good reason following a change in control.    If Dr. Bley is terminated for any reason other than cause, or if Dr. Bley terminates his employment for good reason, in each case within the 18-month period following a change in control of us, in addition to the severance benefits set forth above that Dr. Bley is entitled to receive upon a termination prior to a change in control, Dr. Bley will be entitled to receive six months of severance pay (less applicable withholding taxes) payable over six months at a rate equal to his base salary and a lump-sum payment equal to 100% of Dr. Bley’s target annual bonus as of the date of such termination. In addition, all restrictions, limitations and conditions applicable to outstanding stock options and restricted stock grants will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Dr. Bley’s employment by us without cause or by Dr. Bley for good reason during the 18-month period following the change in control. Following such terminations, Dr. Bley will also receive coverage under our benefit plans for a period equal to the shorter of 12 months or such time as Dr. Bley secures employment with benefits generally similar to those provided in our benefit plans.

Termination by us for cause or by Dr. Bley other than for good reason following a change in control.    Upon termination for any other reason, Dr. Bley is not entitled to any payment or benefit other than severance and any other benefits only as are then established under our written severance and benefits plans.

Termination for death or disability.    If we terminate Dr. Bley’s employment as a result of Dr. Bley’s disability or if Dr. Bley’s employment terminates upon Dr. Bley’s death, Dr. Bley is not entitled to any payment or benefit other than severance amounts paid prior to the date of such termination and severance and any other benefits only as are then established under our written severance and benefits plans.

Assuming Dr. Bley’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus		Value of Accelerated Equity Awards(2)
Prior to a change in control	—	—		—
Upon a change in control	—	$2,323,219	(1)	$13,912
Without cause or for good reason following a change in control	$129,000	$5,000		$283,459
Death	—	—		—
Disability	—	—		—
Other	—	—		—

(1)	Represents payments to be received pursuant to the 2006 Acquisition Bonus Plan in connection with a change of control that would have resulted in net proceeds to our stockholders of at least $250.0 million.
(2)	The aggregate dollar amount realized upon the acceleration of vesting of an equity award represents the aggregate market price of the shares of our common stock underlying the equity award on the acceleration date (assumed to be the price per share set forth on the cover page of this prospectus) multiplied by the shares vesting on the acceleration date.

Karen J. Harder

Ms. Harder’s employment with us is at-will. Either of us may terminate the executive employment agreement between us at any time. Upon a change in control of us, Ms. Harder will receive acceleration of vesting of each of Ms. Harder’s restricted stock grants and outstanding options to purchase our common stock by a number of months equal to the number of months of vesting remaining for such option as of the change in control, minus 18 months; provided, that if such stock options or restricted stock grants have fewer than 18 months of vesting remaining, then such options or restricted stock grants will not be accelerated upon a change in control. Ms. Harder may be eligible to receive certain severance payments and additional acceleration of vesting of stock options and restricted stock grants held by Ms. Harder if Ms. Harder terminates her employment for good reason or we terminate Ms. Harder without cause within the 18-month period following a change in control.

Termination by us or termination by Ms. Harder prior to a change in control.    If Ms. Harder is terminated for any reason, or if Ms. Harder terminates her employment for any reason, in each case prior to a change in control of us, Ms. Harder will receive no severance.

Termination by us (other than for cause) or termination by Ms. Harder for good reason following a change in control.    If Ms. Harder is terminated for any reason other than cause, or if Ms. Harder terminates her employment for good reason, in each case within the 18-month period following a change in control of us, in addition to the severance benefits set forth above that Ms. Harder is entitled to receive upon a termination prior to a change in control, Ms. Harder will be entitled to receive six months of severance pay (less applicable withholding taxes) payable over six months at a rate equal to her base salary and a lump-sum payment equal to 100% of Ms. Harder’s target annual bonus as of the date of such termination. In addition, all restrictions, limitations and conditions applicable to outstanding stock options and restricted stock grants will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Ms. Harder’s employment by us without cause or by Ms. Harder for good reason during the 18-month period following the change in control. Following such terminations, Ms. Harder will also receive coverage under our benefit plans for a period equal to the shorter of 12 months or such time as Ms. Harder secures employment with benefits generally similar to those provided in our benefit plans.

Termination by us for cause or by Ms. Harder other than for good reason following a change in control.    Upon termination for any other reason, Ms. Harder is not entitled to any payment or benefit other than severance and any other benefits only as are then established under our written severance and benefits plans.

Termination for death or disability.    If we terminate Ms. Harder’s employment as a result of Ms. Harder’s disability or if Ms. Harder’s employment terminates upon Ms. Harder’s death, Ms. Harder is not entitled to any payment or benefit other than severance amounts paid prior to the date of such termination and severance and any other benefits only as are then established under our written severance and benefits plans.

Assuming Ms. Harder’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus		Value of Accelerated Equity Awards(2)
Prior to a change in control	—	—		—
Upon a change in control	—	$1,815,629	(1)	$19,029
Without cause or for good reason following a change in control	$110,400	$5,000		$341,814
Death	—	—		—
Disability	—	—		—
Other	—	—		—

(1)	Represents payments to be received pursuant to the 2006 Acquisition Bonus Plan in connection with a change of control that would have resulted in net proceeds to our stockholders of at least $250.0 million.
(2)	The aggregate dollar amount realized upon the acceleration of vesting of an equity award represents the aggregate market price of the shares of our common stock underlying the equity award on the acceleration date (assumed to be the price per share set forth on the cover page of this prospectus) multiplied by the shares vesting on the acceleration date.

Jeffrey Tobias, M.D.

Dr. Tobias’ employment with us is at-will. Either of us may terminate the executive employment agreement between us at any time. Upon a change in control of us, Dr. Tobias will receive acceleration of vesting of each of Dr. Tobias’ restricted stock grants and outstanding options to purchase our common stock by a number of months equal to the number of months of vesting remaining for such option as of the change in control, minus 18 months; provided, that if such stock options or restricted stock grants have fewer than 18 months of vesting remaining, then such options or restricted stock grants will not be accelerated upon a change in control. Dr. Tobias may be eligible to receive certain severance payments and additional acceleration of vesting of stock options and restricted stock grants held by Dr. Tobias if Dr. Tobias terminates his employment for good reason or we terminate Dr. Tobias without cause within the 18-month period following a change in control.

Termination by us or termination by Dr. Tobias prior to a change in control.    If Dr. Tobias is terminated for any reason, or if Dr. Tobias terminates his employment for any reason, in each case prior to a change in control of us, Dr. Tobias will receive no severance.

Termination by us (other than for cause) or termination by Dr. Tobias for good reason following a change in control.    If Dr. Tobias is terminated for any reason other than cause, or if Dr. Tobias terminates his employment for good reason, in each case within the 18-month period following a change in control of us, in addition to the severance benefits set forth above that Dr. Tobias is entitled to receive upon a termination prior to a change in control, Dr. Tobias will be entitled to receive nine months of severance pay (less applicable withholding taxes) payable over nine months at a rate equal to his base salary and a lump-sum payment equal to 100% of Dr. Tobias’ target annual bonus as of the date of such termination. In addition, all restrictions, limitations and conditions applicable to outstanding stock options and restricted stock grants will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Dr. Tobias’ employment by us without cause or by Dr. Tobias for good reason during the 18-month period following the change in control. Following such terminations, Dr. Tobias will also receive coverage under our benefit plans for a period equal to the shorter of 12 months or such time as Dr. Tobias secures employment with benefits generally similar to those provided in our benefit plans.

Termination by us for cause or by Dr. Tobias other than for good reason following a change in control.    Upon termination for any other reason, Dr. Tobias is not entitled to any payment or benefit other than severance and any other benefits only as are then established under our written severance and benefits plans.

Termination for death or disability.    If we terminate Dr. Tobias’ employment as a result of Dr. Tobias’ disability or if Dr. Tobias’ employment terminates upon Dr. Tobias’ death, Dr. Tobias is not entitled to any payment or benefit other than severance amounts paid prior to the date of such termination and severance and any other benefits only as are then established under our written severance and benefits plans.

Assuming Dr. Tobias’ employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus		Value of Accelerated Equity Awards(2)
Prior to a change in control	—	—		—
Upon a change in control	—	$2,306,264	(1)	$181,803
Without cause or for good reason following a change in control	$213,750	$20,000		$726,297
Death	—	—		—
Disability	—	—		—
Other	—	—		—

(1)	Represents payments to be received pursuant to the 2006 Acquisition Bonus Plan in connection with a change of control that would have resulted in net proceeds to our stockholders of at least $250.0 million.
(2)	The aggregate dollar amount realized upon the acceleration of vesting of an equity award represents the aggregate market price of the shares of our common stock underlying the equity award on the acceleration date (assumed to be the price per share set forth on the cover page of this prospectus) multiplied by the shares vesting on the acceleration date.

Employee Benefit Plans

2000 Stock Incentive Plan

Our 2000 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders effective June 5, 2000 and was last amended March 16, 2006. Our 2000 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options, stock grants and stock purchase rights to our employees, directors and consultants. As of December 31, 2006, options to purchase 681,228 shares of common stock were outstanding and 165,429 shares were available for future grant under this plan.

We will not grant any additional awards under our 2000 Stock Incentive Plan following this offering. Instead, we will grant options under our 2007 Stock Plan. However, our 2000 Stock Incentive Plan will continue to govern the terms and conditions of all outstanding options and stock purchase rights previously granted under the 2000 Stock Incentive Plan following this offering.

Our 2000 Stock Incentive Plan provides that in the event of our merger or consolidation, outstanding options or other rights to acquire our common stock will be subject to the agreement of merger or reorganization. Without an optionee’s consent, such agreement may provide for (i) the continuation of outstanding options, if the company is the surviving corporation, (ii) the assumption of the plan and outstanding options by the surviving corporation or its parent, (iii) substitution of options by the surviving corporation or its parent with substantially the same terms for each outstanding option, or (iv) the cancellation of outstanding options to the extent not exercised prior to the merger or consolidation. Notwithstanding, upon our change of control, as defined in the plan document, all outstanding options and any shares acquired pursuant to a grant or sale under the plan will vest and any company repurchase or reacquisition right lapse as to 25% of the shares, provided that if any optionee or offeree has an employment or other agreement with us addressing the acceleration of vesting of any awards upon or in connection with a change of control, no vesting will occur as a result of the plan document’s provisions and the provisions of such agreement will govern, even if such agreement provides for more or less acceleration of vesting than provided in the plan document.

2007 Stock Plan

Our board of directors adopted our 2007 Stock Plan in January 2007, effective upon consummation of this offering. Our 2007 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 1,333,333 shares of our common stock for issuance under the 2007 Stock Plan, plus (a) any shares which have been reserved but not issued under our 2000 Stock Incentive Plan as of the effective date of this offering and (b) any shares returned to our 2000 Stock Incentive Plan on or after the effective date of this offering as a result of termination of options or the repurchase of shares issued under the 2000 Stock Incentive Plan. As of January 31, 2007 the maximum number of shares that may be added to the 2007 Stock Plan from the 2000 Stock Incentive Plan is 866,666 shares. In addition, our 2007 Stock Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	1,333,333 shares; or

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2007 Stock Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price or outstanding awards may be transferred to a third-party.

The exercise price of options granted under our 2007 Stock Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Stock Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2007 Stock Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Stock Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance units and performance shares may be granted under our 2007 Stock Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Our 2007 Stock Plan also provides for the automatic grant of non-statutory options to our non-employee directors. Each non-employee director appointed to the board of directors after the completion of this offering will receive an initial option to purchase 13,333 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. This option will vest ratably each year, so that the option will be fully vested and exercisable on the fourth anniversary of its grant date, subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2007, non-employee directors who have been directors for at least twelve months will receive a subsequent option to purchase 3,333 shares immediately following each annual meeting of our stockholders. This option will vest in full on the first anniversary of its grant date, subject to the director’s continued service on such date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

Unless the administrator provides otherwise, our 2007 Stock Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2007 Stock Plan provides that in the event of our change in control, as defined in the 2007 Stock Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Our 2007 Stock Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Stock Plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish our 2007 Employee Stock Purchase Plan. Our board of directors adopted the 2007 Employee Stock Purchase Plan in January 2007, effective upon the consummation of this offering.

A total of 333,333 shares of our common stock will be made available for sale under our 2007 Employee Stock Purchase Plan. In addition, our 2007 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	533,333 shares; or

•	such other amount as may be determined by our board of directors.

Our board of directors or a committee of our board administers the 2007 Employee Stock Purchase Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2007 Employee Stock Purchase Plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, overlapping twelve-month offering periods. Each offering period includes two 6-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after the earlier of May 15, 2008 or 27 months from the beginning of the offering period.

Our 2007 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,333 shares of common stock during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period (the first purchase period will end on the first trading day on or after November 1, 2007). The purchase price is 85% of the lower of the fair market value of our common stock at the beginning of the offering period or the date the purchase period ends. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following the purchase of shares on the purchase date and automatically will be re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date, without interest. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2007 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2007 Employee Stock Purchase Plan, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2007 Employee Stock Purchase Plan will automatically terminate in 2027, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2007 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2007 Employee Stock Purchase Plan.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 60% or the statutory limit, $15,000 in 2006, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. As of December 31, 2006 36 employees were eligible for participation in our 401(k) plan. We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the director and executive compensation arrangement discussed above under “Management,” the following is a description of transactions since January 1, 2004, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Indications of Interest in Purchasing Shares in this Offering by Our Existing Stockholders

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately 300,000 shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering.

Severance Agreement

We entered into a severance agreement and release on February 12, 2004, with Wendye Robbins, M.D., one of our founders and a former director. The severance agreement required us to make a lump sum payment of $133,900, equivalent to six months of Dr. Robbins’ salary. For a period of one year following the severance agreement and release, Dr. Robbins provided two days of consulting services to us per month for which we paid Dr. Robbins an aggregate of $133,900. In addition, we paid Dr. Robbins a bonus payment of $40,000. Further, pursuant to the terms of the severance agreement and release, Dr. Robbins also repaid a loan made to her by us in the principal amount of $39,600.

Indebtedness of Management

In connection with his employment with us, on April 25, 2003, we loaned Anthony DiTonno $100,000 with an interest rate of 6.1% per annum, compounded semiannually. The loan was evidenced by a promissory note and secured by a pledge on shares of our common stock. As of December 31, 2006, total principal and accrued interest outstanding on the note was approximately $128,600. In January 2007, our board of directors agreed to forgive all outstanding indebtedness represented by the principal and accrued interested on such loan effective as of January 1, 2007.

Shares and Warrants Issued to Insiders

In February and March 2004, we sold an aggregate of 48,017,402 shares of our Series C preferred stock convertible into an aggregate of 3,201,150 shares of common stock at a price per common equivalent share of $11.25. We sold the shares pursuant to a preferred stock purchase agreement and an amended and restated investors’ rights agreement under which we made standard representations, warranties and covenants, and provided the purchasers with registration rights and information rights. The registration rights are the only rights that survive beyond this offering. See “Description of Capital Stock.”

In November 2005, December 2005, February 2006, May 2006 and August 2006, we sold an aggregate of 26,888,900 shares of our Series C2 preferred stock convertible into an aggregate of 1,792,590 shares of common stock at a price per common equivalent share of $11.25. We sold the shares pursuant to a preferred stock purchase agreement and an amended and restated investors’ rights agreement under which we made standard representations, warranties and covenants, and provided the purchasers with registration rights and information rights. The registration rights are the only rights that survive beyond this offering. In addition, we issued warrants exercisable for an aggregate of 13,444,450 shares of our Series C2 preferred stock in connection with the preferred stock purchase agreement. All of these warrants were exercised in full in January and February of 2007, and the shares of Series C2 preferred stock acquired upon exercise are convertible into an aggregate of 896,282 shares of common stock. See “Description of Capital Stock.”

The purchasers of the Series C and Series C2 preferred stock included, among others, the following principal stockholders, directors and affiliates (not including beneficial ownership described in more detail under “Principal Stockholders”):

Name of Purchaser	Series C Preferred	Series C2 Preferred	Series C2 Preferred Issued Upon Exercise of Warrants
5% Stockholders
Entities affiliated with ARCH Venture Partners	12,339,915	6,283,376	3,141,688
Entities affiliated with Alta Partners	8,642,667	4,732,792	2,366,396
Entities affiliated with Global Life Sciences Ventures	6,666,666	1,666,240	833,120
Entities affiliated with Montreux Equity	6,466,666	2,598,668	1,299,334
Entities affiliated with Walden International	5,950,000	1,600,000	800,000

Directors
Jean-Jacques Bienaimé	37,334	13,336	6,668

Policies and Procedures for Related Party Transactions

We adopted corporate governance guidelines in January 2007. Pursuant to these guidelines, all of our directors must inform our audit committee of all types of transactions between the directors (directly or indirectly) and us, prior to their conclusion, even if such transactions are in the ordinary course of business. Furthermore, our corporate governance guidelines direct the audit committee to review and approve all related party transactions for which such approval is required by applicable law or the rules of the NASDAQ Stock Market LLC.

Since we adopted our corporate governance guidelines in January 2007, none of the transactions described above required review, approval or ratification pursuant to such guidelines.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2006 and as adjusted to reflect the sale of the shares of our common stock in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2006 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 8,487,898 shares of our common stock outstanding on December 31, 2006, assuming conversion of all shares of convertible preferred stock, and 12,487,898 shares of common stock to be outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o NeurogesX, Inc., 981 Industrial Road, Suite F, San Carlos, California 94070.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately 300,000 shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering. The following table does not reflect potential purchases by any of our existing stockholders.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
		Before Offering	After Offering
Name and Address of Beneficial Owner
5% Stockholders
Entities affiliated with ARCH Venture Partners(1) 8725 West Higgins Road, Suite 290 Chicago, IL 60631	2,094,885	24.7%	16.8%
Entities affiliated with Alta Partners(2) One Embarcadero Center, #3700 San Francisco, CA 94111	1,577,916	18.6%	12.6%
Entities affiliated with Global Life Sciences Ventures(3) Von-der-Tann Str. 3 D-Munich, Germany	555,527	6.5%	4.4%
Entities affiliated with Montreux Equity Partners(4) 2500 Sand Hill Road, #215 Menlo Park, CA 94025	866,577	10.2%	6.9%
Entities affiliated with Walden International(5) 750 Battery Street, 7th Floor San Francisco, CA 94111	1,214,441	14.3%	9.7%

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Name and Address of Beneficial Owner		Before Offering	After Offering
Executive Officers and Directors
Anthony DiTonno(6)	115,510	1.4%	*
Keith Bley(7)	68,184	*	*
Jean-Jacques Bienaimé(8)	13,724	*	*
Stephen Ghiglieri(9)	48,235	*	*
Karen Harder(10)	38,928	*	*
Neil Kurtz(11)	3,332	*	*
Alix Marduel(2)	1,577,916	18.6%	12.6%
Michael Markels(12)	11,138	*	*
Robert T. Nelsen(1)	2,094,885	24.7%	16.8%
Jeffrey Tobias(13)	22,583	*	*
Daniel K. Turner III(4)	866,577	10.2%	6.9%
All directors and executive officers as a group (11 persons)(14)	4,861,012	56.3%	38.3%

(1)	Represents: (a) 1,667,809 shares of common stock held by ARCH Venture Fund V, L.P., (b) 417,194 shares of common stock held by Healthcare Focus Fund, L.P., and (c) 9,882 shares of common stock held by ARCH V Entrepreneurs Fund, L.P. The people who have investment control of the ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P., and the Healthcare Focus Fund, L.P. shares are Robert T. Nelsen, Steven Lazarus, Clinton Bybee and Keith Crandell, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(2)	Represents: (a) 12,539 shares common stock held by Alta Embarcadero BioPharma Partners III, LLC, (b) 34,171 shares of common stock held by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, (c) 508,816 shares of common stock held by Alta BioPharma Partners III, L.P., (d) 851,011 shares of common stock held by Alta California Partners II, L.P., (e) 160,628 shares of common stock held by Alta California Partners II, L.P.—New Pool, and (f) 10,751 shares of common stock held by Alta Embarcadero Partners II, LLC. Alta Partners III, Inc. provides investment advisory services to Alta BioPharma Partners III Gmbh & Co. Beteiligungs KG, Alta BioPharma Partners III, L.P. and Alta Embarcadero BioPharma Partners III, LLC, which we refer to collectively as the Alta BioPharma Funds. The directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG) and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole dispositive and voting power over the shares owned by the Alta Funds. Certain principals of Alta Partners III, Inc., Jean Deleage, Alix Marduel, Farah Campisi, Edward Penhoet and Ed Hurwitz, are directors of Alta BioPharma Management III, LLC and managers of Alta Embarcadero BioPharma Partners III, LLC. These individuals may be deemed to share dispositive and voting power over the shares held by the Alta BioPharma Funds. Alta Partners Management Corp. provides investment advisory services to Alta California Partners II, L.P., Alta California Partners II, L.P.—New Pool, and Alta Embarcadero Partners, II, LLC which we refer to collectively as the Alta California Funds. The managing directors of Alta California Management II, LLC (which is the general partner of Alta California Partners II, L.P.) and Alta California Management II, LLC—New Pool (which is the general partner of Alta California Partners II, L.P.—New Pool) exercise sole dispositive and voting power over the Alta California Funds. Jean Deleage, Garrett Fruener, Guy Nohra, Daniel Janney and Alix Marduel are managing directors of Alta California Management II, LLC and Alta California Management II, LLC—New Pool and share voting and investment control with regard to shares held by Alta California Partners II, L.P. and Alta California Partners II, L.P.—New Pool. Jean Deleage, Garrett Gruener and Guy Nohra are members of Alta Embarcadero Partners II, LLC and share voting and investment control with regard to shares held by Alta Embarcadero Partners II, LLC. Each of the above listed individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(3)

Represents: (a) 312,484 shares of common stock held by The Global Life Sciences Ventures Funds II GmbH & Co. KG, and (b) 243,043 shares of common stock held by The Global Life Science Ventures Funds II Limited Partnership. The people who have investment control of The Global Life Science Ventures Fund II Limited Partnership are the members of the managing board of The Global Life Science Ventures Special Partner Limited Partnership: Hanns-Peter Wiese, Hans A. Küpper, a representative of Global Life Science Ventures (GP) Limited (which is the General Partner of The Global Life Science Ventures Fund II Limited Partnership) and a representative of GLSV Special Partner Limited. Constance A. E. Helyar, Joanne Baxter and Martijn Hes are the directors of Global Life Science Ventures (GP) Limited, any one of which may be appointed by the board of directors of Global Life Science Ventures (GP) Limited at any given time to act as its representative on the managing board of The Global Life Science Ventures Special Partner Limited

Partnership. Constance A. E. Helyar and Joanne Baxter are the directors of GLSV Special Partner Limited, any one of which may be appointed by the board of directors of GLSV Special Partner Limited at any given time to act as its representative on the managing board of The Global Life Science Ventures Special Partner Limited Partnership. The people who have investment control of The Global Life Science Ventures Funds II GmbH & Co KG are the members of the managing board of The Global Life Science Ventures Special Partner GmbH & Co KG: Hanns-Peter Wiese, Hans A. Küpper and a representative of Global Life Science Ventures (GP) Limited. Any of the directors of Global Life Science Ventures (GP) Limited named above may be appointed by the board of directors of Global Life Science Ventures (GP) Limited at any given time to act as its representative on the managing board of The Global Life Science Ventures Special Partner GmbH & Co KG. Each of Hanns-Peter Wiese, Hanns A. Küpper, Martijn Hes, Joanne Baxter and Constance A.E. Helyar disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(4)	Represents: (a) 439,666 shares of common stock held by Montreux Equity Partners II, SBIC, L.P., and (b) 426,911 shares of common stock held by Montreux Equity Partners III SBIC, L.P. The people who have investment control of Montreux Equity Partners II SBIC, L.P. and Montreux Equity Partners III SBIC, L.P. are Daniel K. Turner III, Howard D. Palefsky, Manish Chapekar and John Savarese, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(5)	Represents: (a) 23,400 shares of common stock held by Asian Venture Capital Investment Corporation, (b) 31,200 shares of common stock held by International Venture Capital Investment III Corporation, (c) 23,400 shares of common stock held by International Venture Capital Investment Corporation, (d) 24,023 shares of common stock held by Pacven Walden Ventures Parallel V-B, C.V., (e) 2,184 shares of common stock held by Pacven Walden Ventures V Associates Fund, L.P., (f) 1,026,479 shares of common stock held by Pacven Walden Ventures V, L.P., (g) 24,023 shares of common stock held by Pacven Walden Ventures Parallel V-A, C.V., (h) 15,288 shares of common stock held by Pacven Walden Ventures V-QP Associates Fund, L.P., and (i) 44,444 shares of common stock held by Seed Ventures III Pte Ltd. The people who have investment control of Asian Venture Capital Investment Corporation, International Venture Capital Investment III Corporation, International Venture Capital Investment Corporation, Pacven Walden Ventures Parallel V-A, C.V., Pacven Walden Ventures Parallel V-B, C.V., Pacven Walden Ventures V Associates Fund, L.P., Pacven Walden Ventures V, L.P., Pacven Walden Ventures V-QP Associates Fund, L.P., and Seed Ventures III Pte Ltd. are Lip-Bu Tan, Nancy Lee, Andrew Kau and Tzu-Hwa Hsu, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(6)	Represents (a) 83,333 shares held by Mr. DiTonno, of which 1,736 shares are subject to our right of repurchase upon termination of Mr. DiTonno as a service provider and (b) the right to acquire 32,177 shares exercisable within 60 days of December 31, 2006.
(7)	Represents (a) 56,785 shares held by Dr. Bley, and (b) the right to acquire 11,399 shares exercisable within 60 days of December 31, 2006.
(8)	Represents (a) 13,377 shares held by Mr. Bienaimé, of which 3,957 shares are subject to our right of repurchase upon termination of Mr. Bienaimé as a service provider, and (b) the right to acquire 347 shares exercisable within 60 days of December 31, 2006.
(9)	Represents (a) 6,666 shares held by Mr. Ghiglieri, of which 1,666 shares are subject to our right of repurchase upon termination of Mr. Ghiglieri as a service provider and (b) the right to acquire 41,569 shares exercisable within 60 days of December 31, 2006.
(10)	Represents (a) 21,176 shares held by Ms. Harder, and (b) the right to acquire 17,752 shares exercisable within 60 days of December 31, 2006.
(11)	Represents the right to acquire 3,332 shares exercisable within 60 days of December 31, 2006.
(12)	Represents the right to acquire 11,138 shares exercisable within 60 days of December 31, 2006.
(13)	Represents the right to acquire 22,583 shares exercisable within 60 days of December 31, 2006.
(14)	See notes 1, 2 and 4 and notes 6 through 13.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

Assuming the conversion of all of our preferred stock into 7,825,731 shares of common stock, as of December 31, 2006, we had 8,487,898 shares of common stock outstanding that were held of record by approximately 88 stockholders.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Warrants

As of December 31, 2006, we had the following warrants outstanding to purchase a total of 14,338,050 shares of our capital stock:

•

A warrant to purchase in the aggregate 33,600 shares of our Series A preferred stock, which will be converted to a warrant to purchase in the aggregate 2,240 shares of our common stock at an exercise price of $9.375 per share, terminating 2014.

•

A warrant to purchase in the aggregate 20,000 shares of our Series B preferred stock, which will be converted to a warrant to purchase in the aggregate 1,333 shares of our common stock at an exercise price of $11.25 per share, terminating 2014.

•

A warrant to purchase in the aggregate 345,000 shares of our Series C2 preferred stock, which will be converted to a warrant to purchase in the aggregate 23,000 shares of our common stock at an exercise price of $11.25 per share, terminating July 7, 2013.

•

A warrant to purchase in the aggregate 345,000 shares of our Series C2 preferred stock, which will be converted to a warrant to purchase in the aggregate 23,000 shares of our common stock at an exercise price of $11.25 per share, terminating July 7, 2013.

•

A warrant to purchase in the aggregate 150,000 shares of our Series C2 preferred stock, which will be converted to a warrant to purchase in the aggregate 10,000 shares of our common stock at an exercise price of $11.25 per share, terminating July 7, 2013.

•

Warrants to purchase in the aggregate 13,444,450 shares of our Series C2 preferred stock, which will be converted to a warrant to purchase in the aggregate 896,282 shares of our common stock at an exercise price of $11.25 per share, terminating September 30, 2008.

All warrants contain provisions allowing for cashless exercise.

Registration Rights

As of December 31, 2006, the holders of 7,825,731 shares of common stock issuable upon conversion of preferred stock, and 955,855 shares of common stock issuable upon the exercise of warrants and conversion of preferred stock underlying such warrants or their permitted transferees are entitled to rights with respect to registration of these shares under the Securities Act of 1933, as amended, following this offering . These rights are provided under the terms of our amended and restated investor rights agreement. Under these registration rights, holders of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. Such registration requires the election of the holders of registrable securities holding at least 25% of such registrable securities. We are obligated to register these shares only if the requesting holders request the registration of at least the number of shares having an aggregate offering price (prior to deduction for underwriter’s discounts and commissions related to the issuance) of at least $10,000,000. In addition, holders of registrable securities holding at least 20% of such registrable securities may require that we register their shares for public resale on Form S-3 or similar short-form registration, if we are eligible to use Form S-3 or similar short-form registration, and the value of the securities to be registered is at least $1,000,000. If we elect to register any of our shares of common stock for any public offering, the holders of registrable securities are entitled to include shares of common stock in the registration. However, we may reduce the number of shares proposed to be registered in view of market conditions, provided that we may not reduce the number of registrable securities included in any such registration below thirty percent (30%) of the shares included in the registration (except for a registration relating to the Company’s initial public offering, from which all Registrable Securities may be excluded). We will pay all expenses in connection with any registration described herein, other than underwriting discounts and commissions. These rights will terminate five years after the closing of this offering and prior to then, a holder of less than 1% of our then-outstanding capital stock shall cease to have registration rights once that holder may sell all of its registrable securities under Rule 144 during any three-month period.

Anti-Takeover Effects of Some Provisions of Delaware Law

Provisions of Delaware law and our amended and restated certificate of incorporation and amended bylaws to be in effect upon the closing of this offering could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides that directors may be removed with cause by the affirmative vote of the holders of the outstanding shares of common stock.

Our amended bylaws to be in effect upon the closing of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The amended bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended bylaws provide that only our board of directors, the chairman of the board or the chief executive officer may call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Our amended and restated certificate of incorporation to be in effect upon the closing of this offering does not allow stockholders to act by written consent without a meeting. Without the availability of stockholder’s actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. Its address is 161 North Concord Exchange South St. Paul, MN 55075-1139.

Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the trading symbol NGSX.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding 12,487,898 shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

Lock-up Agreements

In connection with this offering, we and each of our directors and officers and certain of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions are in effect until 180 days after the date of this prospectus, subject to extension for up to an additional 34 days. These restrictions, and certain exceptions, are described in more detail under “Underwriters.”

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 124,878 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchases or purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and which complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to our preferred stockholders, warrant holders and some of our common stockholders. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate. However:

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust, depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the United States, the dividend will be exempt from the U.S. federal withholding tax. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, subject to an applicable income tax treaty providing otherwise, and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from the sale or other disposition of our common stock.

Dividends paid to you may also be subject to information reporting and U.S. backup withholding. You generally will be exempt from such backup withholding tax if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•

if a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Pacific Growth Equities, LLC, Lazard Capital Markets LLC and Susquehanna Financial Group, LLLP are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	2,000,000
Pacific Growth Equities, LLC	900,000
Lazard Capital Markets LLC	700,000
Susquehanna Financial Group, LLLP	400,000

Total	4,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $0.462 a share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $50,600,000, the total underwriters’ discounts and commissions would be $3,542,000 and the total proceeds to us would be $47,058,000.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	No Exercise	Full Exercise
Per share	$0.77	$0.77
Total	$3,080,000	$3,542,000

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $2.3 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “NGSX.”

We, all of our directors and officers and holders of substantially all of our outstanding stock and securities exercisable for or convertible into shares of common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Moreover, the 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.

The restrictions described in the immediately preceding two paragraphs do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering of shares;

•

the transfer of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift, will or intestacy to a member of his or her immediate family or to a trust formed for the benefit of any such person, or by a trust to any beneficiary of such trust or to the estate of any such beneficiary, or by any beneficiary who is an individual by gift, will or intestacy to a member of his or her immediate family; or

•

the transfer or distribution of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by a partnership, limited liability company, trust, corporation or similar entity to its partners, members or stockholders, or to a retired partner, member or stockholder of such entity who retires after the date of this prospectus, or to the estate of any such retired partner, member or stockholder, or to the transfer by any partner, member or stockholder who is an individual of any common stock by gift, will or intestate succession to a member of his or her immediate family.

With respect to the last two bullets, it shall be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement and no such transfer or distribution may include a disposition for value.

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

From time to time, Lazard Frères & Co. LLC has provided, and continues to provide, investment banking services to us.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the shares our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and for the period from May 28, 1998 (inception) to December 31, 2006, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NeurogesX, Inc.

We have audited the accompanying consolidated balance sheets of NeurogesX, Inc. (a development stage company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006 and for the period from May 28, 1998 (inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NeurogesX, Inc. (a development stage company) at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 and for the period from May 28, 1998 (inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, NeurogesX, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” during the year ended December 31, 2006.

The accompanying financial statements have been prepared assuming that NeurogesX, Inc. will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, NeurogesX, Inc. has incurred recurring net losses, negative cash flows from operations and has a net capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The 2006 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/    ERNST & YOUNG LLP

Palo Alto, California

March 14, 2007

except for the eighth paragraph of Note 1,

as to which the date is April 13, 2007

NEUROGESX, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		Pro Forma December 31, 2006
	2005	2006
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,031	$11,908	$11,908
Short term investments	2,019	1,994	1,994
Prepaid expenses and other current assets	402	659	659

Total current assets	12,452	14,561	14,561
Property and equipment, net	260	159	159
Other assets	10	98	98

Total assets	$12,722	$14,818	$14,818

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,680	$1,675	$1,675
Accrued compensation	197	199	199
Accrued research and development	709	1,133	1,133
Other accrued expenses	290	990	990
Preferred stock warrant liability	736	7,549	—
Notes payable—current portion	—	2,437	2,437

Total current liabilities	3,612	13,983	6,434
Notes payable—non-current portion	—	6,737	6,737

Commitments and contingencies

Redeemable convertible preferred stock, $0.001 par value; 292,467,200 shares authorized at December 31, 2005 and 2006; 97,920,298, and 117,386,300 shares issued and outstanding at December 31, 2005 and 2006, respectively; aggregate liquidation value of $71,940 and $86,540 at December 31, 2005 and 2006, respectively	93,690	116,164	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 21,966,666 shares authorized at December 31, 2005 and 2006; 319,065 and 386,309 shares issued and outstanding at December 31, 2005, and 2006, respectively; 8,212,040 shares issued and outstanding pro forma	—	1	8
Additional paid-in capital	1,589	5,505	129,211
Deferred stock-based compensation	(79)	(45)	(45)
Accumulated other comprehensive income (loss)	(1)	—	—
Deficit accumulated during the development stage	(86,089)	(127,527)	(127,527)

Total stockholders’ equity (deficit)	(84,580)	(122,066)	1,647

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$12,722	$14,818	$14,818

See accompanying notes.

NEUROGESX, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,			Period from May 28, 1998 (inception) to December 31, 2006
	2004	2005	2006
Operating expenses:
Research and development	$16,492	$11,847	$20,919	$70,065
General and administrative	5,113	1,715	6,110	21,418

Total operating expenses	21,605	13,562	27,029	91,483
Loss from operations	(21,605)	(13,562)	(27,029)	(91,483)
Interest income (expense), net	262	393	156	1,535
Other income (expense), net	—	58	(3,272)	(3,300)

Net loss before cumulative effect of change in accounting principle	(21,343)	(13,111)	(30,145)	(93,248)
Cumulative effect of change in accounting principle	—	(32)	—	(32)

Net loss	(21,343)	(13,143)	(30,145)	(93,280)
Accretion of redeemable convertible preferred stock	(6,782)	(8,269)	(11,293)	(34,247)

Loss attributable to common stockholders	$(28,125)	$(21,412)	$(41,438)	$(127,527)

Net loss per common share—basic and diluted:
Cumulative effect of change in accounting principle	$—	$(0.11)	$—

Loss per share attributable to common stockholders	$(97.76)	$(70.56)	$(116.20)

Shares used to compute basic and diluted loss per common share attributable to common stockholders	287,702	303,476	356,600

Pro forma basic and diluted loss per common share attributable to common stockholders (unaudited)			$(3.90)

Shares used to compute pro forma basic and diluted loss per common share attributable to common stockholders (unaudited)			7,722,415

See accompanying notes.

NEUROGESX, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

	Shares	Amount
Issuance of common stock to founders for cash at $0.015 per share in July 1998	199,994	$—	$3	$—	$—	$—	$3
Issuance of common stock for cash and services at $0.90 per share in June 2000	20,000	—	19	—	—	—	19
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(378)	(378)
Net loss from May 28, 1998 (inception) to December 31, 2000	—	—	—	—	—	(1,115)	(1,115)

Balances at December 31, 2000	219,994	—	22	—	—	(1,493)	(1,471)
Issuance of common stock for cash at $0.90 per share in April 2001	3,833	—	4	—	—	—	4
Issuance of warrants in connection with loan in June 2001	—	—	14	—	—	—	14
Compensation expense relating to stock options granted to consultants	—	—	1	—	—	—	1
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(793)	(793)
Net loss	—	—	—	—	—	(6,225)	(6,225)

Balances at December 31, 2001	223,827	—	41		—	(8,511)	(8,470)
Issuance of common stock to employees upon exercise of stock options at $0.90-$1.20 per share for cash	4,213	—	4	—	—	—	4
Issuance of common stock upon payment of note receivable at $0.90 per share	6,666	—	6	—	—	—	6
Issuance of warrants in connection with loan in May 2002	—	—	12	—	—	—	12
Deferred stock-based compensation relating to variable accounting of stock options and restricted common stock	—	—	4	(4)	—	—	—
Compensation expense relating to stock options granted to consultants and variable accounting of stock options and restricted common stock	—	—	75	—	—	—	75
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(3,234)	(3,234)
Net loss	—	—	—	—	—	(7,908)	(7,908)

Balances at December 31, 2002	234,706	—	142	(4)	—	(19,653)	(19,515)
Issuance of common stock upon exercise of stock options for cash at $0.90-$1.20 per share	3,679	—	4	—	—	—	4
Reclassification of unvested common stock at $1.20 per share	(379)	—	—	—	—	—	—
Issuance of common stock upon payment of note receivable	19,998	—	25	—	—	—	25
Deferred stock-based compensation relating to variable accounting of stock options and restricted common stock	—	—	29	(29)	—	—	—
Compensation expense relating to stock options granted to consultants and variable accounting of stock options and restricted common stock	—	—	188	—	—	—	188
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(3,498)	(3,498)
Net loss	—	—	—	—	—	(13,400)	(13,400)

Balances at December 31, 2003 (carried forward)	258,004	$—	$388	$(33)	$—	$(36,551)	$(36,196)

See accompanying notes.

NEUROGESX, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)—(CONTINUED)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 2003 (brought forward)	258,004	$—	$388	$(33)	$—	$(36,551)	$(36,196)
Issuance of common stock upon exercise of stock options for cash at $0.90-$6.00 per share	8,217	—	14	—	—	—	14
Issuance of common stock at $1.20 per share upon vesting of early exercised options	245	—	—	—	—	(1)	(1)
Issuance of common stock upon payment of notes receivable at $0.90-$1.20 per share	37,333	—	37	—	—	—	37
Shares repurchased upon recission of stock option exercise at $2.25 per share	(3,333)	—	(8)	—	—	—	(8)
Deferred stock-based compensation related to variable accounting of stock options and restricted common stock	—	—	100	(100)	—	—	—
Compensation expense relating to stock options granted to consultants and variable accounting of stock options and restricted common stock	—	—	1,401	—	—	—	1,401
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(6,782)	(6,782)
Comprehensive loss:
Unrealized gain/(loss) on investments	—	—	—	—	(19)	—	(19)
Net loss	—	—	—	—	—	(21,343)	(21,343)

Total comprehensive loss							(21,362)

Balances at December 31, 2004	300,466	—	1,932	(133)	(19)	(64,677)	(62,897)
Issuance of common stock upon exercise of stock options for cash at $1.95-$2.55 per share	8,533	—	19	—	—	—	19
Issuance of common stock at $0.90 per share upon vesting of early exercised stock options	66	—	—	—	—	—	—
Reclassification of unvested common stock at $2.25 per share	(3,333)	—	(7)	—	—	—	(7)
Registration cost of additional option pool shares	—	—	(1)	—	—	—	(1)
Issuance of common stock upon payment of note receivable at $0.90 per share	13,333	—	20	—	—	—	20
Deferred stock-based compensation related to variable accounting of stock options and restricted common stock	—	—	(107)	107	—	—	—
Deferred stock-based compensation related to stock options granted below re-assessed fair value of common stock	—	—	67	(67)	—	—	—
Reversal of deferred stock-based compensation in connection with employee terminations	—	—	(8)	8	—	—	—
Amortization of deferred stock-based compensation	—	—	—	6	—	—	6
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(8,269)	(8,269)
Compensation expense relating to stock options granted to consultants and variable accounting of stock options and restricted common stock	—	—	(326)	—	—	—	(326)
Comprehensive loss:
Unrealized gain/(loss) on investments	—	—	—	—	18	—	18
Net loss	—	—	—	—	—	(13,143)	(13,143)

Total comprehensive loss							(13,125)

Balances at December 31, 2005 (carried forward)	319,065	$—	$1,589	$(79)	$(1)	$(86,089)	$(84,580)

See accompanying notes.

NEUROGESX, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)—(CONTINUED)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 2005 (brought forward)	319,065	$—	$1,589	$(79)	$(1)	$(86,089)	$(84,580)
Issuance of common stock upon exercise of stock options for cash at $1.95-$4.05 per share	25,483	—	57	—	—	—	57
Registration cost of additional option pool shares	—	—	(1)	—	—	—	(1)
Issuance of common stock at $1.20-$3.00 per share upon vesting of early exercised stock options	1,942	—	4	—	—	—	4
Reclassification of unvested common stock at $3.00 per share	(3,512)	—	(11)	—	—	—	(11)
Issuance of common stock upon payment of notes receivable at $0.90-$1.20 per share	43,331	1	58	—	—	—	59
Deferred stock-based compensation related to variable accounting of stock options and restricted common stock	—	—	(14)	14	—	—	—
Reversal of deferred stock-based compensation in connection with employee terminations	—	—	(8)	8	—	—	—
Amortization of deferred stock-based compensation	—	—	—	12	—	—	12
Accretion of redeemable convertible preferred stock	—	—	—	—	—	(11,293)	(11,293)
Compensation expense relating to stock options granted to consultants and variable accounting of stock options and restricted common stock	—	—	3,516	—	—	—	3,516
Stock-based compensation expense	—	—	315	—	—	—	315
Comprehensive loss:
Unrealized gain/(loss) on investments	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(30,145)	(30,145)

Total comprehensive loss							(30,144)

Balances at December 31, 2006	386,309	$1	$5,505	$(45)	$—	$(127,527)	$(122,066)

See accompanying notes.

NEUROGESX, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,			Period from May 28, 1998 (inception) to December 31, 2006
	2004	2005	2006
	(in thousands)
Operating activities
Net loss	$(21,343)	$(13,143)	$(30,145)	$(93,280)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	269	229	260	1,294
Amortization of debt issuance costs	—	—	78	78
Amortization of investment premiums	203	186	(47)	342
Stock-based compensation	1,401	(320)	3,843	5,192
Loss on disposal of fixed assets	—	—	—	88
Revaluation of preferred stock warrant liability	—	(26)	3,274	3,248
Changes in operating assets and liabilities:
Other current assets	(308)	9	(257)	(659)
Other assets	20	46	(106)	(116)
Accounts payable	705	293	(5)	1,675
Accrued compensation	320	(202)	2	199
Accrued research and development	335	151	424	1,133
Other accrued expenses	(418)	121	358	831

Net cash used in operating activities	(18,816)	(12,656)	(22,321)	(79,975)

Investing activities
Purchases of short-term investments	(26,442)	(4,877)	(4,949)	(69,830)
Proceeds from maturities of short-term investments	13,074	15,835	5,023	67,494
Change in restricted cash	(500)	500	—	—
Purchases of property and equipment	(53)	(31)	(141)	(1,523)

Net cash provided by (used in) investing activities	(13,921)	11,427	(67)	(3,859)

Financing activities
Proceeds from notes payable	—	—	10,000	11,083
Repayment of notes payable	(293)	(282)	(434)	(1,518)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	35,868	5,445	14,585	85,889
Proceeds from issuance of common stock	43	38	114	288

Net cash provided by financing activities	35,618	5,201	24,265	95,742

Net increase in cash and cash equivalents	2,881	3,972	1,877	11,908
Cash and cash equivalents, beginning of period	3,178	6,059	10,031	—

Cash and cash equivalents, end of period	$6,059	$10,031	$11,908	$11,908

Supplemental cash flow information
Cash paid for interest	$28	$5	$467	$572

Noncash investing and financing activities
Accretion of redeemable convertible preferred stock	$6,783	$8,269	$11,293	$34,247

Warrants issued in connection with preferred stock or debt financings	$—	$762	$3,539	$4,301

Liability to issue common stock to a consultant for services rendered in connection with preferred stock financing	$—	$26	$334	$360

Deferred stock compensation related to variable accounting of stock options and restricted common stock	$100	$107	$14	$254

See accompanying notes.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

Nature of Operation and Basis of Preparation

NeurogesX, Inc. (the “Company”), is a biopharmaceutical company focused on developing and commercializing novel pain management therapies. The Company’s initial focus is on chronic peripheral neuropathic pain. The Company’s lead product candidate, NGX-4010, a synthetic capsaicin-based topical patch designed to manage pain associated with peripheral neuropathic pain conditions, has completed two pivotal phase 3 clinical trials that have met their primary endpoints, one in postherpetic neuralgia (“PHN”) and one in HIV distal sensory polyneuropathy (“HIV-DSP”).

The Company was founded as Advanced Analgesics, Inc. on May 28, 1998 and changed its name to NeurogesX, Inc. in September 2000. In January 2007, the Company’s board of directors approved the reincorporation of the Company into Delaware. The Company was previously a California corporation. The reincorporation was completed in February 2007. The Company is located in San Carlos, California. Since its inception, the Company has devoted substantially all of its efforts to the development of NGX-4010, establishing its offices, recruiting personnel, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

Principles of Consolidation

The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiary, NeurogesX UK Limited, which was incorporated as of June 1, 2004. NeurogesX UK Limited was established for the purposes of conducting work with drug regulatory authorities, e.g., clinical trials in the UK and marketing approval submission. The subsidiary has no assets other than the initial formation capital totaling one Pound Sterling.

Need to Raise Additional Capital

The Company has incurred significant net losses and has had negative cash flows from operations during each period from inception through December 31, 2006 and has a deficit accumulated during the development stage of $127.5 million at December 31, 2006. Management expects operating losses and negative cash flows to continue at least into 2009.

At December 31, 2006, management believed that currently available cash and cash equivalents and short term investments together with existing financing agreements would provide sufficient funds to enable the Company to meet its obligations through the first half of 2007. Management plans to continue to finance the Company’s operations with a combination of equity issuances, debt arrangements and revenues from collaborations with pharmaceutical companies, technology licenses and, in the longer term, product sales and royalties. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The 2006 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Stockholders’ Equity

In January 2007, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of December 31, 2006 and pro forma basic and diluted net loss per share attributable to common stockholders reflect the automatic conversion of all of the Series A, Series B, Series C and Series C2 redeemable convertible preferred stock outstanding at the time of the offering into 7,825,731 shares of common stock upon the closing of the Company’s initial public offering, and the impact of the reclassification of preferred stock warrant liability into additional paid-in capital as a result of the automatic conversion of warrants to purchase preferred stock into warrants to purchase common stock upon closing of the Company’s initial public offering.

Reverse Stock Split

On April 13, 2007, the Company effected a 1-for-15 reverse split of its common stock. All common stock share and per share amounts have been retroactively restated to reflect the reverse stock split in the accompanying consolidated financial statements and notes for all periods presented.

Deferred Offering Costs

In connection with its initial public offering, the Company has recorded $259,000 of deferred offering costs included in prepaid expenses and other current assets in the accompanying balance sheet at December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents and Short Term Investments

The Company invests its available cash balances in bank deposits, money market funds, U.S. government securities and other investment grade debt securities that have strong credit ratings. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of securities at the time of purchase. To date, all marketable securities have been classified as available-for-sale, and are carried at fair value as determined based on quoted market prices with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short term.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary for available-for-sale securities, if any, are included in interest income and expense and have not been significant to date. Realized gains and losses are computed on a specific identification basis. Interest and dividends are included in interest income.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of Credit Risk and Financial Instruments

The Company invests cash that is not currently being used for operational purposes in accordance with its investment policy. The policy allows for the purchase of low risk debt securities issued by U.S. government agencies and highly rated banks and corporations subject to certain concentration limits. The maturities of these securities may be no longer than 12 months. The Company believes that it has established guidelines for investment of its excess cash that maintains safety and liquidity through its policies on diversification and investment maturity.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and short term investments, available for sale investment securities in high-credit quality corporate debt, and debt securities issued by the U.S. government and government-sponsored enterprises. The carrying amounts of cash equivalents and available-for-sale investment securities approximate fair value due to their short term nature. The carrying amounts of borrowings under the Company’s debt facilities approximate fair value based on the current interest rates for similar borrowing arrangements.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the life of the lease or the useful economic life, whichever is shorter.

Long Lived Assets

The Company periodically assesses the impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If indicators of impairment exist, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment charge, if any, is determined based on the excess of the carrying value of the asset over fair value, with fair value determined based on an estimate of discounted cash flows or other appropriate measure of fair value. Since inception, the Company has not recorded any such impairment charges.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel related costs, costs associated with clinical trials including amounts paid to clinical research organizations and clinical investigators, manufacturing, process development and clinical product supply costs, research costs and other consulting and professional services, and allocated facility and related expenses.

Clinical Trials

The Company accrues and expenses costs for clinical trial activities performed by third parties, including clinical research organizations and clinical investigators, based upon estimates of the work completed over the life of the individual study in accordance with agreements established with contract research organizations and

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

clinical trial sites. The Company determines these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with numerous clinical trial centers and clinical research organizations and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. In accordance with APB No. 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the deemed per share market price of the stock and the per share exercise price of the stock option. The resulting stock-based compensation is deferred and amortized to expense over the grant’s vesting period, which is generally four years. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options. Compensation expense relating to variable awards is recorded using a graded vesting model in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R. Under SFAS No. 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition and the Company will no longer be able to apply the minimum value method and instead must calculate the fair value of its employee stock options using an estimated volatility rate. The Company adopted the provisions of SFAS No. 123R using the prospective transition method. Under the prospective transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value in accordance with the provisions of APB No. 25, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. All awards granted, modified, or settled after the date of adoption are accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123R. See Note 10 for further detail.

As a result of adopting SFAS No. 123R on January 1, 2006, the net loss for the year ended December 31, 2006 was higher by approximately $166,000 than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted loss per share applicable to common stockholders for the year ended December 31, 2006 would have been decreased by $0.48 if the Company had continued to account

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for stock-based compensation under APB No. 25. At December 31, 2005 and 2006, unamortized deferred stock-based compensation related to stock options granted below re-assessed fair value of common stock was approximately $53,000 and $33,000, respectively.

At December 31, 2006, the Company had one share-based compensation plan, which is described in Note 10.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. The equity instruments, consisting of stock options and warrants granted to lenders and consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and are recognized as an expense over the term of the related financing or the period over which services are received.

The following table shows the assumptions used to compute stock-based compensation expense for stock options granted to nonemployees during the years ended December 31, 2004, 2005 and 2006 using the Black-Scholes valuation model:

	Year Ended December 31,
	2004	2005	2006

Dividend yield	0%	0%	0%
Volatility	80%	77%	77%
Weighted-average expected life (in years)	5.6-8.0	4.6-9.9	3.6-10.0
Risk-free interest rate	3.9-4.7%	4.0-4.5%	4.6-5.1%

The Company recognized stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006

Research and development	$252	$(55)	$644
General and administrative	1,149	(265)	3,199

Total stock-based compensation	$1,401	$(320)	$3,843

Interest Expense

Interest expense is comprised of interest relating to the Company’s note payable, the amortization of the debt premium which represents the initial fair value of warrants to purchase preferred stock issued in connection with the note payable (see Note 5), and the amortization of debt issuance costs recorded as “Prepaid expenses and other current assets” and “Other assets” on the balance sheet. Interest expense was $587,000 for the year ended December 31, 2006 and $793,000 for the period from May 28, 1998 (inception) to December 31, 2006. Interest expense for each of the years ended December 31, 2004 and 2005 was not material.

Income taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Currently, there is no provision for income taxes as the Company has incurred operating losses to date.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including gains and losses on available-for-sale investments, to be included as part of total comprehensive income. The Company displays comprehensive loss and its components as part of the statement of stockholders’ equity (deficit). Comprehensive loss consists of net loss and unrealized gains and losses on available-for-sale investments.

Loss Per Share

Basic loss per share is calculated by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted average unvested common shares subject to repurchase and without consideration for common stock equivalents. Diluted loss per share is computed by dividing the loss applicable to common stockholders by the weighted-average number of common share equivalents outstanding for the period less the weighted average unvested common shares subject to repurchase and dilutive common stock equivalents for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, options to purchase common stock, warrants to purchase preferred stock and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma basic and diluted loss per share calculations assumes the conversion of all outstanding shares of redeemable convertible preferred stock into common stock using the as-if converted method, as if such conversion had occurred as of January 1, 2006 or the original issuance date, if later.

	Year Ended December 31,
	2004	2005	2006
	(in thousands except share and per share data)
Historical
Numerator:
Net loss before cumulative effect of change in accounting principle	$(21,343)	$(13,111)	$(30,145)
Cumulative effect of change in accounting principle	—	(32)	—
Accretion of redeemable convertible preferred stock	(6,782)	(8,269)	(11,293)

Loss applicable to common stockholders	$(28,125)	$(21,412)	$(41,438)

Denominator:
Weighted-average common shares outstanding	287,921	305,659	360,217
Less: Weighted-average unvested common shares subject to repurchase	(219)	(2,183)	(3,617)

Denominator for basic and diluted loss per share applicable to common stockholders	287,702	303,476	356,600

Net loss per share applicable to common stockholders–basic and diluted:
Cumulative effect of change in accounting principle	$—	$(0.11)	$—

Basic and diluted loss per share applicable to common stockholders	$(97.76)	$(70.56)	$(116.20)

Pro Forma
Weighted average shares used in computation of basic and diluted loss per share applicable to common stockholders above			356,599
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock (unaudited)			7,365,816

Weighted average shares used to compute pro forma basic and diluted net loss per share applicable to common stockholders (unaudited)			7,722,415

Pro forma basic and diluted net loss per share applicable to common stockholders (unaudited)			$(3.90)

Historical outstanding dilutive securities not included in diluted loss per share applicable to common stockholders calculation

Redeemable convertible preferred stock	6,033,141	6,527,999	7,825,731
Options to purchase common stock	543,377	654,870	817,234
Warrants to purchase redeemable convertible preferred stock	3,573	250,985	955,855
Common stock subject to repurchase	142	3,408	4,575

	6,580,233	7,437,262	9,603,395

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense. Prior to July 1, 2005, the Company accounted for warrants for the purchase of preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

During the year ended December 31, 2005, the Company reclassified the fair value of its warrants to purchase shares of its redeemable convertible preferred stock from equity to a liability and recorded a cumulative effect charge of approximately $32,000 for the change in accounting principle. For the year ended December 31, 2005, the Company recorded approximately $58,000 reflected as other income for the decrease in fair value of all preferred stock warrants. For the year ended December 31, 2006, the Company recorded approximately $3,274,000 of other expense for the increase in fair value of all preferred stock warrants. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise of the warrants to purchase shares of redeemable convertible preferred stock or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ equity (deficit) when the warrants are converted to common stock warrants.

The pro forma effect of the adoption of FSP 150-5 on the results of operations for fiscal 2004 and 2005, if applied retroactively, assuming FSP 150-5 had been adopted in these years, has not been disclosed as these amounts would not be materially different from the reported amounts.

Recently Issued Accounting Standards

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that the Company recognize the impact of a tax position in the financial statements, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting this new standard.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. SAB No. 108 will be adopted by the Company in the first quarter of 2007. The Company does not expect the adoption of SAB No. 108 to have any impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company effective January 1, 2008. The Company does not expect the adoption of SFAS No. 157 to have any impact on its results of operations or financial position.

3.	Cash and Cash Equivalents, Short Term Investments and Restricted Cash

The following are summaries of cash, cash equivalents, short term investments and restricted cash (in thousands):

	Cost	Unrealized Gain/ (Loss)	Estimated Fair Value
As of December 31, 2005:
Cash and money market funds	$9,136	$—	$9,136
Commercial paper	894	1	895
Corporate debt securities	1,457	(1)	1,456
Auction rate debt securities	564	(1)	563

	$12,051	$(1)	$12,050

Reported as:
Cash and cash equivalents			$10,031
Short term investments			2,019

			$12,050

As of December 31, 2006:
Cash and money market funds	$11,162	$—	$11,162
Commercial paper	1,492	—	1,492
Auction rate debt securities	1,248	—	1,248

	$13,902	$—	$13,902

Reported as:
Cash and cash equivalents			$11,908
Short term investments			1,994

			$13,902

At December 31, 2005 and 2006, the contractual maturities of investments held were less than one year.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2005	2006

Software	$10	$73
Leasehold improvements	718	720
Office furniture and equipment	249	272
Research equipment	39	39
Computer equipment	231	284

	1,247	1,388
Less: accumulated depreciation and amortization	(987)	(1,229)

Property and equipment, net	$260	$159

Depreciation expense was $265,000, $241,000, $242,000 and $1,276,000 for the years ended December 31, 2004, 2005, 2006 and for the period from May 28, 1998 (inception) to December 31, 2006, respectively.

5.	Notes Payable

In July 2006, the Company entered into a venture loan agreement with two venture finance institutions for an aggregate note payable amount of $10,000,000 of which $5,000,000 was drawn in July 2006 and the remaining $5,000,000 was drawn in September 2006. These notes bear interest at 12.21% and 11.75%, respectively. The loan is collateralized by a first priority security interest in the tangible and intangible assets of the Company, excluding intellectual property. These notes require interest only repayment for the period from initial borrowing to October 2006 and July 2007, respectively. Principal and interest repayment commences in November 2006 and August 2007, respectively, for 30 months. As of December 31, 2006, outstanding principal under these notes was $9,565,000. A debt premium related to the initial fair value of warrants for 840,000 shares of Series C2 preferred stock issued in connection with the loan agreement of $469,000 was recorded. This amount will be amortized to interest expense over the term of the notes. For the year ended December 31, 2006, $78,000 of the debt premium has been recognized as interest expense. In connection with the notes payable, the Company is restricted from paying cash dividends or distributions on any equity with the exception of dividends payable solely in capital stock. In connection with these notes, the Company issued warrants to the financial institutions (see Note 9).

In May 2002, the Company entered into a term loan facility with a financial institution to finance certain equipment and leasehold improvements. The original borrowing under this note totaled $1,000,000, was repayable over 42 months and bore interest at 6.25%. The loan was repaid in March 2005. In connection with this loan, the Company issued warrants to the financial institution (see Note 9).

Interest expense recognized in connection with all loans was $25,000, $3,000, $563,000 and $707,000 for the years ended December 31, 2004, 2005, 2006 and for the period from May 28, 1998 to December 31, 2006, respectively.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payments due for notes payable over the next five years and thereafter are as follows (in thousands):

Years ending December 31,
2007	$2,763
2008	4,055
2009	2,747

Total payments due in future periods	9,565
Less: amounts representing unamortized debt premium	391

$9,174

6.	Commitments and Contingencies

Operating Leases

The Company leases its office facilities and certain office equipment under operating leases. The Company’s lease for its office facilities, as amended, expires on June 30, 2007. The Company is recognizing rent expense evenly over the lease term.

Rent expense under these noncancellable operating leases were $391,000, $236,000, $210,000 and $1,919,000 for the years ended December 31, 2004, 2005, 2006 and for the period from May 28, 1998 (inception) to December 31, 2006, respectively.

Future minimum payments under all noncancelable operating lease obligations are as follows as of December 31, 2006 (in thousands):

Year ended December 31,
2007	112
2008	16
2009	16
2010 and thereafter	6

Total minimum lease payments	$150

2006 Acquisition Bonus Plan

In November 2006, and as amended in March 2007, the board of directors approved the 2006 Acquisition Bonus Plan which provides for bonus payments to certain members of management in the event of a change of control. Payments under the plan are based on the percentage ownership of the company of such members. This plan is designed to allow for payment of a management bonus prior to the payment of the preferred stock liquidation preference in order to counteract the effect of such liquidation preference on the acquisition proceeds that members of management would receive from their holdings of common stock alone.

Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and generally provide for various indemnifications including indemnification from claims resulting from clinical trial activities and intellectual property matters. The Company’s liability

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under these agreements is unknown because it involves the potential for future claims that may be made against the Company, but have not yet been made. To date, the Company has not received any claims under its various indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days’ written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2006.

7.	License Agreement

In October 2000 and as amended, the Company licensed certain patents from the University of California for high dose capsaicin for neuropathic pain. Under the terms of the agreement, the Company will be required to pay royalties on net sales of the licensed product up to a maximum of $1,000,000 per annum as well as a percentage of upfront and milestone payments resulting from sublicense of the Company’s rights under the agreement. The Company will also be required to make three annual installment payments in the event the Company completes an initial public offering or a merger or acquisition of the Company in the aggregate amount in cash equal to 1,093 common shares multiplied by the initial public offering or merger price per common share. No amounts have been paid by the Company under the agreement through December 31, 2006.

8.	Redeemable Convertible Preferred Stock

As of December 31, 2005 and 2006, the authorized, issued and outstanding shares of redeemable convertible preferred stock (“preferred stock”) were as follows (in thousands):

	Redeemable Convertible Preferred Stock
	Series A	Series A-1	Series B	Series B-1	Series C	Series C-1	Series C2	Series C3	Total
As of December 31, 2005:	$12,674	$—	$33,516	$—	$42,740	$—	$4,760	$—	$93,690
Shares authorized	12,034	12,034	31,200	31,200	55,000	55,000	48,000	48,000	292,468
Shares issued and outstanding	12,000	—	30,480	—	48,017	—	7,423	—	97,920
Aggregate liquidation preference	$7,500	—	$22,860	—	$36,013	—	$5,567	—	$71,940

As of December 31, 2006:	$13,946	$—	$36,882	$—	$47,048	$—	$18,288	$—	$116,164
Shares authorized	12,034	12,034	31,200	31,200	55,000	55,000	48,000	48,000	292,468
Shares issued and outstanding	12,000	—	30,480	—	48,017	—	26,889	—	117,386
Aggregate liquidation preference	$7,500	—	$22,860	—	$36,013	—	$20,167	—	$86,540

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Company’s Series C2 preferred stock financing, warrants to purchase 13,444,450 shares of Series C2 preferred stock at a purchase price of $0.75 per share were issued to investors. The initial fair value of these warrants of $3,070,000 was recognized as a liability and allocated from the proceeds of the preferred stock financing thus reducing the carrying value of the preferred stock. At the end of each reporting period, changes in fair value during the period of the preferred stock warrant liability are recorded as a component of other income or expense. See Note 9 for further detail.

The carrying value of the Company’s Series A, Series B, Series C, and Series C2 preferred stock is increased by periodic accretion, using the effective interest method, so that the carrying amount will equal the redemption value at the redemption date. Upon completion of the Company’s initial public offering, the Series A, Series B, Series C and Series C2 preferred stock will convert into 7,825,731 shares of common stock and the related carrying value will be reclassified to additional paid-in capital on the Company’s balance sheet.

In November 2005, February 2006, May 2006 and August 2006, the Company issued a total of 26,888,900 shares of Series C2 preferred stock at $0.75 per share resulting in net cash proceeds of approximately $20,030,000. In February and March 2004, the Company issued 48,017,402 shares of Series C preferred stock at $0.75 per share, raising net cash proceeds of approximately $35,868,000

In January, February and up through March 1, 2007, the Company issued a total of 13,444,450 shares of Series C2 preferred stock at $0.75 per share upon the exercise of warrants resulting in aggregate net cash proceeds of approximately $10,083,000.

The rights and features of the Company’s preferred stock are as follows:

Redemption

The Series A, Series B, Series C and Series C2 preferred stock is redeemable in three annual installments beginning June 30, 2008 upon written notice by a majority of the holders of the Series A, Series B, Series C and Series C2 preferred stock agree otherwise. The shares are redeemable at the original issuance price plus dividends of 10% compounded annually. The aggregate amount redeemable, including dividends compounded annually at 10%, are as follows (amounts in thousands):

	June 30, 2008	June 30, 2009	June 30, 2010	Total
Series A	$5,359	$5,895	$6,484	$17,738
Series B	14,174	15,592	17,151	46,917
Series C	18,088	19,897	21,887	59,872
Series C2	8,309	9,139	10,053	27,501

	$45,930	$50,523	$55,575	$152,028

Conversion and Voting Rights

The holder of each share of preferred stock has the right to one vote for each share of common stock into which it can be converted. Series A, Series B, Series C and Series C2 preferred stock are convertible at the stockholders’ option at any time into common stock on a 1-for-15 basis, subject to adjustment for anti-dilution. Conversions are automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $30,000,000 and an aggregate offering price of at least $150,000,000 (adjusted for any stock splits, stock dividends, recapitalization, or similar events) or upon agreement of the holders of at least two-thirds of the outstanding preferred stock.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends

When and if declared by the Board of Directors, holders of Series A, Series B Series C and Series C2 preferred stock are entitled to receive non-cumulative dividends at the rate of $0.0625, $0.075, $0.075 and $0.075 per share, respectively. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through December 31, 2006.

Liquidation

In the event of a liquidation or winding up of the Company, holders of Series A, Series B, Series C and Series C2 preferred stock shall have a liquidation preference of $0.625, $0.75, $0.75 and $0.75 per share, respectively, together with any declared but unpaid dividends, over holders of common shares. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of the preferred and common stock pro rata based on the number of shares of common stock held (assuming conversion of preferred stock). The sale of substantially all of the assets of the Company is defined as a liquidation event.

9.	Preferred Stock Warrant Liability

Warrants were valued using the Black-Scholes valuation method upon issuance of the warrants. At December 31, 2006, the fair value of the warrants were remeasured based upon the then-current reassessed fair value of the Company’s common stock. The following table sets forth the changes in fair value for each of the preferred stock warrants during 2006 (in thousands except share and per share data):

Preferred Stock	Expiration Date	Exercise Price Per Share	Shares as of		Fair Value as of			Change in Fair Value During 2006
			December 31, 2005	December 31, 2006	December 31, 2005	Various Issuances During 2006	December 31, 2006
Series A preferred	Later of (i) December 14, 2010, or (ii) 7 years after the closing of an initial public offering of the Company’s common stock	$0.625	33,600	33,600	$20	$—	$29	$9

Series B preferred	Later of (i) May 1, 2012, or (ii) 7 years after the closing of an initial public offering of the Company’s common stock	$0.75	20,000	20,000	$12	$—	$17	$5

Series C2 preferred	September 30, 2008	$0.75
1st Closing			3,711,449	3,711,449	$704	$304	$1,885	$877
2nd Closing			—	3,188,778	—	916	1,619	703
3rd Closing			—	3,188,778	—	924	1,607	683
4th Closing			—	3,355,445	—	926	1,691	765

Series C2 preferred	July 4, 2013	$0.75	—	840,000	$—	$469	$701	$232

Total			3,765,049	14,338,050	$736	$3,539	$7,549	$3,274

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrants that do not expire on the closing of an initial public offering will convert into warrants to purchase shares of common stock at the applicable conversion rate for the related preferred stock (currently 1-for-15 for all series of preferred stock). Additionally, warrants to purchase 840,000 shares of Series C2 preferred stock will automatically exercise in the event of an acquisition of the Company. All warrants are exercisable upon issuance.

In January and February 2007, the holders of 13,444,450 warrants to purchase C2 preferred stock exercised their warrants for an aggregate $10,083,000 in proceeds.

The fair value of the above warrants was determined using the Black-Scholes valuation model using the following assumptions:

Year ended December 31,
	2005	2006

Dividend yield	—	—
Volatility	54 - 77%	54 - 77%
Remaining contractual term (in years)	1.2 - 8.6	1.8 - 7.0
Risk-free interest rate	4.2 - 4.4%	4.6 -5.2%

10.	Stockholders’ Equity (Deficit)

Common Stock

In connection with the Series C2 preferred stock financing, the Company committed to issue to a consultant a total of 22,222 shares of common stock from November 2005 through August 2006. As of December 31, 2006, these shares have not yet been issued. The value of such shares, $360,000, as of December 31, 2006, has been recognized as an issuance cost of the Series C2 preferred stock. In conjunction with the exercise of warrants in January and February 2007 associated with the Series C2 preferred stock offering an additional 11,111 shares of common stock will be issued to this consultant in 2007 resulting in the recording of an additional $180,000 of issuance costs of the Series C2 preferred stock.

Deferred Stock-Based Compensation

During 2005 and 2006, the Company issued stock options to employees under the 2000 Stock Incentive Plan (“2000 Plan”) at amounts that, at the time of grant, the Board of Directors determined to be the fair value of the common stock, taking into consideration a number of factors including redemption requirements and liquidation preferences of the preferred stock. The Board of Directors has reassessed the fair value of these grants given the anticipation of completing an initial public offering and the timing of key events that occurred during the two years ended December 31, 2005 and 2006. Reassessed value was determined at both December 31, 2005 and November 30, 2006 in contemporaneous valuations performed by the Board of Directors, with the assistance of management and independent consultants using a market approach. For dates not coinciding with the contemporaneous valuations, prior to December 31, 2005 and during the period between January 1, 2006 and November 30, 2006, reassessed value was determined by evaluating the impact of milestones achieved during those periods and general progress in the business, as well as the proximity of the grant date to the date of the corresponding market-based valuation. For the periods after November 30, 2006 there were no grants until January 2007. In assessing value for grants after December 31, 2006, a number of factors were taken into consideration by the Board of Directors, including internal milestones achieved after November 30, 2006, valuation guidance provided by financial advisors in connection with the proposed initial public offering, which took into account the values of comparable companies, and overall industry market conditions for biopharmaceutical companies.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based upon the reassessment discussed above, the Company determined that the reassessed fair value of the options to purchase 214,820 shares of common stock in 2005 ranged from $1.95 to $4.20 per share and that the reassessed value of the options to purchase 281,856 shares of common stock in 2006 ranged from $4.65 to $16.20 per share. Information on employee and director stock options granted in 2005 and 2006 is summarized as follows:

Grant Date	Number Of Shares Granted	Exercise Price Per Share	Reassessed Fair Value Per Share	Intrinsic Value
March 15, 2005	159,157	$1.95	$1.95	$—
May 19, 2005	16,332	2.55	3.75	1.20
September 7, 2005	39,331	3.00	4.20	1.20
January 27, 2006	127,662	3.75	4.65	0.90
March 15, 2006	62,114	3.75	6.00	2.25
May 4, 2006	10,500	3.75	7.20	3.45
June 2, 2006	35,999	3.75	9.00	5.25
July 10, 2006	9,333	4.05	9.00	4.95
September 21, 2006	36,248	4.20	9.90	5.70

Information on non-employee stock options granted in 2005 and 2006 is summarized as follows:

Grant Date	Number Of Shares Granted	Exercise Price Per Share	Reassessed Fair Value Per Share	Intrinsic Value
January 3, 2005	4,893	$1.01	$1.95	$0.94
January 27, 2006	3,330	3.75	4.65	0.90
July 19, 2006	10,146	2.69	9.00	6.31

See “Stock Options Granted to Nonemployees” of this footnote for a discussion of compensation expense resulting from these non-employee stock option grants.

In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the differences between the exercise price of the stock options at the date of grant and the re-assessed fair value of the Company’s common stock on the date of grant. This deferred compensation is amortized to stock compensation expense on a straight-line basis over the period during which the options vest, generally four to five years. During the year ended December 31, 2005, the Company recorded deferred stock-based compensation related to these options of $67,000. No deferred stock compensation was recorded related to options granted at below re-assessed fair value for the year ended December 31, 2006 due to the adoption of SFAS No. 123R. Cancellations of $8,000 and $8,000 were recorded in the years ended December 31, 2005 and 2006, respectively. Amortization of deferred stock-based compensation was $6,000 and $12,000 for the years ended December 31, 2005 and 2006, respectively.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected future amortization expense for deferred stock compensation as of December 31, 2006 is as follows (in thousands):

Year ended December 31,
2007	$13
2008	13
2009	7

$33

Additionally, the Company has recorded a reversal of deferred stock-based compensation of $14,000 related to the unvested portion of stock options exercised with full recourse promissory notes subject to variable accounting as of December 31, 2006.

Restricted Stock Purchases

In 2000, prior to its adoption of the 2000 Plan, the Company issued 400,000 shares of its common stock to founders and employees of the Company under restricted stock purchase agreements of which 196,000 shares were for cash and 204,000 shares were in exchange for promissory notes. Under the terms of the restricted stock purchase agreements, shares purchased generally vested over a three-year period. Upon termination of employment or services, unvested shares were subject to repurchase by the Company at the original issuance price. As of December 31, 2004, 2005 and 2006, all shares had vested and are no longer subject to repurchase. The promissory notes bear interest at a rate of 6.1% and are repayable in four equal installments at the end of each year after the date of notes or within 30 days following termination of employment. The amount payable to the Company relating to these notes was $126,000 at December 31, 2005 and 2006. Due to the extension of the repayment of these notes as authorized by the Company’s Board of Directors, in accordance with EITF No. 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, these notes are treated as non-recourse in nature and are subject to variable accounting. The shares of common stock relating to the note receivables amounts outstanding are not deemed to be issued until the promissory note is repaid and therefore are excluded from the shares of common stock outstanding at each balance sheet date and the loss per share computation for each respective period. These total 140,000 shares as of December 31, 2005 and 2006. Stock compensation expense relating to variable accounting for these promissory notes was $622,000, $(189,000), $1,617,000 and $2,217,000 for the years ended December 31, 2004, 2005 and 2006, and for the period from May 28, 1998 (inception) to December 31, 2006, respectively.

Notes Receivable from Stockholders

In April 2002, February 2003, April 2003 and March 2004 96,662, 2,000, 83,333 and 6,666 shares of common stock, respectively, were issued to employees of the Company upon exercise of stock options in exchange for non-recourse promissory notes. These notes bear interest at a rate of 6.0%–6.1% compounded semi-annually, are repayable in five equal installments at the end of each year after the date of notes or within 30 days following termination of employment. The underlying shares generally vest over a four-year period. Unvested shares, which amount to 32,203 shares and 7,152 shares at December 31, 2005 and 2006, are subject to repurchase by the Company at the original issue price. As the interest rate on each note is not deemed to represent a market rate at the time the option shares vest, in accordance with EITF No. 00-23, each award is subject to variable accounting until the award is vested or forfeited. The shares of common stock relating to the note receivables amounts outstanding are not deemed to be issued until the promissory note is repaid and therefore are excluded from the shares of common stock outstanding at each balance sheet date and the earnings

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

per share computation for each respective period. Shares excluded total 174,217 shares and 130,884 shares as of December 31, 2005 and 2006, respectively. Shares of common stock issued upon payment of note receivable was 13,333 shares and 43,331 shares during the years ended December 31, 2005 and 2006, respectively. Stock compensation expense relating to variable accounting for these promissory notes was $695,000, $(147,000), $1,587,000 and $2,225,000 for the years ended December 31, 2004, 2005 and 2006 and for the period from May 28, 1998 (inception) to December 31, 2006.

Rescission of Stock Option Exercises

During 2004, the Company allowed the rescission of two stock option exercises by an executive and a director for a total of 23,333 shares of common stock. In accordance with EITF No. 00-23 and EITF Topic D-93, the rescissions of the exercises were treated as though each award was regranted on the respective dates of the rescissions and thus the awards were subject to variable accounting. Additional stock compensation associated with the rescission based on EITF Topic D-93 was not material. Stock compensation expense relating to variable accounting for these options was $66,000, $(6,000) $245,000, and $305,000 for the years ended December 31, 2004, 2005 and 2006 and for the period from May 28, 1998 (inception) to December 31, 2006, respectively.

2000 Stock Incentive Plan

The Company’s 2000 Plan provides for the granting of incentive and nonstatutory stock options by the board of directors to employees, officers, directors, and consultants of the Company. Incentive stock options may be granted with exercise prices not less than estimated fair value, and nonstatutory stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant, as determined by the board of directors. Options granted under the 2000 Plan expire no later than 10 years from the date of grant. Options granted and shares underlying stock purchase rights issued under the 2000 Plan vest over periods determined by the board of directors, generally over four to six years. Stock purchased under stock purchase rights is subject to a repurchase option by the Company upon termination of the purchaser’s employment or services. The repurchase right lapses over a period of time as determined by the board of directors. The vesting of certain options accelerate upon the achievement of specified milestones. The 2000 Plan terminates automatically 10 years after its adoption by the board of directors.

The 2000 Plan allows for the early exercise of options prior to vesting. In accordance with EITF No. 00-23, stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are not deemed to be issued until those shares vest. Since March 21, 2002, the Company has issued an aggregate of 11,945 shares of common stock pursuant to the early exercise of stock options. As of December 31, 2005 and 2006, there were 5,064 and 4,969, respectively, of these shares issued subject to the Company’s right to repurchase at the original issuance price. The amounts received in exchange for these shares have been recorded as a liability for early exercise of stock options in the accompanying balance sheets and will be reclassified into equity as the shares vest.

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option activity:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balance at inception (May 28, 1998)	—	—	—
Shares authorized	109,333	—	—
Options granted	(38,661)	38,661	$0.90
Options canceled	333	(333)	$0.90

Balance at December 31, 2000	71,005	38,328	$0.90
Options granted	(32,770)	32,770	$0.90
Options canceled	4,998	(4,998)	$0.90

Balance at December 31, 2001	43,233	66,100	$0.90
Shares authorized	80,000	—	—
Options granted	(115,392)	115,392	$1.20
Options exercised	—	(4,162)	$1.00
Options canceled	12,118	(12,118)	$1.05

Balance at December 31, 2002	19,959	165,212	$1.10
Shares authorized	133,334	—	—
Options granted	(114,930)	114,930	$1.35
Options exercised	—	(3,249)	$1.20
Options canceled	2,199	(2,199)	$1.20

Balance at December 31, 2003	40,562	274,694	$1.20
Shares authorized	433,333	—	—
Options granted	(378,812)	378,812	$2.85
Options exercised	—	(5,083)	$1.06
Options canceled	105,046	(105,046)	$2.70

Balance at December 31, 2004	200,129	543,377	$2.06
Shares authorized	158,333	—	—
Options granted	(214,820)	214,820	$2.25
Options exercised	—	(18,599)	$1.28
Options canceled	84,728	(84,728)	$2.33

Balance at December 31, 2005	228,370	654,870	$2.11
Shares authorized	166,667	—	—
Options granted	(285,186)	285,186	$3.82
Options exercised	—	(67,244)	$1.45
Options canceled	55,578	(55,578)	$2.65

Balance at December 31, 2006	165,429	817,234	$2.72

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of the Company’s stock options by exercise price at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
$0.90 - $1.20	140,119	$1.16	5.76	139,889	$1.16	5.70
$0.18 - $2.25	169,121	$1.95	7.99	93,634	$1.94	7.82
$2.55 - $3.75	456,747	$3.25	8.34	186,029	$3.50	8.78
$4.05 - $6.00	51,247	$4.37	9.43	49,177	$4.30	9.52

	817,234	$2.69	7.90	468,729	$2.57	7.75

The weighted-average grant date fair value of the options granted during the years ended December 31, 2005 and 2006 were $1.79 and $5.02 per share, respectively. The weighted-average fair value and exercise price of options granted during the year ended December 31, 2006 are as follows:

Weighted-average fair value:
Options granted below re-assessed fair value	$5.02
Options granted equal to re-assessed fair value	$—
Weighted-average exercise price:
Options granted below re-assessed fair value	$3.82
Options granted equal to re-assessed fair value	$—

Adoption of SFAS No. 123R

On January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment. SFAS No. 123R establishes accounting for stock-based awards made to employees and directors. Accordingly, stock-based compensation expense is measured at grant date, based on the fair value of the award, and is recognized as expense over the remaining requisite service period. Total stock-based compensation of $315,000 was recorded during the year ended December 31, 2006.

The fair value for the Company’s employee stock options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

Year ended December 31, 2006
Expected volatility	77%
Expected term (years)	6.0
Risk-free interest rate	4.7%
Dividend yield	0%

The Company’s computation of expected volatility for the year ended December 31, 2006 is based on an average of the historical volatility of a peer-group of similar companies. The Company’s computation of expected term in the year ended December 31, 2006 utilizes the simplified method in accordance with SAB No. 107. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes stock-based compensation expense

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for the fair values of these awards on a straight-line basis over the requisite service period of each of these awards. Stock compensation expense relating to stock options with acceleration of vesting dependent upon the achievement of milestones is recognized based upon the Company’s evaluation of the probability of achievement of each respective milestone and the related estimated date of achievement.

As of December 31, 2006, the weighted-average remaining contractual term for outstanding stock options and for exerciseable stock options was 7.9 years and 7.7 years, respectively, and the intrinsic value of these options was $11,039,000 and $6,388,000, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s re-assessed stock price of $16.20 per share as of December 31, 2006, which would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was $42,000. During the year ended December 31, 2006, the Company granted 281,856 stock options with an estimated total grant-date fair value of $5.02 per share.

Cash received from option exercises and repayment of notes receivable by stockholders under all share-based payment arrangements including repayments on notes receivable from stockholders for the years ended December 31, 2005 and 2006 was $38,000 and $116,000, respectively. Because of the Company’s net operating losses, the Company did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2005 and 2006.

Stock Options Granted to Nonemployees

For the years ended December 31, 2005 and 2006, the Company issued options in conjunction with various consulting agreements to purchase 4,893 and 13,476 shares of common stock, respectively, at exercise prices of $0.90 to $6.00 per share. During the period from May 28, 1998 (inception) to December 31, 2006, the Company granted options to purchase 31,149 shares of common stock to consultants. The options generally vest over a period of up to four years. Compensation expense related to the fair value of these options totaled $19,000, $18,000, $67,000 and $110,000 for the years ended December 31, 2004, 2005 and 2006 and, for the period from May 28, 1998 (inception) to December 31, 2006, respectively.

Shares Reserved for Future Issuances

The Company had reserved shares of common stock for future issuances as follows:

	December 31,
	2005	2006

Redeemable convertible preferred stock (assuming conversion)	6,527,999	7,825,731
Warrants to purchase redeemable convertible preferred stock (assuming conversion)	250,985	955,855
2000 Stock Incentive Plan:
Shares available for grant	228,370	165,429
Options outstanding	654,870	817,234
Common stock to be issued upon repayment of notes receivable from stockholders	140,000	140,000

	7,802,224	9,904,249

NEUROGESX, INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	Income Taxes

There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2005	2006
Net operating losses	$10,449	$21,730
Research credits	3,342	4,288
Capitalized research and development	14,210	12,357
Other	757	1,462

Total deferred tax assets	28,758	39,837
Valuation allowance	(28,758)	(39,837)

Net deferred tax assets	$—	—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $11,079,000 during 2006, $7,395,000 during 2005 and $7,700,000 during 2004.

As of December 31, 2006, the Company had net operating loss carryforwards for federal income tax purposes of $52,698,000 which expire beginning in the year 2020 and federal research and development tax credits of $2,535,000 which expire beginning in the year 2020.

As of December 31, 2006, the Company had net operating loss carryforwards for state income tax purposes of $57,188,000 which expire beginning in the year 2010 and state research and development tax credits of $2,694,000 which do not expire.

Utilization of the Company’s net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss and credits before utilization.

12.	Subsequent Events

In January 2007, the Company’s board of directors approved the adoption of the Company’s 2007 Stock Plan and 2007 Employee Stock Purchase Plan to become effective on the effectiveness of the Company’s initial public offering.

In January 2007, the Company’s board of directors forgave notes receivable of $379,000, including accrued interest, from current and certain former officers of the Company.